NRI Dream up the future.

Nomura Research Institute

Annual Report 2007 (Year ended 31st March, 2007)

Dream up the future.

"Dream up the future." is the NRI Group philosophy of gaining insight into the paradigms of a future society and creating appropriate new business models.

The NRI Group continues to strongly embrace the challenge to provide our clients with "Navigation and Solution" services, as a company that dreams up future society.

Nomura Research Institute, Ltd.

Contents



Dream up the future.

"Dream up the future." is the NRI Group philosophy of gaining insight into the paradigms of a future society and creating appropriate new business models.

The NRI Group continues to strongly embrace the challenge to provide our clients with "Navigation and Solution" services, as a company that dreams up future society.

Navigation & Solution

Consulting Services

Management Consulting

System Consulting

IT Solution Services

System Integration Services

Outsourcing Services

Multi-User System Services

Note:

This Annual Report was prepared for the purpose of providing information on our performance in the year ended 31st March, 2007 and our strategy for the coming years, not for the purpose of attracting investment in stocks issued by NRI. In addition, this report contains absolutely no guarantees or pledges. The opinions and outlook contained herein reflect the views of management at the time of preparation. We do not offer any guarantees or pledges as to the accuracy or completeness of such information, which, moreover, is subject to alteration without advance notice.

To Our Shareholders



I would like to begin by extending my sincere appreciation to all our shareholders.

In the fiscal year ended 31st March, 2007 (fiscal 2006), the economy in Japan gradually improved thanks to increased capital expenditures and improved employment conditions fueled by improvements in corporate profits. This led to a steady increase in demand for IT investment from the financial services sector as well as from both the manufacturing and non-manufacturing business sectors. Under such conditions, NRI continued to not only strengthen its operating activities and business base, but also make efforts towards sustainable, medium to long-term growth, such as actively providing IT strategy proposals to clients, reinforcing project management, strengthening human resources development, and improving the working environment.

As a result, for fiscal 2006, on a consolidated basis, net sales were 322.5 billion yen, operating profit was 43.8 billion yen and net income was 27.0 billion yen. In addition, per-share cash dividends payment rose to 180 yen (70 yen interim and 110 yen at year-end), an increase of 40 yen over the previous fiscal year.

The NRI Group is working to improve its business performance by providing "Navigation and Solution"—seamless services from consulting to system development, management, and operations services.

I would like to ask for the continued understanding and support of our shareholders.

July 2007

A. Fujinuma

President and Representative Director
CEO & COO



In the favorable business performance, NRI continues to work towards sustainable growth.

**NRI's fiscal 2006 had a significant increase in both sales and profit.
Please describe the overall situation for us.**

A. We had the highest-ever sales and profits in fiscal 2006, with net sales of 322.5 billion yen (an increase of 12.9% over the previous fiscal year), an operating profit of 43.8 billion yen (a 20.4% increase), and 27.0 billion yen in net income (up 20.0%). In our five-year plan, Vision 2008, we targeted to reach 320.0 billion yen in net sales and 40.0 billion yen in operating profit by fiscal 2008 ending on 31st March, 2009. We have achieved these targets in fiscal 2006, two years earlier than planned. A significant increase in sales to the financial services sector as well as the firm and steady project management led to excellent business results.

Net sales


(billions of yen)
400
300
200
100
0
232.7
238.0
252.9
285.5
322.5
03.3
04.3
05.3
06.3
07.3

Operating profit


(billions of yen)
50
40
30
20
10
0
27.1
28.0
30.1
36.4
43.8
03.3
04.3
05.3
06.3
07.3

NRI's sales to the financial services sector saw excellent results. Please give us a breakdown of the situation in each sector.

A. Breaking down our sales by business sector, sales in the financial services sector were 210.9 billion yen (an increase of 18.4% over the previous fiscal year), 45.6 billion yen in the distribution sector (an 8.1% decrease), 37.6 billion yen in other private sectors (a 2.4% increase) and 28.2 billion yen in the public sector (up 34.6%). Demand in the financial services sector boomed. We had a large increase in sales to the securities industry, including our major client, Nomura Holdings Inc., as well as to the non-securities financial sectors. Sales in the distribution sector decreased since the major part of the large-scale project for Seven & i Holdings Co., Ltd. had been completed. However, the overall sales to Seven & i Holdings increased, thanks to its sales contribution for the financial services sector, such as Seven Bank, Ltd. and electronic money services. The big growth in sales from the public sector was mainly attributable to the sales to Japan Post, which was ongoing from the previous fiscal year.

Breakdown of sales by sector


Public
7.4%
Financial services
62.4%
Other private sectors
12.9%
2006/3
Distribution
17.4%
Public
8.8%
Financial services
65.4%
Other private sectors
11.7%
2007/3
Distribution
14.1%

(Millions of yen)

	2006/3	2007/3	Changes (amount)	Changes (%)
Financial services	178,168	210,997	+32,828	+18.4%
Distribution	49,681	45,637	(4,044)	(8.1%)
Other private sectors	36,720	37,611	+891	+2.4%
Public	21,014	28,285	+7,270	+34.6%
Total	285,585	322,531	+36,946	+12.9%

Operating profit also increased sharply by 20% over the previous fiscal year. How did you manage the costs?

A. In the area of project management, the system of having each project reviewed by the system development committee—a company-wide organizational review—after each division performing planning and development reviews started to function well. In addition, our efforts for reducing problems in system management and operations and improving productivity in the **enhancement operations** yielded better results than expected and contributed to the increased profitability.

Enhancement operations

The general term for operations which, in addition to performing system maintenance that makes system improvements in response to users' requests, involve proposing operation improvements and helping to realize these improvements.

Given these excellent business results, what issues remain?

A. I think there are still some remaining issues regarding our preparation for the future. NRI's greatest management resource is human assets. Although our human resources development focuses primarily on on-the-job training (OJT), the downside of our successful business performance in fiscal 2006 was that our pursuit of business operations left us little time for training people through projects. In addition, we recognize that even greater efforts are required in research and development for future growth and in pioneering new business fields and cultivating new clients. We intend to deal with these issues from the fiscal year ending March 2008 (hereinafter "fiscal 2007") onward.

Fiscal 2006 in review

Business Expansion and Customer Saturation

- New partnerships with major clients
- Business expansion into areas of expertise
- Business expansion aimed at ensuring medium to long-term growth

Internal up-front investments

- Further production innovations
- Human resources

Self-evaluation

△ **Moderate progress**
- Establish a coordinated organization to prepare for the medium to long-term growth

○ **Good progress**
- Build a new computer center

◎ **Excellent progress**
- Strict control of project management
- Activities to improve quality and eliminate problems
- Human resource training

What is your view of the management environment in the fiscal year ending March 2008 (fiscal 2007)?

A. I anticipate that demand from the financial services sector will continue to grow. Within the greater movement towards the **development of the financial IT market**, we believe financial institutions will continue to make strategic investments to strengthen their competitiveness, as well as investments to reduce costs. Banks will continue to focus on their securities business in their efforts to evolve into financial conglomerates. At the same time, the balances of investment trusts are at their highest levels ever, and companies selling and operating investment trusts have a strong need for highly reliable systems. On-line trading is expanding, and it is becoming increasingly important for existing securities companies to offer on-line services as an option. In addition, the relaxation of the insurance industry regulations, including lifting restrictions on sales of insurance products, as well as the tightening of regulations such as the enforcement of the Financial Instruments and Exchange Law, will both lead to systems investment. We think that these systems investments will continue over the next few years. As this field is one of NRI's core competencies, we plan to do our utmost to meet these needs.

Development of the financial IT market

A detailed explanation is given in "Feature: Financial IT Market - Now and the Future" (page 11-12).



Please share with us your expectations for fiscal 2007.

A. Thriving demand has been keeping the entire company very busy, and I am aware that it continues to be important to carefully manage our projects in fiscal 2007, too. In addition, we want to plant the seeds for future growth. We intend to strengthen our system consulting functions, as well as the link between the IT management and solutions businesses. In the area of research and development, we will work on market surveys and application research utilizing new technologies.

Priority measures for FY March 2008


Complete and develop large-scale financial projects
Reinforce system consulting function
Tap into customers and businesses in areas other than finance
Further production innovations
Human resources (hiring and training)
Re-construct internal information system
Business expansion : Customer saturation
Sustainable Growth
Reinforce navigation skills
Strengthen ability to provide solutions
Clarification of growth areas
Develop structure to promote growth

Strengthen NRI's clients base and system consulting functions


Sow the seeds for acquiring new businesses and clients
Strengthen "links" to the solutions business
Service
Insurance
Bank/Nonbank
Security
Distribution
Public
Manufacturing
First approach
SI
Outsourcing of system operation
Shared-online systems services and packages
New Business's planning, development, suggestion "IT innovation"
Systems Platform solution
Consulting • System Consulting
RECRUIT CO., LTD.
Aioi Insurance Co., Ltd.
Seven Bank, Ltd.
Kohnan Shoji Co., Ltd.
KOKUBU & Co., Ltd.
YAOKO CO.,LTD.
Japan Post
Eisai Co., Ltd.
RENGO CO., LTD.
InsCOSMIC
InsDirect
e-JIBAI
STAR-IV
TRADESTAR
I-STAR
T-STAR
BizMart
Ageless 80
BESTWAY / BESTPLAN



This fiscal year has been labeled as the "inaugural year for the systems business in China." Could you explain?

A. By the "inaugural year for the systems business in China," we mean that this fiscal year marks the beginning of our efforts towards China as the information systems market. Our current business operations in China are confined to systems support and packaged software sales to Japanese companies who have offices in China. At present, the information systems market in China is focused on packaged software, and there is not much demand for the kind of high value-added, high-reliability systems that are NRI's strength. However, in the next five to ten years, these systems will inevitably grow more advanced. Based on this projection, from now on, it is our policy to begin human resources development of systems specialists in China.

Meanwhile, our consulting division made an early entry into the Chinese market, and now focuses on providing consulting services to Japanese companies in China. To further expand the scope of our business activities, in April 2007 we agreed to establish a joint research center with Tsinghua University. We expect that **consulting services in China** will grow steadily in the future.

Consulting services in China

A detailed explanation is given in "Feature: Consulting Business Moving Ahead in Asian Markets" (page 15-16).

Please tell us about the medium-term management objectives.

A. We would like to build a company that can realize sustainable growth, regardless of changes in the business environment. Accordingly, one of the issues we face towards the realization of this target is "proposal capability." This means the ability to anticipate clients' needs, and propose exact solutions to meet those needs. In April 2006, we newly established the Center for Innovative Systems Research for Management, and expanded the Center for Financial Technology Research. These two centers aim to conduct surveys and research into clients' future business environments in order to widen our business opportunities, and thus play a critical role in strengthening our proposal capabilities.

In addition, I believe it is necessary over time to gradually reduce our dependence on the direct financial sector. We plan to further expand our system management and operations services and **multi-user system services** that can generate continuous revenues. We also intend to actively cultivate new clients in fields other than direct finance within the financial services sector, as well as in non-financial sectors such as communication and electric power industry clients. We will also place greater emphasis on the services that can be used in any business field. For example, we can offer seamless services covering everything from the purchasing of computers and renewal of software to recycling for large companies using thousands or tens of thousands of computers. In addition, we also aim to expand our business operations in China.

The Multi-User System Services

A detailed explanation is given in "Feature: Expansion of the Multi-User System Services" (page 13-14).

Nomura Research Institute, Ltd.

Financial Information Technology (IT) Market —Now and the Future

Shin Kusunoki, Division Manager, the Center for Financial Technology Research and Deputy Division Manager, Securities Systems Division

Today, financial IT (information systems for financial institutions) is indispensable in the provision of financial services. The changes currently taking place with financial IT and its future are described in this section.



Shin Kusunoki
Division Manager, the Center for Financial Technology Research and Deputy Division Manager, Securities Systems Division

Investment in software


(Changes : %)
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
04.3
05.3
06.3
07.3
08.3 (Plan)
Financial institutions
All industries (including financial institutions)
Non-manufacturing industries (including financial institutions)

Prepared based on the Bank of Japan's quarterly survey announced on 2nd April, 2007

Development of the financial IT market

Until the early 1990s, each financial institution had its own systems division for developing and managing its own system. Today however, a "financial IT market" is emerging, where financial institutions procure their information systems from outside IT businesses, such as outsourcing and utilizing ASPs, software packages, etc. One factor behind this trend is that many financial institutions have determined that it is more advantageous to use information systems provided by specialized IT companies rather than to develop their own systems, as these institutions face the challenges of reducing costs for their systems, responding to financial system reforms as quickly as possible, enforcing internal control, and preventing information leakage.

The current NRI was born in 1988, as a result of a merger between Nomura Research Institute (NRI), which originally started as a think tank company, and Nomura Computer Systems (NCC), an information systems company. NCC had started as a systems division of Nomura Securities. Under the big trend of development of the financial IT market, NRI has been actively soliciting new clients besides Nomura Securities and providing solutions for financial institutions to use in place of their own systems by developing multi-user system services (ASP) and other package services. NRI's package products and multi-user system services, such as **STAR, I-STAR, T-STAR, BESTWAY**, and **BESTPLAN**, are highly evaluated by many financial institutions and hold large market shares.

Future of financial IT

IT has become indispensable for providing financial services, and we think that the financial institutions will invest more and more in financial IT for years to come.

The main purpose of the financial institutions' information systems used to be to save clerical work. Amid the intensifying competition beyond the traditional bounds of the industry types of financial institutions, it will be necessary for financial institutions to make IT investments in strategic fields in order to survive in the competition. However, one existing problem is that very often there is an invisible barrier between



the top management and sales division, who are responsible for business and marketing strategies, and the people in the information systems division, and they fail to communicate well with each other. Therefore, the companies who provide IT solutions need to understand what issues the top management and the sales division are dealing with, and find out what services can be provided to serve them best. These are precisely the areas of expertise of NRI who has both functions as a research-consultant and a cutting-edge IT solution provider.

The future topics of the financial IT market are focused on the launch of the next-generation system at the Tokyo Stock Exchange and a shift to electronic stock certificates. **Algorithmic trading** is already common at securities exchanges in the U.S. We also expect algorithmic trading to spread much faster in Japan, once the system renewal of the Tokyo Stock Exchange, which is planned for 2009, expands the Exchange's processing capacity. Furthermore, stock certificates are to be computerized by 2009. By effectively combining electronic stock certificates and IT, we believe that it will be possible to make the existing system of stock-collateral loan products easier and more convenient to use.

NRI is determined to provide leading-edge services to the financial industry by conducting research to predict what will take place in the financial IT market and finding the ways to cope with the anticipated changes.

ASP

A service that provides various application software through communication lines

STAR, I-STAR, T-STAR, BESTWAY, BESTPLAN

A detailed explanation is given in "Feature: Expansion of the Multi-User System Services" (p13-14).

Algorithmic trading

A trading system in which a computer, instead of a trader from an asset management company, automatically initiates an order in accordance with a program.

How major asset management companies in Japan are using algorithmic trading



Using it as one of the regular ways of initiating orders 17.6%
Currently test using it 17.6%
Not using yet, but considering using it 41.2%
Not using yet, and also has no intention of using it in the future 23.5%
Algorithmic trading is expected to spread further

Source: Nomura Research Institute's Actual situation survey of trading conducted by major domestic asset management companies" February 2007

Expansion of the Multi-User System Services

Jun Suzuki, Division Manager, Securities System Services Division
Keiichi Ishibashi, Division Manager, Financial Systems Division

NRI's multi-user system services (ASP) are the services where many clients can utilize the system developed, as one of NRI's assets, by taking advantage of the know-how that NRI developed through providing individual system integration (SI) services. NRI's directors responsible for multi-user system services discuss features and outlook of the services in the dialog below.



Keiichi Ishibashi
Division Manager, Financial Systems Division

History of NRI's multi-user system services

1974 • Began the "STAR" services, a multi-user online system for securities companies
1987 • Began the "I-STAR" services, a back-office system for securities wholesale businesses
1993 • Began the "T-STAR" services, a back-office system for investment trust businesses
1998 • Began the sale of "BESTWAY," a package system for over-the-counter sale of investment trusts
• Japanese version of "Financial Big Bang" began.
• Company-type investment trusts was introduced.
• Over-the-counter sale of investment trusts at banks was introduced.
• Registration system of securities companies began.
2002 • Began servicing of "THE STAR," a next-generation securities system

History of NRI's multi-user system services in financial IT

Suzuki: Among NRI's multi-user system services for financial institutions, STAR, which was designed for **retail securities companies**, had only limited users until several years ago, since this system was originally built for securities companies affiliated with Nomura Securities. However, STAR now has won many users outside the affiliation, partly because of the increase of companies newly entering the securities business after the change to a registration system for securities companies, and partly because of our active sales activities. The latest version, named "THE STAR," holds the overwhelming competitive edge as a result of its enhanced performance and an introduction of a new commission structure that corresponds to the commission income of securities companies.

Ishibashi: T-STAR for investment trust companies, I-STAR mainly used by foreign securities companies, and BESTWAY for investment trust sales companies all have won large market shares. The key to our success was that we quickly began developing and marketing these services when each market was about to emerge due to the "Financial Big Bang" that began in 1997. This led to these services being recognized as the industry standard, bringing even more clients to these services. I believe that NRI's wealth of experience, foresight, and development capacity, which were cultivated in the field of direct finance, have produced positive results.

Advantages and disadvantages of multi-user system services to clients

Suzuki: One major advantage of using these services is that it costs far less than developing the client's own system. The disadvantage is that they may not be as flexible as their own system. However, the services can be customized to a certain degree, and I believe that the disadvantage can be greatly reduced. The advantage of eliminating the cost necessary for maintaining their own system outweighs the disadvantage.

Ishibashi: There are more advantages on top of the cost reduction. The financial industry frequently experiences a system reform, and the systems have to be updated accordingly, as happened in 2006 when the Financial Instruments and Exchange Law promulgated. The same applies to the shift to electronic stock certificates scheduled for 2009. NRI could largely reduce burdens of clients

Examples of NRI's multi-user system services		
STAR-Ⅳ (THE STAR)	Comprehensive back-office system for retail securities companies	60 companies Note 1
I-STAR	Comprehensive back-office system for wholesale securities companies	42 companies Note 2
T-STAR	Trust asset management system for investment trust management companies 65 companies	65 companies
BESTWAY	Account management system for over-the-counter sale of investment trusts	111 companies
BESTPLAN	Investment trust account management system for defined contribution pension plans	54 companies

*The numbers of user companies listed above are as of the end of March 2007.
Notes: 1. The number of user companies includes those that use only a part of the service.
2. The number of user companies includes those that use a subsystem of the service.

Business development target for THE STAR


Securities business
Banking business
Insurance business
Securities companies
Banks
Insurance companies
Operating companies
Functional link with banking and insurance systems
Functional development of THE STAR
Core business
Bank agents
Insurance agents
Securities brokerage business
Custody asset management
Core business
Insurance agents
Securities brokerage business
Asset management
Business development target
Core business
Securities brokerage business
Bank agents
Insurance agents

at the time of system reforms, since we offer a wide range of services from information gathering through preparation of work flows to system application.

Positioning of the multi-user system services in NRI

Suzuki: Three major advantages of NRI's multi-user system services are: They (1) help us build a lasting relationship with clients, (2) provide a stable business foundation, and (3) form a basis for fostering human resources. NRI has been providing various services, including system integration, outsourcing, and packaged products. We can say that the multi-user system services integrate them all, considering that, in order to provide these services, we have to understand the business operations of clients, develop software to suit them, and support the operations and maintenance of the systems.

Ishibashi: Traditionally, many financial institutions were reluctant to outsource the processing of their clients' data. However, recently they have changed and consider it is safer to aggregate such data at a data center, in view of reducing the risk of information leakage and securing appropriate internal control. Furthermore, the lowering of computer network communication costs over the last several years contributed to the spread of the multi-user system services.

Future of the multi-user system services

Suzuki: We intend to further expand the market for the multi-user system services. Although STAR is designed for retail securities companies, we plan to develop it to serve financial institutions and other operating companies that are preparing for securities business accompanied by the financial deregulation, such as the **securities brokerage system**.

Ishibashi: NRI excels in back-office systems, but we still have room for growth in front and middle systems. We therefore intend to work on improving these areas. The issues that information systems are expected to handle are increasing, such as security enhancement and internal control issues, and it is growing more difficult for financial institutions to do all the work on their own. I believe that the demand for the multi-user system services will continue to expand in the years to come.



Jun Suzuki
Division Manager, Securities System Services Division

Retail securities company
A securities company whose major business is to serve individual and other relatively small investors

Securities brokerage system
A system in which a company other than a financial institution brokers the purchase and sale of investment trusts and other securities on commission from securities companies, etc.

Consulting Business Moving Ahead in Asian Markets

Shingo Konomoto, Deputy Division Manager, Consulting Division

In Asia, the consulting services sector is being expanded before the IT solution sector. The top manager of our consulting division talks about NRI's consulting business that is rapidly expanding its sales and personnel in recent years.



Shingo Konomoto
Deputy Division Manager, Consulting Division


www.cq.gov.cn

The Chongqing City official website for public relations, introducing NRI's consulting services in Chongqing City

Four overseas offices, together with the domestic office, are providing Asian related consulting services

NRI has been providing consulting services overseas through its Taipei branch (established in 1994), Seoul branch (1995), Manila branch (1997) and Nomura Research Institute Shanghai Limited (2002). In Japan, our Asia Business Consulting Department is working with these overseas offices to provide consulting services in Asia. More than one hundred consultants are involved in our Asian related consulting services. The Asian-related consulting business is expanding rapidly, even faster than the consulting services in Japan.

Operation of NRI's overseas offices

Operation of our four overseas offices varies greatly according to the country/regional circumstances where the office is located. Our Taipei branch is consistently getting business from the Taiwanese government. When Taiwan implemented a government-led promotion to achieve industrial advances in the 1990's, NRI provided support in developing specific plans and conducting promotional activities to attract high-tech firms. Our promotional activities to attract foreign companies are still ongoing, and Japan Desk, which is NRI's joint operation with the Ministry of Economic Affairs, R.O.C. (equivalent of Ministry of Economy, Trade and Industry in Japan), provides consultation services to Japanese companies that plan to get into the Taiwanese market.

Meanwhile, main clients of our Seoul branch are private Korean companies. Since Korean companies actively utilize consultants for their business affairs, the demands for consulting services are high in Korea. The majority of NRI Seoul branch's business is from the South Korean government and local private companies. Our Seoul branch is currently undertaking a contract project from the Ministry of Commerce, Industry and Energy of South Korea to attract Japanese companies that have high technical strength, in order to enhance Korea's competitiveness in the parts and materials industries. We were awarded the Korean President's Award in 2004 for our contribution in this project.

NRI's Manila branch is getting business mainly from the Asian Development Bank (ADB) headquartered in Manila. ADB's main mission is to help the developing countries eradicate poverty, and substantial amounts of its fund, as well as Japan's ODA (Official Development Assistance), are poured into Vietnam and Cambodia. Our Manila branch has engaged in preparing the development plans in these countries and checking the progress of these plans.

History of NRI offices in Asia and accumulated balance of direct investments to East Asia by Japanese companies

(Billions of US dollars)


200
150
100
50
0
1975
1980
1985
1990
1995
2000
1976 NRI Hong Kong
1984 NRI Singapore
1994 NRI Taipei
1995 NRI Seoul
1997 NRI Manila
2002 NRI Shanghai
2002 NRI Beijing
Establishment of specialized consulting services offices

(Note) East Asia: Asian NIEs, ASEAN4, and China   Prepared based on JETRO data

Significant business growth in China

Our newest branch, NRI Shanghai, has grown to become our largest consulting services location in Asia. The biggest sales in NRI Shanghai come from Japanese companies that are trying to expand their business to China and their Chinese subsidiaries, followed by the Chinese government. There is a strong demand for the consulting services as many Japanese companies are setting up and expanding their business operations in China. Furthermore, the Chinese government is studying Japanese examples for their industrial developments and urban planning. For example, in 2006 NRI proposed a development plan to the Chongqing city government to turn Chongqing City into a logistic hub for the distribution of air cargo, and this has been introduced on the Chongqing City official website for public relations. We are also assisting in building the transport terminal construction concepts in Shanghai City.

In April 2007, NRI and **Tsinghua University** (Beijing, China) announced the establishment of a joint research center. We plan to conduct surveys and research by setting up separate project teams for each theme, such as research into Chinese companies and consumers and analyses of industrial trends. Since universities in China have a big influence on the government's decision making and teaming with a university will make it possible to conduct investigations that require a license, such as surveys by questionnaire, we are looking forward to fully utilizing the research results of the joint research center in providing our consulting services.

Future outlook of the consulting business in Asia

While NRI, as a private company, aims to secure profit in every region, we also hope to contribute to the development of the local community at the same time. Our key policy is to conduct business operations to bring prosperity not just to specific individuals or companies but also to the entire region or country.

We have been building the business foundations in each region by setting up separate annual plans, each focusing on developing client bases, products, human assets and management systems. Through these endeavors, we found additional challenges such as contract management as well as hiring and fostering human resources. We intend to further expand our business in future while solving these issues.

In November 2006, NRI published a book titled "Asia's New Growth Mechanisms Toward 2010 and Beyond" mainly written by NRI's top consultants actively providing consulting services in Asia. This book describes the outlook of the growing Asian economy in the 2010's.

Contents


アジア
次世代の
成長シナリオ

Author: Nomura Research Institute, Ltd.
Publisher: Tokyo Keizai Inc.
Publishing date: 16th November, 2006
Price: 1,600 yen plus consumption tax

Tsinghua University

Established in 1911, it is one of China's major universities. The total number of faculties and students is approximately 4,000.

NRI's policy and system for corporate governance

NRI considers that the importance of corporate governance lies in making prompt and accurate decisions for its business execution and implementing fair and efficient management, which is highly transparent to shareholders and other investors, in order to increase its corporate value. NRI is strengthening its corporate governance by enhancing the General Meeting of Shareholders, expediting decision making by the Board of Directors and reinforcing its supervisory capabilities, increasing the auditing capabilities of corporate auditors, reviewing executive compensation system, and attaining a higher level of information disclosure.


General Meeting of Shareholders
Accounting auditors
Accounting audit
Compliance Committee
Reward Advisory Committee
Directors / Board of Directors
Corporate Auditors
Board of Corporate Auditors
Audit
Corporate Auditor Department
Supervision
President
Internal Audit Department
Senior Management Committee
Internal Control Director
Internal Control Committee
Systems Development Committee
Systems Release Committee
Capital Investment Appraisal Committee
Crisis Management Committee
Disclosure Committee
Each committee addressing a different risk
Internal Control Promotion Committee
Head Office, Quality Management Division
Promotion of internal controls
Internal Control Promotion Division
Assign a representative department for each risk
Representative departments
Advice, Support, Management
Business divisions
Management department within division
Advice, Support, Monitoring
Divisions and Departments
Subsidiaries

Directors (Board of Directors : In principle, Board of Directors holds once a month, and may also as necessary)

1. Directors are elected for a one-year term, which creates a management system that can respond quickly to changes in the business environment and further clarifies all management responsibilities for each fiscal year.

2. By inviting outside directors, NRI aims to further energize the Board of Directors and realize a more fair and transparent management. In selecting these personnel, NRI places particular emphasis on both independence and the ability to provide objective insight into the Company's business execution.

3. Jurisdiction and responsibility for business execution are largely delegated to executive officers, while the Board of Directors is responsible for decisions that become the basis for the entire Company's business execution and for the supervision of business execution.

Corporate Auditors

1. Besides participating in the meetings of the Board of Directors and other important committees, corporate auditors may request reports from employees and executives as necessary, in order to provide rigorous and impartial supervision of business execution by the directors.

2. In order to maintain impartiality and independence of the corporate auditing system, corporate auditors are selected for their ability to formulate fair and impartial opinions as well as to audit the directors' business execution objectively.

3. The Board of Corporate Auditors discusses and decides auditing policies and other important matters related to auditing, and to formulate and express audit opinions. In carrying out audits, the Board of Corporate Auditors coordinates with accounting auditors and the Internal Audit Department, such as receiving reports on the audit plans and current status of audits from accounting auditors as well as the results of internal audits from the Internal Audit Department.

Notes: 1. No conflict of interest exists between the Company and its outside directors.
2. One of our outside corporate auditors is a former director of Nomura Asset Management Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, Inc. As of 31st March, 2007 Nomura Holdings, Inc. held 36.9% of the Company's voting rights (including 30.5% indirectly held, 21.3% of which is held through Nomura Asset Management Co., Ltd.). In addition, Nomura Holdings, Inc. and its subsidiaries are one of the Company's most important clients, with business relations in the fields of system development contracts and system management and operations contracts.

Internal Controls

In order to develop an effective internal control system for the entire NRI Group, and to provide continuous improvements to the system, the Company appointed an Internal Control Director and has established an Internal Control Committee. Accordingly, an Internal Control Promotion Division has been established to monitor the status of internal controls and to promote improvements, and the Company focuses on firmly establishing the internal control system throughout the organization through the Internal Control Promotion Committee along with each business division.

Representative departments for different risks associated with the Company's business activities are assigned to be responsible for formulating appropriate countermeasures along with the business division. Some of these risks may be discussed by the Systems Development Committee or other specialized committees as necessary. During fiscal 2006, the Company worked on formulating a plan to continue the business operation in the event of an emergency situation by building a system for smooth continuation of operations, in addition to the initial emergency response guidelines when a large-scale disaster occurs. In addition, in order to maintain the effectiveness of the Company's ethics and compliance systems, NRI has appointed the Chief Ethics Officer and Compliance Officer and established the Compliance Committee, which reports directly to the Board of Directors. Furthermore, in order to ensure that the Company's employees and executives observe ethical behavior and rigorously adhere to laws and corporate regulations, NRI has set regulations on a code of ethics, basic business practices and compliance, and provides suitable trainings on risk management and compliance to further enhance this system.

The Internal Audit Department, which reports directly to the President and Representative Director, conducts auditing of the entire Company as well as its subsidiaries, in order to ensure the effectiveness of risk management and compliance systems, and to maintain the efficiency of the business execution of the directors. The results of such audits are reported to the President and Representative Directors, and when correction or improvements are required, the Internal Control Promotion Division, primary departments and business divisions will work to construct countermeasures.

Information disclosure

In order to improve management transparency and accountability to our shareholders and the market, we are striving to improve and enhance the level of information disclosure and IR functions as well as carrying out timely disclosure of information. As part of this policy, we have instituted the Disclosure Committee, aiming to improve the credibility of our disclosed information, such as to ensure that our financial statements and financial reports contain no errors in either process or content. For individual investors, we held several Company presentation meetings and forums during fiscal 2006, as well as update our website by adding new pages designed specifically for individual investors.

Executive compensation

Directors

NRI has established the Reward Advisory Committee, made up of three knowledgeable members from outside the Company, to improve the level of transparency in the compensation for directors, and provide an objective and fair deliberation of the compensation system and levels for executives. In principle, the compensation for directors is based on each director's post. However, we have introduced the compensation system with an emphasis on the Performance Pay System in order to further enhance the business performance of the Company. The level of the directors' compensations, which should be a level befitting a leading company of the information service industry, is determined by taking into consideration factors such as the market level and its trend. Furthermore, to ensure transparency we have clearly stated the process of determining the directors' compensations in the regulations.

The compensation system for directors is outlined below:

a. Basic Compensation

The basic compensation is comprised of the fixed pay which is the compensation based on each director's post and the variable pay which is based on the Company's business performance level in the previous fiscal year.

b. Bonus

The bonus is determined based on the Company's business performance of the current fiscal year while also taking into consideration the individual evaluation.

c. Stock-based compensation

Stock options are granted to directors as a stock-based compensation, in order to enhance their motivation and boost their morale for improving the Company's performance over the mid- to long-term as well as to retain and promote talented personnel. These aspects also match the interests of the shareholders as well. Stock-based compensations are a combination of stock options whose exercise prices (amounts payable when exercising these options) are determined based on the market price, and the stock compensations (subscription rights) whose exercise prices are 1 yen per share. The numbers of such grants are determined by each director's post.

Directors who are not in charge of the execution of business activities do not receive the variable pay portion of the basic compensation, bonus, and stock-based compensation that are mentioned above.

Corporate auditor compensation

Corporate auditors audit the directors' business execution from an independent standpoint. They also pursue common goals with directors to achieve the sound and sustainable growth of the Company. Based on this concept, the compensation for standing corporate auditors includes the variable pay based on part of the Company's business performance as well as the fixed pay. The compensation level is determined so as to be able to retain talented auditors who are capable of taking an important role in establishing and enforcing good corporate governance. Furthermore, to ensure transparency we have clearly stated the process of determining the corporate auditors' compensation in the regulations.

The compensation system for corporate auditors is outlined below:

a. Basic compensation

The basic compensation is comprised of the fixed pay based on each auditor's career, knowledge and responsibilities, and the variable pay (for standing corporate auditors only) based on the Company's business performance level in the previous fiscal year.

b. Bonus

The bonus is only paid to the standing corporate auditors, and it is based on the Company's business performance of the current fiscal year.

Fiscal 2006 (Year ended 31st March, 2007): Director and Corporate Auditor Compensation

	Executive Compensation	
	Amount	Number of recipients
Directors	572 million yen	11
Of which, outside directors	21 million yen	2
Corporate Auditors	148 million yen	6

(Notes) 1. At the 40th ordinary General Meeting of Shareholders, held on 23rd June, 2005, compensation was limited to 1 billion yen or less per year for directors and corporate auditors (not including the employee salary portion of employees concurrently serving as directors), and corporate auditors' compensation was limited to 250 million yen or less per year. In addition, at the 41st ordinary General Meeting of Shareholders held on 23rd June, 2006, it was approved to grant stock options in the form of subscription rights to directors, within the limits of compensation mentioned above.

2. As of the end of fiscal 2006 (year ended 31st March, 2007), there was a total of 11 directors and 5 corporate auditors.

3. The above number of corporate auditors includes one corporate auditor, who resigned at the end of the 41st ordinary General Meeting of Shareholders held on 23rd June, 2006. In addition, the compensation mentioned above includes 6 million yen paid to the resigned corporate auditor during his term of office until his resignation.

4. The compensation for directors mentioned above includes the cost of 78 million yen for the 6th and 7th issuance of subscription rights. 267 subscription rights were granted to the directors during fiscal 2006 (220 rights were granted for the 6th issuance of subscription rights, and 47 for the 7th), and the number of shares for subscription rights purposes is 100 shares per one subscription right. Please note that the number is now adjusted to 500 shares per one subscription right due to the five-for-one stock split implemented on 1st April, 2007.

5. The compensation that one director concurrently serving as a director of one of the Company's subsidiaries received from the subsidiary plus the cost of subscription rights that the Company granted as a director of its subsidiary of 6 million yen (15 rights were granted for the 6th issuance of subscription rights and 4 rights for the 7th) in fiscal 2006 are not included in the amount of compensation mentioned above.

Three principles of CSR activities

The NRI Group is promoting three CSR activities of "Protective CSR," "Proactive CSR" and "Social contribution, the NRI way," based on the basic principle of fulfilling its social responsibility and contributing to the society through its business operations.

"Protective CSR" means carrying out the business operations by ensuring a fair and sincere corporate management and following high ethics while at the same time complying with laws and regulations.

"Proactive CSR" means, by identifying the clients' problems and nature of their business targets, to propose "Navigation," which suggests solutions for their problems and measures for achieving their targets, and to provide "Solutions," which are specific solutions to their problems and concrete measures to realize their targets.

"Social contribution, the NRI way" means to contribute to the society through "creating society" and "fostering human resources" by taking advantage of the know-how that we have accumulated over the years, in addition to disseminating information that the NRI Group has gained through its business activities, investigation, and research activities, to the general public.

The NRI Group aims to fulfill its social responsibilities by carrying out the combinations of these "three principles of CSR activities."

CSR Promotion System

In the NRI Group, each business division and every employee is making an effort to promote the "three principles of CSR activities" through the daily business activities.

NRI set up the Corporate Social Responsibility Department as a dedicated organization under the President in October 2004 to determine the course of its entire CSR activities, promote CSR activities in collaboration with related departments as well as gather information and educate employees on CSR.

With regard to "Protective CSR" in particular, among the three principles of CSR activities, several responsible departments such as Internal Control Promotion, Legal, Quality Control, Security Management, Crisis Management and Intellectual Property Departments determine the CSR policies. These departments lead other business divisions and employees for carrying out the policies.

NRI Group's stakeholders and three principles of CSR activities


Shareholders / Investors
The NRI Group's CSR activities
Clients
• Navigation
• Solution
• Research and Development
Protective CSR
Proactive CSR
• Corporate Governance / Internal Controls
• Compliance
• Quality Management
• Information Securities Management
• Crisis Management
• Intellectual Property Management
• Environment-friendliness
Social contribution, the NRI way
Business Partner
Employees
• Dissemination of Information
• Creation of Society
• Fostering Human Resources



CSR Report

In order to help stakeholders understand the NRI Group's CSR efforts, we issue CSR Report annually. Additional information that supplements the CSR Report as well as other detailed data can be found on our website (http://www.nri.co.jp/).



Breakdown of sales by sector

(billions of yen)


Public 28.2 (8.8%)
Other private sectors 37.6 (11.7%)
Distribution 45.6 (14.1%)
Financial services 210.9 (65.4%)
2007.3

*Amounts of less than 100 million yen were rounded down.

Net sales

(billions of yen)


400
300
200
100
0
232.7
238.0
252.9
285.5
322.5
03.3 04.3 05.3 06.3 07.3

Operating profit / Operating profit margin

(billions of yen / %)


50
40
30
20
10
0
20%
15%
10%
27.1
28.0
30.1
36.4
43.8
03.3 04.3 05.3 06.3 07.3
Operating profit
Operating profit margin

Net income

(billions of yen)


30
20
10
0
15.4
18.2
16.3
27.0
03.3 04.3 05.3 06.3 07.3

Capital expenditures

(billions of yen)


35
30
25
20
15
10
5
0
20.4
24.2
17.3
18.3
29.9
03.3 04.3 05.3 06.3 07.3

Depreciation and amortization

(billions of yen)


25
20
15
10
5
0
13.2
17.7
18.4
16.5
19.7
03.3 04.3 05.3 06.3 07.3

Research and development costs

(billions of yen)


4
3
2
1
0
2.5
2.2
1.6
2.5
2.8
03.3 04.3 05.3 06.3 07.3

Orders received

(billions of yen)


400
300
200
100
0
235.8
242.6
262.4
300.1
325.1
03.3 04.3 05.3 06.3 07.3

Orders backlog

(billions of yen)


150
100
50
0
104.0
108.5
117.9
132.0
135.1
03.3 04.3 05.3 06.3 07.3

Number of employees

(no.of people)


6,000
5,000
4,000
3,000
2,000
1,000
0
4,619
4,791
4,848
5,013
5,303
03.3 04.3 05.3 06.3 07.3

Breakdown of sales by segment

(billions of yen)


Consulting services
29.8 (9.3%)
2007.3
IT solution services
292.6 (90.7%)

Consulting services sales

(billions of yen)


35
30
25
20
15
10
5
0
26.2
29.8
2006.3
2007.3

We saw a steady growth in demand for our management consulting services for the private sector, mainly the projects for establishing corporate internal controls, reorganizing business operations, creating business strategies, and restructuring business organizations. The system consulting services for the financial services sector also performed well. In addition, we promoted our efforts to establish the consulting business in Asia, mainly in China.

IT solution services sales

(billions of yen)


350
300
250
200
150
100
50
0
259.2
292.6
2006.3
2007.3
System development and system application sales
System management and operations services
Production sales

In the IT Solution Services segment, the sector of strongest growth was the financial services sector. While sales of this sector suffered some negative effects from the system integration projects due to mergers of financial institutions, which we had undertaken in fiscal 2005, the system development projects for the securities industry, including projects for major clients and on-line securities business related projects, and projects for the insurance industry all increased, which resulted in good system development and system application sales. Performance was also strong for our system management and operations services thanks to a strong result of those for the securities industry. We had good sales for the public sector such as an increase in system development and system application sales as well as strong product sales that are related to large-scale system development projects. On the other hand, sales for the distribution sector were sluggish due to the completion of a round of large-scale system development projects.

In terms of costs, we enhanced our efforts in carrying out our business operations more efficiently by strengthening our project control over system development projects as well as fully utilizing our own products and proactively subcontracting system development to Chinese companies.

Business Circumstances

The Japanese economy during fiscal 2006 continued with a modest recovery. While personal consumption was somewhat weak, we saw an increase in capital expenditure fuelled by improved corporate profits and an improvement in employment.

In the information service industry, in addition to a solid growth in demand in the financial services sector, demand in the manufacturing and non-manufacturing sectors had a steady growth. Meanwhile, our clients' requests are putting greater emphasis on deadlines, quality, and security measures while also requiring more sophisticated proposal content. We are therefore required to strive harder to provide the right solution for these clients' needs.

Our Activities in Fiscal 2006

Under these business circumstances, the NRI Group has been continuously striving to strengthen the operating activities and business base in line with our basic strategy of "Navigation and Solution" by taking advantage of our total capacity to offer an end-to-end service from consulting through to system development and system management and operations. Aiming for a sustainable growth in the mid- to long-term, we extensively expanded our organization dedicated to the research and proposal of industry-specific solutions, and actively provided in-depth IT (information technology) strategy proposals for our clients. We also endeavored to keep closer control over the project management and enhanced the development of human resources, while at the same time improving the work environment. We also enhanced our productivity and quality by tackling to reduce system failures through refining the standardization of procedures for system developments, maintenance, and operations.

In addition, we promoted the efficiency of operations by upgrading and expanding the Kiba Center and consolidating the offices in the Tokyo area, while promoting further stringent security in our offices. We expanded our business through acquiring new major clients for multi-user system services and securing contracts for outsourcing services. Furthermore, we started construction of a new data center so that we can respond to our growing outsourcing service contracts in the future.

In order to strengthen the integration of business operations from sales, system conception, design and development to system management and operations, we merged NRI Data Services, Ltd., a system operation company, in April 2006. Meanwhile, we commenced a branding campaign, called "Proposing Japan's Future toward 2010," which offers a series of our predictions on Japan's state of affairs with regard to society and industry in 2010 and beyond.

Business Results for Fiscal 2006

The sales and profit of the Company for fiscal 2006 were up significantly from the previous fiscal year, posting sales of 322,531 million yen (up 12.9% from the previous fiscal year), operating profit of 43,897 million yen (up 20.4%), and net income of 27,019 million yen (up 20.0%).

Meanwhile, we were able to minimize the increase in cost of sales by fully utilizing our own products as well as the activities mentioned above and by proactively subcontracting system development to Chinese companies. As a result, the gross profit margin improved to 27.3% from 25.2% of the previous fiscal year.

The order backlog for fiscal 2006 amounted to 135,129 million yen (up 2.3%) because of an increased demand for system management and operations services mainly for the financial sector.

Business Results by Segment

Our business operations have been divided into two segments: "Consulting and Knowledge Services" and "System Solution Services." In fiscal 2006, we changed these segments to "Consulting Services" and "IT Solution Services." Therefore, the following year-on-year comparisons are made after reclassifying the previous fiscal year's results into new segments.

(Consulting Services)

We saw a steady growth in demand for our management consulting services for the private sector, mainly the projects for establishing corporate internal controls, reorganizing business operations, creating business strategies, and restructuring business organizations. The system consulting services for the financial services sector also performed well. In addition, we promoted our efforts to establish the consulting business in Asia, mainly in China. As a result, the Consulting Services segment recorded sales (sales to external customers) of 29,870 million yen (up 13.6% from the previous year), operating profit of 4,444 million yen (up 17.2%), and order backlog was 3,054 million yen (down 7.2%).

(IT Solution Services)

In the IT Solution Services segment, the sector of strongest

growth was the financial services sector. While sales of this sector suffered some negative effects from the system integration projects due to mergers of financial institutions, which we had undertaken in fiscal 2005, the system development projects for the securities industry, including projects for major clients and on-line securities business related projects, and projects for the insurance industry all increased, which resulted in good system development and system application sales. Performance was also strong for our system management and operations services thanks to a strong result of those for the securities industry.

We had good sales for the public sector such as an increase in system development and system application sales as well as strong product sales that are related to large-scale system development projects. On the other hand, sales for the distribution sector were sluggish due to the completion of a round of large-scale system development projects.

In terms of costs, we enhanced our efforts in carrying out our business operations more efficiently by strengthening our project control over system development projects as well as fully utilizing our own products and proactively subcontracting system development to Chinese companies.

As a result, the IT Solution Services segment recorded sales (sales to external customers) of 292,661 million yen (up 12.9% from the previous fiscal year), and an operating profit of 39,452 million yen (up 20.7%). The sales breakdown of IT Solution Services is as follows: system development and system application sales of 135,702 million yen (up 21.4%), system management and operations services of 126,596 million yen (up 8.6%), and product sales of 30,363 million yen (down 1.9%).

The order backlog for the system development and system application sales was 22,428 million yen (down 1.7%) and that for the system management and operations services was 109,647 million yen (up 4.5%). The total order backlog for the IT Solution Services segment resulted in 132,075 million yen (up 2.6%).

Actual Production

Segment by type of business	Amount (millions of yen)	Changes from previous year (%)
Consulting Services	16,689	12.4
IT Solution Services	190,161	11.4
System development and system application sales	102,199	10.0
System management and operations services	87,961	13.1
Total	206,850	11.5

Notes: 1. Amounts are based on manufacturing costs.
2. Figures do not include consumption tax and other items.

Subcontracting costs

Segment by type of business	Amount (millions of yen)	Ratio to total production (%)	Changes from previous year (%)
Consulting Services	5,566	33.4	17.4
IT Solution Services	96,758	50.9	17.1
System development and system application sales	69,154	67.7	19.7
System management and operations services	27,603	31.4	11.1
Total	102,324	49.5	17.2

Notes: 1. Of the above amounts, the subcontracting costs to Chinese companies and its ratio to total subcontracting costs are shown below.

	Fiscal 2005 (From 1st April, 2005 to 31st March, 2006)		Fiscal 2006 (From 1st April, 2006 to 31st March, 2007)		
	Amount (millions of yen)	Ratio to total subcontracting costs (%)	Amount (millions of yen)	Ratio to total subcontracting costs (%)	Changes from previous year (%)
Subcontracting costs to Chinese companies	10,019	11.5	12,406	12.1	23.8

2. Amounts are based on manufacturing costs.
3. Figures do not include consumption tax and other items.

Orders Received and Order Backlog

Segment by type of business	Orders received (millions of yen)	Changes from previous year (%)	Order backlog (millions of yen)	Changes from previous year (%)
Consulting Services	29,594	10.9	3,054	(7.2)
IT Solution Services	295,584	8.1	132,075	2.6
System development and system application sales	135,108	12.9	22,428	(1.7)
System management and operations services	131,146	7.7	109,647	4.5
Product sales	29,329	(8.3)	—	(100.0)
Total	325,179	8.4	135,129	2.3

Notes: 1. Amounts are based on sales prices.
2. Figures do not include consumption tax and other items.
3. For services that are provided regularly and are paid for on a usage basis, expected sales during the following fiscal year are recorded as orders received at the end of each fiscal year.

Actual Sales

Segment by type of business	Sales (millions of yen)	Changes from previous year (%)
Consulting Services	29,870	13.6
IT Solution Services	292,661	12.9
System development and system application sales	135,702	21.4
System management and operations services	126,596	8.6
Production sales	30,363	(1.9)
Total	322,531	12.9

Notes: 1. Sales to major clients and its ratio to total sales are shown below.

	Fiscal 2005 (From 1st April, 2005 to 31st March, 2006)		Fiscal 2006 (From 1st April, 2006 to 31st March, 2007)	
Client	Sales (millions of yen)	Ratio to total sales (%)	Sales (millions of yen)	Ratio to total sales (%)
Nomura Holdings, Inc.	88,725	31.1	106,290	33.0
Seven & i Holdings Co., Ltd.	34,907	12.2	36,195	11.2

As a general rule, sales to subsidiaries of major clients are included in sales to the parent company.
2. Sales via lease companies are included in the sales to the clients who receive the final service etc.
3. Figures indicate sales to outside clients, excluding internal sales or transfer between service segments.
4. Figures do not include consumption tax and other items.

Business Results by Sector

The financial services sector, in particular, had a strong increase. While sales of this sector suffered some negative effects from the system integration projects due to mergers of financial institutions, which we had undertaken in fiscal 2005, performance of the financial services sector was strong, lead by the system development projects for the securities industry. Sales were also good for the public sector thanks to orders received for large-scale system development projects. On the other hand, sales for the distribution sector were sluggish due to the completion of a round of large-scale system development projects.

Sales by sector

Segment by type of business	Fiscal 2005 (From 1st April,2005 to 31st March, 2006)		Fiscal 2006 (From 1st April,2006 to 31st March, 2007)	
	Sales (millions of yen)	Ratio to total sales (%)	Sales (millions of yen)	Ratio to total sales (%)
Financial services	178,168	62.4	210,997	65.4
Distribution	49,681	17.4	45,637	14.1
Other private sectors	36,720	12.9	37,611	11.7
Public	21,014	7.4	28,285	8.8
Total	285,585	100.0	322,531	100.0

Notes: 1. Sales via lease companies are included in the sales to the clients who receive the final service.
2. Figures do not include consumption tax and other items.

Cash Flows

In fiscal 2006, net cash provided by operating activities was 39,583 million yen, net cash used in investing activities was 18,578 million yen, and net cash provided by financing activities was 44,040 million yen. As a result, cash and cash equivalents at the end of fiscal 2006 increased by 65,101 million yen from the previous fiscal year to 115,854 million yen.

Cash Flows from Operating Activities

Income before income taxes amounted to 46,744 million yen (up 24.5% from the previous fiscal year), depreciation and amortization amounted to 19,795 million yen (up 19.4%), while accounts receivable and other receivables increased by 11,826 million yen from the previous fiscal year (accounts receivable and other receivables decreased by 894 million yen in fiscal 2005), and income taxes paid were 22,288 million yen (up 21.3%). As a result, net cash provided by operating activities amounted to 39,583 million yen (down 19.0%).

Cash Flows from Investing Activities

We invested 11,685 million yen (up 19.2% from the previous fiscal year) to acquire property and equipment, such as purchasing equipment to enhance our capability for the multi-user system services, and 12,434 million yen (up 51.4%) to acquire software and other intangibles, mainly for the development of the multi-user system. We also used 8,520 million yen (down 80.7%) for the fund management, such as purchase and sale of short-term investment securities and investment securities. As a result, net cash used in investing activities amounted to 18,578 million yen (net cash provided by investing activities was 17,853 million yen in fiscal 2005).

Cash Flows from Financing Activities

Proceeds from issuance of convertible bonds with subscription rights amounted to 50,000 million yen, while the amount of cash dividends paid was 6,496 million yen (up 11.2% from the previous year). As a result, net cash provided by financing activities amounted to 44,040 million yen (net cash used in financing activities was 54,828 million yen in fiscal 2005).

Accompanying the current economic recovery is a growing demand by corporation to invest in information systems. Meanwhile, the information service industry is facing increasingly stronger demands from clients for deadlines, quality, security measures, and internal controls, and we need to strive harder to meet these client needs while, at the same time, providing more sophisticated proposal contents.

Under such a business environment, the NRI Group recognizes that the key management tasks in our business activities are to enhance our total capabilities from consulting through to system development and system management and operations based on our basic strategy of "Navigation and Solution," which is to grasp the essence of the clients' management objectives, propose strategies to realize those objectives and provide measures to bring such strategies to fruition as results.

For the Consulting Services segment, we will focus on further upgrading our brand image and business expansion in Asian countries such as China, together with strengthening the collaboration with IT Solution Services including enhancing the system consulting service.

For the IT Solution Services segment, we will continue to expand our high-value-added services, as well as further strengthening our profitability and sales capacity.

As the client demands become increasingly sophisticated, the business opportunities for the information service industry expand to the various areas, not just contracting the system development. The NRI Group will strive to expand our businesses in high-value-added services such as provision of outsourcing services and multi-user system services.

The whole company as a united force will work on standardizing the operations and developing project management functions to a higher standard in order to improve our productivity and qualities. Furthermore, we aim to achieve more efficient operation by conducting a radical review of our indirect operations. Through these activities, we intend to enhance our profitability.

To strengthen our sales capacity, we will focus on acquiring new projects by taking advantage of our system foundation technology and build a solid relationship of trust with our clients. In addition to our strong presence in the financial and distribution sectors, we will actively solicit new clients in the healthcare and public welfare sectors by establishing dedicated organizations targeting these sectors. Moreover, we aim to further enhance the reliability of our IT solution services by improving the internal control over the contract services such as the outsourcing services.

With regard to the internal system, we recognize that the key management tasks are to foster the human assets and enhance the security management for information systems and internal controls.

It is our human assets that are the source of growth for the NRI Group. Therefore we are actively investing our efforts in systematically fostering our human assets. In our project manager training scheme, which we have been working on for a while, we will strive harder to develop young motivated employees by giving opportunities to participate in business operations as well as by actively utilizing in-house accreditation systems. In addition, we place an emphasis on fostering proposal-oriented sales professionals, who can create business by accurately responding to the increasingly more complex and diverse client needs, and fostering future management executives who can lead NRI in the next generation. We aim to develop our human assets through strategically planned support developed by our Human Development Division.

Under the recent stern scrutiny of corporate security management, how a company handles its security management is having a strong influence on the company's competitiveness. At the NRI Group, we are constantly enhancing our stringent security management through various measures such as improving our internal regulations on security management and conducting in-house training. We are going to further tighten our security control in the future.

We plan to enforce security measures for our systems within the entire Group through collectively controlling equipment installed in the Data Center by using IC tags and taking measures for maintenance of confidentiality on all our employees' personal computers. For access to equipment and usage of data for project orders, we will comply with the security issues by establishing necessary rules per individual project through consultation with the client.

Companies in Japan are expected to establish an internal control system in order to ensure the management's effectiveness and efficiency of business operations, the reliability of financial reports, and compliance of the law. Based on the "Basic Policy on Constructing an Internal Control System" adopted at the Board of Directors' meeting held in May 2006, the NRI Group is now engaged in establishment and improvement of our internal control system, supervised by our dedicated organization.

The NRI Group will carry out the corporate activities in line with the high aspirations of its management philosophy of "Winning the trust of our clients and prospering together with them" and "Gaining insight into the paradigms of a future society and propelling its realization."

The following summarizes the major attributes of the NRI Group's (NRI and its consolidated subsidiaries) operations and inherent risks. The risks that we list here are the representative risks inherent to our business as of the end of March 2007, and it is not limited to the following risks that may actually arise.

(1) Risks Concerning the Business Environment

<1> Price competition in the information service industry

There is a fierce competition amongst service providers in the information service industry. There is a likelihood that a severe price competition will occur in the future due to the continuing participation of new service providers from other industries, emergence of overseas providers, and an increase in demands for packaged products.

In these business circumstances, the NRI Group is striving to differentiate our service from competitors by offering the high-value-added services through further enhancement of our total capacity to offer an end-to-end service from consulting through to system development and system management and operations. We are also working on improving our productivity as well.

However if price competition continues to intensify further than our forecast, the NRI Group's business performance may be adversely affected.

<2> Stability of management and operations contracts with clients

Expansion of the system management and operations services requires various investments such as real estate for a data center, equipment for operations and software, and returns from such investment are obtained over the longterm through client contracts.

Although we look to secure multi-year contracts for system management and operations, we may be required to operate on single-year contracts. Even when we operate on single-year contracts however, the contracts are often renewed automatically based on a trusting relationship with our client, so we view sales to be comparatively stable. Moreover, we are striving harder to achieve a steady return on investments through careful management of works in progress and continuous credit control of clients.

Nevertheless, there is no guarantee that this stability in sales for system management and operations will continue in the future; each time a client business undergoes a merger, or bankruptcy, or when a client decides to drastically reexamine its information systems strategies, there is a possibility that they will not renew their contract with the NRI Group.

<3> Capital relationship with Nomura Holdings, Inc. and its affiliates

As of the end of March 2007, Nomura Holdings, Inc. held 36.9% of the voting rights of the Company (including 30.5% of indirectly held voting rights, and of that 21.3% is held by its wholly-owned subsidiary Nomura Asset Management Co., Ltd.). In addition, its affiliated companies such as JAFCO Co., Ltd. held 8.0% of the Company's voting rights.

However, there is no guarantee that the current stability of the percentage of shares held by Nomura Holdings, Inc. and its affiliates will continue in the future.

<4> Hazard risks

Due to the advance of globalization of business activity and widely networked environment, huge and widespread damage may be caused by unexpected events such as disasters and system failures, which strongly requires the reinforcement of a crisis management system.

The NRI group has prepared a contingency plan outlining the emergency response system and action guideline for when a large-scale disaster occurs. In addition, we have established a system for a smooth continuation of operations and are working to formulate a plan for continuation of business operation in the event of an emergency situation.

However, there is still a possibility that our management resources such as offices and employees will suffer serious damage when an unexpectedly large-scale disaster occurs. In this case, our business operation may be suspended for a long time, which may cause the NRI Group not being able to continue providing the same level of services as agreed upon with the clients. This may adversely affect our business performance.

(2) Risks Concerning Business Strategy

<1> Dependence on specific business categories and clients

The NRI Group sales showed strong dependence on specific business sectors and clients. For fiscal 2006, the NRI Group's combined sales to the financial services accounted for a little less than 70% of our total sales. Moreover, NRI Group's combined sales to our major clients, Nomura Holdings, Inc. and its subsidiaries, and Seven & i Holdings Co., Ltd. and its subsidiaries, amounted to a little more than 40% of total sales.

The NRI Group sees its greatest defining strengths that set the Group apart from the competition are its business know-how in the financial and other industries and of development and operations of large-scale and cutting-edge high tech systems. We are working to further strengthen relationships with our major clients through upgrading the dedicated organization to propose IT (information technology) strategies for specific industry sectors as well as our strategic assignment of our

personnel to projects for major clients. We also will be proactively working to acquire new clients.

However, it is possible that in the future the NRI Group could experience an enormous impact on business performance if the business environment changed rapidly, which might arise out of changes to the legal system in a specific sector, or if the business circumstances of our major clients changed or they radically reexamine their information systems strategies. There is also a possibility that the NRI Group, against expectations, is unable to secure new clients.

<2> Technological changes in the information service industry

In the information service industry we have to constantly respond to match market needs that change as information technology evolves.

Acknowledging such a changing business climate, the NRI Group is striving to respond rapidly to technological innovations by being proactively involved in investigation and research of advanced, basic and developmental IT technologies through implementing a cross-sectional system.

However if technological innovations advance in the wide range of areas, and if our response to these changes is delayed, it could adversely affect the NRI Group's business performance.

<3> Human resources

We believe that the specialized expertise of our employees is the foundation of the high-value-added services we provide. Also, hiring and fostering highly specialized human resources and establishing personnel systems and workplace environments that allow these individuals to demonstrate their full potential is necessary to build long-term trusting relationships between the NRI Group and our clients and ultimately enable the Group to achieve medium to long-term growth.

We at the NRI Group perceive our employees as valuable "human assets," and are dedicated to creating a system that allows us to secure these assets and develop them.

Specifically, to secure these talented specialists we are actively holding employment seminars and internship programs. As part of our strategies for personnel development systems, we offer assistance to and subsidize our employees to obtain various licenses and qualifications and hold many human resources development seminars at a facility dedicated for employee education and training. We are striving to encourage the employees to improve themselves through taking advantage of the NRI Group's in-house certification scheme. In addition to this, we are committed to building our personnel system and creating the good workplace environment in order to accommodate a wide range of employees with diverse work styles and values, through measures such as expanding our childcare assistance scheme and conducting an internal campaign to encourage employees to reduce their overtime work.

Despite the above efforts, if we fail to secure and develop professionals who can respond to the highly specialized demands of our clients, the NRI Group's performance could be adversely affected. Furthermore, if the workplace conditions worsen and cause employees' mental and physical health to deteriorate, this could possibly lead to a drop in worker productivity and an exodus of personnel.

<4> Investment in software

The NRI Group invests in software to expand its business, including product sales, multi-user system services and outsourcing services. In many cases the software is designed for specific use and it cannot be readily readapted for other applications, which means that careful consideration must be put into when deciding to make such an investment.

At the NRI Group, we exhaustively discuss the legitimacy of each business plan before commencing software development. We also have an internal system whereby regular checks on the plan's progress enable prompt revision to the plan when necessary, both in the development stage and after completion.

However, with this type of software investment, there is never a total guarantee that the initial investment will be recovered and there is a chance of the capital not being recovered and a loss being recorded.

<5> Investment in stocks

With a view to cultivate future business opportunities, the NRI Group invests in various companies as well as the equity of its clients after carefully examining the expected return on investments in order to strengthen business ties.

At the end of March 2007, the NRI Group's stock investments accounted for less than 20% of total assets.

In the event of bankruptcy or business deterioration of a company the Group invests in, the Group may incur an impairment loss or might not be able to recover the amount of its investment. Moreover, the marketable shares have the inherent risk of market price fluctuations due to changes in the economic climate and corporate profitability, which, in turn, could affect the Group's financial position.

(3) Risks Concerning Business Management

<1> Quality

The NRI Group aims to provide clients with high-value-added services by taking advantage of our total capabilities from consulting through to system development and system management and operations by following a basic strategy of "Navigation and Solution," which is to grasp the essence of

the client's management objectives, propose strategies to achieve those objectives and provide measures to bring such strategies to fruition as results, and our clients expect from us a high quality service.

i. Consulting services

In our consulting services, we are working hard to establish systems that offer high quality services such as the provision of infrastructure that allows the company-wide sharing of information on the know-hows accumulated within the company. In addition to this, we are committed to continuing to improve quality in the future through conducting client satisfaction surveys, analyzing results and providing feedback.

However, if we are unable to provide the high quality service that our clients expect, this may hinder prospects for future business contracts.

ii. System development

Generally, system development projects are undertaken on a contract basis. We are obliged, under such a contract, to complete an information system and deliver it by the specified deadline. However, there may be times that more man-hours are required than initially estimated because of customer's requests for a more advanced and complex system as well as requirement changes made before completion, which may delay the delivery. Even after delivery, more work than expected may be needed to complete the contract, such as carrying out additional improvements on system performance.

In particular, long-term projects that take several years to complete have a higher likelihood of being affected by the requirement changes to respond to the changes in both technology and the surrounding environment.

Therefore, in order to deal with these situations, we are making efforts to ensure that project estimate examination before the contract signing as well as project management after the contract signing are done properly by taking various measures such as improving the management abilities of our project managers through training programs, and providing quality management systems based on ISO 9001*. In particular, we have established exclusive examination bodies, such as the system development committee, for projects over a certain size in order to thoroughly review the projects according to their progress right through to when the system is delivered and is in stable operation.

However, in the event that extra costs are incurred, such as an increase in man-hours or performance improvement work conducted after delivery, the project's final profitability may deteriorate. Moreover, if the client's business is harmed because of a delay in delivery or because of faults with the delivered information system, not only may we be liable to pay reparation for loss, it also may be detrimental to the reputation of the NRI Group.

*: ISO 9001 is an international standard for quality management systems established by the ISO (International Organization for Standardization).

iii. System management and operations services

The information systems that the NRI Group develops are often important platforms for client business and it is absolutely essential that these systems operate stably after completion.

The NRI Group is making efforts to improve the quality of system management and operations. We are continuously striving to maintain and improve the quality of services we provide, based on the ISO 9001 quality management system, ISMS* and other certification standards.

Still, in cases where stable operation according to the standard agreed to with the client cannot be achieved for reasons including a human error such as neglecting to follow the correct operating procedures, malfunction of the equipments and others, not only may the NRI Group's business performance be adversely affected, it also may be detrimental to the reputation of the NRI Group.

*: ISMS refers to the Japan Information Processing Development Corporation (JIPDEC) standard for information security management systems, based on a conformity assessment scheme.

<2> Subcontracting partners

In order to improve productivity and make use of the highly specialized know-how of outside corporations, the NRI Group is outsourcing some business operations to outside corporations. Many of these outsourcing operations are carried out under subcontracting contracts.

i. Good business relationships with subcontractors

In fiscal 2006, our subcontractors were responsible for a little less than 50% of the Group's actual production. It is essential to secure top-level subcontractors and maintain a good business relationship with these subcontracting partners in order to carry out the Group's operation smoothly.

At the NRI Group therefore, we strive to secure superior subcontracting partners by performing corporate screening regularly and searching for new collaborating partners both domestically and overseas. We are also striving to improve productivity and quality of the Group including the subcontracting partners by sharing project risks with our "ePartner contract" companies, who are our major subcontracting partners, and demanding the subcontracting partners to rigorously comply with security and information management.

Our subcontracting partners are not only in Japan; they are also spread out in various overseas locations, especially China. Currently, Chinese companies account more than 10% of subcontracting costs. We are therefore striving to strengthen this

system of cooperation by regularly dispatching executives to China to visit the subcontracting partners and check the project status.

In spite of all those efforts, in case we fail to secure superior subcontracting partners or maintain a good business relationship with them, we might not be able to conduct business operations smoothly. Especially in subcontracting to a subcontracting partner overseas, an unexpected event may occur caused by a political, economical and social factor that is different from Japan.

ii. Disguised contract work

Disguised contract work is also becoming a social concern in the information service industry as well.

The NRI Group is working hard to thoroughly educate its employees and our subcontracting partners on contract works. We have prepared a guideline concerning a contract work to familiarize employees with this issue, and we also host meetings to explain our policies to our subcontracting partners.

In spite of all these efforts, if a work outside the scope of the contract work is carried out, the NRI Group may lose the credibility.

<3> Intellectual property rights

We are witnessing a growing importance of intellectual property rights related to information systems and software, such as patents for business models related to electronic commercial transactions.

With these circumstances in mind, in development of information systems, the NRI Group is constantly investigating if there is a possibility of breaching another party's patent. Furthermore, through education, training and other measures, we are raising our employee's awareness of intellectual property rights. At the same time, we recognize that intellectual property is an important business resource, so through proactively investing in applications for patents, we are rigorously protecting the intellectual property of the NRI Group.

If, despite the above measures, the product or service of the NRI Group breaches the intellectual property rights of a third party; not only would this potentially make the NRI Group liable for reparation, we may be ordered to stop using an information system, and be forced to stop a service, which could have a major impact on business execution. There is also the possibility that the NRI Group's intellectual property could be breached.

<4> Assets and liabilities related to retirement benefits

The Company and its domestic consolidated subsidiaries have established a qualified pension plan and retirement lump-sum allowance for their employees as a defined contribution pension system. The allowance for employee retirement benefits will fluctuate according to changes in the amount of retirement benefit obligations and pension plan assets.

Retirement benefit obligations are calculated using a number of assumptions and estimates, such as employment termination trends and discount rates. A change in any of these factors could change the amount.

Meanwhile, the pension plan assets fluctuate depending on the trends in the stock market and with the interest rates. About a little less than 10% of the Group's pension plan assets are specified stocks for the employee retirement benefit trust. Therefore, the pension plan assets run the risk of fluctuating with the changes in the shares' market prices. Moreover, if any change in the pension plan is adopted, it could affect the liabilities of the retirement benefit obligations.

(4) Risks Concerning Information Security

With the widespread use of the Internet, the dissemination of information is instantaneous. While such advances in technology have increased the number of users and made life much more convenient, security management has become a major issue in the society as a whole, such as full enforcement of the Personal Information Protection Law. In the information service industry, where we are constantly handling clients' confidential data, there is an even greater demand for security.

Being keenly aware of this situation, the NRI Group carries out a thorough security management, by putting a cross-sectional management system in place. In addition, we are constantly working hard to maintain an advanced level of security with the introduction of an entry/exit control system, a thorough security control of personal computers in the offices, and providing the employee training on the protection of personal information. Particularly, in our data centers where we operate our clients' backbone systems, we have introduced stricter entry/exit controls such as X-ray scanning of articles being brought in and out of the facilities.

However, if information leaks occur despite our efforts, it may not only adversely affect our business results, but also may be detrimental to the reputation of the NRI Group.

Projections for the future contained in this report were deemed valid at the end of fiscal 2006; however, the accuracy of these projections are by no means guaranteed by the NRI Group (the Company and its consolidated subsidiaries).

(1) Significant Accounting Policies and Estimates

The accompanying financial statements for the NRI Group have been prepared in accordance with generally accepted accounting principles and practices in Japan. The compilation of these financial statements requires certain assumptions and estimates that may influence the assets and liabilities at the end of the fiscal year and the income and expenses during the accounting period. An estimate deemed reasonable from historical experience or circumstances may differ from the actual results when the assumption or a condition changes. The following are major assumptions and estimates used in the application of significant accounting policies that may greatly influence the NRI Group's financial statements.

<1> The percentage-of-completion method

The NRI Group, in principle, has adopted the percentage of-completion method to recognize revenue from research and consulting projects, and information system development projects. Based on this method, the cost of sales for each project is recognized on an accrual basis, and the corresponding revenues are recorded according to the rate of accrued cost on works in progress (the ratio of actual costs incurred to the total estimated cost for each project). Revenues are recorded regardless of billings to clients, while the corresponding amounts are recorded under accounts receivable including development.

Unlike the completed contracts method, which records revenue in one lump sum at the time of completion or delivery, the percentage-of-completion method has the advantage of lending legitimacy to the profit and loss statement as a fair reflection of the profit/loss during the period in question.

The percentage-of-completion method is adopted on the assumption that the costs of each project, which are the bases for revenue recognition, may be reasonably estimated at the time orders are received and at the end of each month. Since the improvement of our project management structure, we at NRI Group have been accurately estimating costs at the time orders are received and have been appropriately evaluating works in progress. And should a project deviate from the initial estimates to a degree beyond the prescribed limits, the estimates must be revised immediately. Because of these measures, we are confident that such revenues are being recorded with a high level of accuracy.

<2> Accounting method for software

In the amortization of software packages, multi-user system services and outsourcing services, instead of recording subcontracting costs and labor costs for the development of information systems as expenses, these amounts may be recorded under assets for the NRI Group's investments in software or recorded in the software suspense accounts. In such cases, sale of the completed information system to the client or the provision of services generates product sales revenue and system management and operations revenue, which in turn enables the Group to collect its returns on its development investments in the medium to long-term.

Based on the above system of recovering investments, the package products are amortized based on the forecasted sales quantity or forecasted sales revenue with the bottom limit amount set according to the uniform distribution method, based on the remaining valid period of generally 3 years. Amortization of the software used by the Company to provide customer services as part of multi-user system services is carried out according to the fixed amount method for the usable period, which is a maximum of 5 years. In addition to the above amortization, in cases where rapid change occurs in a business environment, we may appropriately estimate the amount recoverable and record the loss.

For more details, please refer to "Business and Other Risks, (2) Risks Concerning Business Strategy, <4> Investment in software."

<3> Accounting method for employee retirement benefits

Accounting for employee retirement benefits requires numerous assumptions and estimates, such as employment termination trends, and agreement on certain basic rates, such as the discount rate and the expected rate of return on pension plan assets. In calculating these basic rates, the NRI Group has adopted estimates that are both reasonable and conservative. The discount rate, a crucial rate of the basic rates, has been revised each year since the commencement of employee retirement benefits accounting.

The discount rate is calculated based on the rate of return of long-term bonds having a relatively low risk. This year's discount rate changed from last year's 1.9% to 2.1%.

Actuarial differences occur as a result of discrepancies between the estimated amounts of the expected return on plan assets and the actual return itself and also because of changes in estimated amounts such as the discount rate.

Over the last five years, the NRI Group recorded actuarial differences of (favorable differences are denoted in parentheses) 6,942 million yen, (8,077 million yen), 4,037 million yen, (9,344 million yen) and 4,789 million yen for the years ended 31st March, 2003, 2004, 2005, 2006, and 2007 respectively.

Until the fiscal year ended in March 2003, we recorded actuarial difference in whole amounts in the fiscal year in which they occurred. However, from the end of March 2004, actuarial differences are being recorded from the following term using the straight-line method over a fixed number of years (15 years) within the average remaining service time.

For more details, please refer to "Business Risks, (3) Risks Concerning Business Management <4> Assets and liabilities related to retirement benefits.

<4> Deferred income tax assets

The NRI Group records deferred income tax assets with a reasonable estimate of future taxable income and careful judgment for its collectability. Since future taxable income is estimated from the results of past business performance, there is a possibility of fluctuation in the amount of deferred income tax assets if the estimate of taxable income differs from the actual results due to changes in the business environment.

For further details of deferred income tax assets, please see "Notes to the consolidated financial statements."

(2) Analysis of Business Results for Fiscal 2006

The following is a comparison of the business results of fiscal 2006 with those of fiscal 2005.

Summary of consolidated statements of income

	Year ended 31st March, 2006	Year ended 31st March, 2007	Changes from previous year	
Items	Amount (millions of yen)	Amount (millions of yen)	Amount (millions of yen)	Rate of change (%)
Sales	285,585	322,531	36,946	12.9
Cost of sales	213,706	234,578	20,871	9.8
Gross profit	71,878	87,953	16,074	22.4
(Gross profit margin)	25.2%	27.3%	2.1P	—
Selling, general and administrative expenses	35,409	44,055	8,646	24.4
Operating profit	36,469	43,897	7,427	20.4
(Operating profit margin)	12.8%	13.6%	0.8P	—
Non-operating income	1,943	2,419	475	24.5
Non-operating expenses	160	216	56	35.3
Ordinary income	38,252	46,099	7,847	20.5
Extraordinary income	724	2,081	1,357	187.5
Extraordinary loss	1,441	1,436	(4)	(0.3)
Income before income taxes	37,535	46,744	9,208	24.5
Provision for income taxes	15,017	19,725	4,707	31.4
Net income	22,518	27,019	4,500	20.0

<1> Sales

Sales for fiscal 2006 amounted to 322,531 million yen (up 12.9% from the previous fiscal year), thanks to the favorable performance of the Consulting Services and IT Solution Services segments.

The Consulting Services segment recorded sales of 29,870 million yen (up13.6%), mainly due to an increase in the management consulting services for the private sector as well as an increase in the system consulting services for the financial services sector.

Meanwhile, the IT Solution Services segment recorded sales of 292,661 million yen (up 12.9%). The sales breakdown of this segment is as follows: System development and system application sales were 135,702 million yen (up 21.4%) showing a

strong performance in the development projects for the securities industry, insurance industry, and public sector; system management services posted sales of 126,596 million yen (up 8.6%) with a favorable growth in the system management services for the securities industry; and product sales were 30,363 million yen (down 1.9%).

<2> Cost of sales, selling, general and administrative expenses, and operating profit

Cost of sales amounted to 234,578 million yen (up 9.8% from the previous fiscal year), mainly due to an increase in subcontract costs as a result of sales growth in system development and system application sales, an increase in labor costs as a result of strengthening our human resource, and an increase in disposal of software as a result of increased sales of software.

Cost to sales ratio improved to 72.7% from 74.8% of the previous fiscal year. We reduced the cost to sales ratio by enhancing project management for the system development and utilizing our own products and our operation know-how as well as proactively subcontracting system development to Chinese companies. Increased sales, which grew higher than fixed costs such as labor costs and depreciation costs, also contributed to the improvement of cost to sales ratio. However, the cost to sales ratio for product sales demonstrated only a marginal change.

Selling, general and administrative expenses amounted to 44,055 million yen (up 24.4%). This is because of our efforts for improving productivity, investment on research and development, fostering human resources, and enhancement of the security system as part of activities for mid- to long-term growth, which resulted in the increase in labor costs (salaries, provision for bonus allowance, retirement benefit obligation, and welfare expenses), equipment and fixtures costs, and subcontracting costs. Large expansion of the Kiba Data Center equipped with an advanced security system also resulted in an increase in equipment and fixtures costs.

Due to the above developments, operating profit amounted to 43,897 million yen (up 20.4%), and the operating profit margin improved to 13.6% from 12.8% of the previous fiscal year.

<3> Non-operating income/expenses and ordinary profit

The Company posted a non-operating income of 2,419 million yen (up 24.5% from the previous year) and non-operating expenses of 216 million yen (up 35.3%), which resulted in a non-operating income of 2,202 million yen (up 23.5%). This improvement is mainly due to an increase in dividend income mainly thanks to an increased amount of dividends received, and improvement in the financial account balance thanks to an increase in marketable securities that the Company owns for fund management and higher interest rates.

As a result of the above, ordinary profit amounted to 46,099 million yen (up 20.5%).

<4> Extraordinary income/loss, provision for income taxes, and net income

While extraordinary income amounted to 2,081 million yen (up 187.5% from the previous fiscal year) mainly due to sales of shares of NIWS Co. HQ Ltd., an extraordinary loss posted 1,436 million yen (down 0.3%) due to the office consolidation and relocation after the large expansion of the Kiba Data Center, which resulted in an extraordinary income of 644 million yen (an extraordinary loss was 717 million yen in fiscal 2005).

Meanwhile, provisions for income taxes (including corporate, residential, enterprise taxes, and adjustments) totaled 19,725 million yen (up 31.4%), because of good business results and the posting of a deferred tax liability for the reserved profit of foreign subsidiaries.

As a result of the above, the Company posted 27,019 million yen in net income for fiscal 2006 (up 20.0%).

(3) Analysis of Financial Position at the End of Fiscal 2006

The following is a comparison of balance sheets at the end of fiscal 2006 and the end of fiscal 2005.

Summary of consolidated balance sheets

Items	31st March, 2006 Amount (millions of yen)	31st March, 2007 Amount (millions of yen)	Changes from previous year Amount (millions of yen)
Assets			
Current assets	137,779	212,584	74,805
Cash and bank deposit	26,004	20,941	(5,063)
Accounts receivable	44,627	51,555	6,928
Accrued income from system developments	12,271	17,147	4,876
Short-term investment securities	44,438	112,535	68,096
(Cash equivalents)	31,526	102,554	71,028
(Securities due over 3 months)	12,912	9,981	(2,931)
Other current assets	10,436	10,403	(33)
Fixed assets	174,007	158,873	(15,133)
Tangible fixed assets	39,964	49,478	9,514
Construction in progress	—	3,813	3,813
Other tangible assets	39,964	45,665	5,700
Intangible fixed assets	20,420	19,651	(768)
Investment and other assets	113,622	89,743	(23,879)
Investment securities and investments in affiliates	101,505	68,748	(32,756)
(Securities)	93,538	67,102	(26,436)
(Others)	7,966	1,646	(6,320)
Long-term guarantee deposits and long-term loans receivable	9,111	17,458	8,346
Other intangible assets	3,005	3,535	530
Total assets	311,786	371,458	59,671

Items	31st March, 2006 Amount (millions of yen)	31st March, 2007 Amount (millions of yen)	Changes from previous year Amount (millions of yen)
Liabilities			
Current liabilities	64,902	80,739	15,836
Accounts payable	29,453	33,201	3,748
Accrued payables	1,322	7,175	5,853
Income taxes payable	13,002	12,839	(162)
Other current liabilities	21,124	27,522	6,397
Fixed liabilities	37,582	74,486	36,903
Convertible bonds	—	50,000	50,000
Deferred income taxes	14,267	1,133	(13,133)
Allowance for employees' retirement benefits	23,314	23,352	37
Total liabilities	102,485	155,225	52,740
Net assets			
Shareholder' equity	171,937	193,232	21,295
Common stock and additional paid-in capital	33,400	33,400	—
Retained earnings	186,670	206,990	20,320
Treasury stock, at cost	(48,133)	(47,157)	975
Valuation and translation adjustments	37,364	22,692	(14,671)
Unrealized gain on other securities	37,369	22,193	(15,175)
Translation adjustments	(5)	499	504
Subscription rights	—	307	307
Total net assets	209,301	216,232	6,931
Total liabilities and net assets	311,786	371,458	59,671

(Note) From fiscal 2006, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and changed the presentation method. Therefore, the presentation of the previous fiscal year's net assets is changed as well.

<1> Summary

The Company's financial position at the end of March 2007 are as follows: current assets of 212,584 million yen (up 54.3% from the previous fiscal year), current liabilities of 80,739 million yen (up 24.4%), fixed assets of 158,873 million yen (down 8.7%), fixed liabilities of 74,486 million yen (up 98.2%), and total net assets of 216,232 million yen (up 3.3%). The total assets amounted to 371,458 million yen (up 19.1% year-on-year).

The major factors for these increases/decreases were as follows:

Due to a strong growth in sales, accounts receivable and accrued income from system developments increased, while accounts payable also increased mainly due to a rise in outsourcing costs because of increased sales.

Tangible fixed assets increased as a result of establishing a new data center, purchasing office equipment and others accompanying the large expansion of the Kiba Data Center, and investing in our multi-user system to enhance its capability. On the other hand, while there was an increase in software assets from development of the multi-user system for the securities industry, total intangible assets decreased because of an increase in the disposal of software due to increased software sales. We issued convertible bonds with subscription rights to finance a range of investments in facilities and the construction funds (long-term loans) for expansion of the Kiba Data Center.

Moreover, accrued payables increased because a part of the payments for the construction of a new data center were carried over to the next fiscal year.

Investment securities under fixed assets decreased due to a price drop and disposal of the shares owned by the Company as well as shortening the period of owning bonds for fund management purposes. These price drops and disposal of owned shares also attributed to a decrease in deferred income tax liability and unrealized gains on other securities.

<2> Securities

The total amount of securities amounted to 181,284 million yen (up 24.2% from the previous fiscal year). The components of securities are short-term investment securities under current assets, and investment securities and investments in affiliates under fixed assets.

i. Short-term investment securities under current assets

Short-term investment securities under current assets amounted to 112,535 million yen (up 153.2% from the previous fiscal year) as a result of an increase in the fund management on bond investment trust and government bonds thanks to rising interest rates. The components of our short-term investment securities are 51,593 million yen in bond investment trust (all are cash equivalents) and 60,942 million yen in high-grade bonds such as the government bonds (of these, 50,961 million yen is the cash equivalents).

ii. Investment securities and investments in affiliates under fixed assets

Investment securities and investments in affiliates amounted to 68,748 million yen (down 32.3% from the previous fiscal year) due to a price drop of listed shares owned by the Company and the sale of some shares, as well as a decrease in long-term bonds because the Company shortened the period of owning bonds for fund management purposes. The components of the investment securities and investments in affiliates were 51,141 million yen in marketable securities, 15,961 million yen in non-marketable securities, and 1,646 million yen in equity investments for Venture Capital Investment Limited Partnerships.

For more details, please refer to "Business and Other Risks, (2) Risks Concerning Business Strategy, <5> Investment in stocks."

Outline of Capital Expenditures in Fiscal 2006

In Fiscal 2006, we invested in development of multi-user systems mainly for the securities industry, purchase of equipment for system management and operations, and construction of the Yokohama Center 2 in order to strengthen our IT solution services. Furthermore, when the offices in the Tokyo area were relocated and integrated at Kiba Center, we purchased office equipment as a common capital expenditure for these segments. As a result, the total capital expenditure amounted to 29,903 million yen. These capital expenditures were funded by internal funds and a part of the capital acquired from issuance of convertible bonds (50,000 million yen) in December 2006.

Major Facilities

(1) Nomura Research Institute, Ltd.

Name of office (Location)	Name of segment by business type	Land: Area (m²)	Land: Amount (millions of yen)	Buildings and structures (millions of yen)	Machinery (millions of yen)	Equipment (millions of yen)	Software (millions of yen)	Total (millions of yen)	Employees (no. of people)
Marunouchi Center (Chiyoda-ku Tokyo)	IT Solution Services	—	—	1,260	56	822	4,543	6,683	1,959 [320]
Kiba Center (Koto-ku Tokyo)	IT Solution Services	—	—	1,938	44	1,166	3,817	6,967	516 [96]
Yokohama Center (Hodogaya-ku Yokohama)	IT Solution Services	—	—	723	93	1,610	4,771	7,198	1,408 [202]
Osaka Center (Kita-ku Osaka)	IT Solution Services	—	—	46	6	28	[illegible]	83	44 [1]
Hiyoshi Data Center (Kohoku-ku Yokohama)	IT Solution Services	14,112	4,952	3,494	239	257	45	8,989	43 [40]
Yokohama Data Center (Hodogaya-ku Yokohama)	IT Solution Services	(6,748) —	—	4,744	5,765	2,176	7	12,693	79 [131]
Osaka Data Center (Suminoe-ku Osaka)	IT Solution Services	13,200	2,221	4,668	1,937	267	0	9,095	35 [7]
Yokohama Learning Center (Hodogaya-ku Yokohama)	Company-wide (common use)	—	—	96	0	121	38	256	27 [7]

Notes: 1. The figures are book values as of 31st March 2007.
2. A portion of land and buildings are rented (including subleasing to domestic subsidiaries) and the annual rental expense is 7,379 million yen. The land area that is leased is listed within brackets ( ).
3. The employee figures listed in the square brackets [ ] are temporary employees.
4. The descriptions listed in "Name of segment by business type" are the main segment category that each office operates under.
5. In the "Name of office" column, a representative office for each region is listed and offices in the same proximity are included in the listings.
6. Nippon Building Center was integrated into Marunouchi Center in March 2007.
7. Yokohama Center 2 is currently under construction in Tsuzuki-ku, Yokohama (land area: 4,602 m² and cost 2,312 million yen, construction in progress: 3,813 million yen).

(2) Domestic and Overseas Subsidiaries

Name of office (Location)	Name of segment by business type	Land Area (m²)	Land Amount (millions of yen)	Buildings and structures (millions of yen)	Machinery (millions of yen)	Equipment (millions of yen)	Software (millions of yen)	Total (millions of yen)	Employees (no. of people)
(Domestic subsidiary)									
NRI Network Communications, Ltd. Head Office and others (Kita-ku Osaka)	IT Solution Services	—	—	66	—	242	55	365	198 [80]
NRI Secure Technologies, Ltd. Head Office and others (Chiyoda-ku Tokyo)	IT Solution Services	—	—	25	—	381	175	582	77 [16]
NRI Shared Services, Ltd. Head Office and others/Dormitory (Hodogaya-ku Yokohama)	Company-wide (common use)	7,385	1,805	759	—	17	5	2,587	124 [37]
Insurance System & Technology, Ltd. Head Office and others (Koto-ku Tokyo)	IT Solution Services	—	—	0	—	1	2	3	66 [1]
NRI Data iTech, Ltd. Head Office and others (Chiyoda-ku Tokyo)	IT Solution Services	—	—	27	—	27	13	68	115 [15]
(Overseas subsidiary)									
Nomura Research Institute Hong Kong Limited (Hong Kong, China)	IT Solution Services	—	—	—	—	64	—	64	105 [53]

Notes: 1. The figures are book values as of 31st March, 2007.
2. A portion of land and buildings are rented and the annual rental expense is 87 million yen. The annual rental expense does not include the subleasing portions from NRI.
3. The employee figures listed in the square brackets [ ] are temporary employees.
4. The breakdown of the land of NRI Shared Services, Ltd. is given below.

Category	Name	Location	Area (m²)
Dormitory	Hiyoshi Dormitory	Kohoku-ku Yokohama	5,621
	Higashiterao Dormitory	Tsurumi-ku Yokohama	1,764

5. We merged NRI Data Services, Ltd., who was one of our consolidated subsidiaries, in April 2006.

Plans for Facility Construction and Disposal

We have capital expenditure plans of 34,500 million yen for the fiscal year ending March 2008, and the breakdown by business segment is listed below. Other than that, there are no plans for the disposal or sale of major facilities, excluding the disposal and sale of facilities for regular updating.

Name of segment by business type	Facilities	Planned investment (millions of yen)	Major items and purpose
Consulting Services	Hardware	100	Computers etc.
IT Solution Services	Software	12,700	Development of internal use software for providing customer service and software for sale
	Hardware	13,300	Equipment for system development and equipment for providing management and operations services for computer systems and networks
	Data center facilities	5,700	Acquisition of buildings etc. for new data center
Company-wide (common use)	Software	800	Software purchase for use in internal systems
	Office facilities	1,900	Computers etc. and acquisition of property and facilities
Total		34,500	—

Notes: 1. Figures above do not include consumption tax and other items.
2. The planned capital expenditures will be provided by the Company's internal funds and funds from convertible bonds with subscription rights.

The NRI Group's (the Company and its consolidated subsidiaries) research and development activities consist of the following:

1. Research of basic and advanced information technologies and of production and development technologies
2. Research and feasibility studies for development of new businesses and products, development of prototypes, and experimental trials
3. Surveys and research on new social systems

The above research and development activities are conducted on an ongoing basis at the Advanced Information Technology Division, the technology development arm of the NRI Group, and at the Center for Knowledge Exchange & Creation which plays the role of making policy proposals and researching leading-edge information technologies. In addition, each of our divisions is actively involved in business and product development from a medium to long-term perspective. These activities may be handled through the collaboration system among divisions by means of horizontal organizational structures.

Taking the primary role in the management of research and development is the Research and Development Committee, which is comprised of specialists in each field. The committee examines the appropriateness of each project, in terms of the usability for our business, from the project planning stage to the eventual utilization of the project results, improving the quality of our research and development activities.

Research and Development Activities for Fiscal 2006

In fiscal 2006, our research and development costs amounted to 2,864 million yen. The research and development activities by each segment are as follows.

Consulting Services

As part of our research into new businesses and product development, we carried out a series of studies. Among these was a study of business potential for consulting services aimed at human resource development for Japanese companies doing business in China. We also investigated manufacturing strategies for the retail industry. As for investigation and research concerning new social systems, the Company conducted the following studies: Industry development and municipal management in the age of declining population, change in consumers' and employees' attitude and behaviors in the age of Web 2.0, and study of new attitude and behavior of consumers in the areas of finance and distribution through a "survey of 10,000 consumers," which the Company conducts every three years. We also focused on the studies concerning the Asian markets, such as conducting studies of business strategies of Japanese companies in Asia looking toward the 2010's, and investigating market trends of the financial and distribution sectors in the information service industry market in China.

As a result of these activities, our research and development costs for Consulting Services amounted to 483 million yen.

IT Solution Services

As part of our research into new businesses and product development, we carried out a series of research and development of the leading edge IT solution. In the financial field, we conducted study and research of an algorithmic trading system, which is to automate stock trading by using IT, surveyed IT solutions for financial institutions for their services offered to well-to-do customers, and investigated the total retail financial services offered by U.S. securities companies and the consumer strategies of European retail financial institutions. In the field of distribution, we carried out research and development of putting the systems utilizing GDS*1 and RFID*2 to practical use, as well as an experimental study of business support services for management of intellectual property rights. Meanwhile, as for the study on information technology, we created "IT Road Map" to state our outlook for technology trends in the mid-term, and carried out research and surveys of an associative search technology that utilizes a natural language processing system, along with research into infrastructure technology to strengthen information security within companies.
Furthermore, to improve our productivity and quality, we worked on promoting standardization of system development architecture (design concepts and basic design) and sharing information throughout the Company. We also carried out empirical evaluation of the software development-processing infrastructure that quantifies the degree of the complexity of the system, as well as studies on the quality verification technology.

As a result of these activities, our research and development costs for IT Solution Services amounted to 2,380 million yen.

*1: GDS (Global Data Synchronization) is a system specification to standardize product information for manufacturing and distribution. North American and European private organizations are currently pushing for GDS to become the global standard.

*2: RFID (Radio Frequency Identification) is a technique for identifying and managing products by attaching a small wireless chip with embedded data.

Shares and Dividends

Shares

Total Number of Shares

Class of stock	Total number of issuable shares
Common stock	150,000,000
Total	150,000,000

Note: At the Board of Directors' meeting held on 26th January, 2007, an amendment to the articles of incorporation was adopted due to stock splits implemented as of 1st April, 2007. After the split, the total number of issuable shares increased by 600,000,000 shares to 750,000,000 shares.

Number of Issued Shares

Class of stock	Number of issued shares as of the end of fiscal 2006 (31st March, 2007)	Number of issued shares as of the submission date (25th June, 2007)	Name of stock listing or registered securities dealers association	Remarks
Common stock	45,000,000	225,000,000	The Tokyo Stock Exchange (the first section)	—
Total	45,000,000	225,000,000	—	—

Note: At the Board of Directors' meeting held on 26th January, 2007, a resolution to implement a five-for-one split of the Company's common stock as of 1st April, 2007 was adopted. After the split, the total number of the Company's issued shares increased by 180,000,000 shares to 225,000,000 shares.

Subscription Rights

Subscription Rights

1. First Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	680	680
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common Stock	Same as the left
Number of shares issued for subscription rights (shares)	68,000	340,000
Amount payable when exercising subscription rights (yen)	17,913 per share	3,583 per share
Period for exercising subscription rights	From 1st July, 2004 to 30th June, 2007	From 1st July, 2004 to 30th June, 2007
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 17,913 Amount paid into capital: 8,957	Issue price: 3,583 Amount paid into capital: 1,792
Conditions for exercising subscription rights	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 20,000 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights in contracts on allocation of such rights that are concluded with the holder.	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 4,000 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights in contracts on allocation of such rights that are concluded with the holder.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	—	—

Note: All the figures in "Number of shares issued for subscription rights," "Amount payable when exercising subscription rights," "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights," and "Conditions for exercising subscription rights" as of 31st May, 2007 are adjusted for the five-for-one stock split implemented on 1st April, 2007.

2. Second Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	162	107
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common Stock	Same as on the left
Number of shares issued for subscription rights (shares)	16,200	53,500
Amount payable when exercising subscription rights (yen)	10,088 per share	2,018 per share
Period for exercising subscription rights	From 1st July, 2005 to 30th June, 2008	From 1st July, 2005 to 30th June, 2008
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 10,088 Amount paid into capital: 5,044	Issue price: 2,018 Amount paid into capital: 1,009
Conditions for exercising subscription rights	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 11,100 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights in contracts on allocation of such rights that are concluded with the holder.	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 2,300 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights in contracts on allocation of such rights that are concluded with the holder.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	—	—

Note: All the figures in "Number of shares issued for subscription rights," "Amount payable when exercising subscription rights," "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights," and "Conditions for exercising subscription rights" as of 31st May, 2007 are adjusted for the five-for-one stock split implemented on 1st April, 2007.

3. Third Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	362	308
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common Stock	Same as the left
Number of shares issued for subscription rights (shares)	36,200	154,000
Amount payable when exercising subscription rights (yen)	11,418 per share	2,284 per share
Period for exercising subscription rights	From 1st July, 2006 to 30th June, 2009	From 1st July, 2006 to 30th June, 2009
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 11,418 Amount paid into capital: 5,709	Issue price: 2,284 Amount paid into capital: 1,142
Conditions for exercising subscription rights	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 12,600 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 2,600 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	*	Same as the left

Notes: 1. All the figures in "Number of shares issued for subscription rights," "Amount payable when exercising subscription rights," "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights," and "Conditions for exercising subscription rights" as of 31st May, 2007 are adjusted for the five-for-one stock split implemented on 1st April, 2007.

2. *In the event that the Company exchanges or transfers its shares, all its obligations for the subscription rights may be succeeded by the Wholly-owning Parent Company. The policies concerning the subscription rights succeeded by the Wholly-owning Parent Company are determined as follows:

<1> Class of shares of the Wholly-owning Parent Company to be issued for subscription rights
Common stock of the Wholly-owning Parent Company shall be issued.

<2> Number of shares of the Wholly-owning Parent Company to be issued for subscription rights
The number of shares of the Wholly-owning Parent Company to be issued for subscription rights shall be adjusted in accordance with the ratio of share exchange or share transfer.

<3> Amount payable when exercising subscription rights
Amount payable when exercising subscription rights shall be adjusted in accordance with the ratio of share exchange or share transfer.

<4> Period for exercising subscription rights, other conditions for the exercise of subscription rights, reasons and conditions for retirement of subscription rights, and the restriction on acquisition of subscription rights by transfer
Such conditions shall be the same as the applicable provisions for the subscription rights before being succeeded by the Wholly-owning Parent Company. If, however, there is a rational reason, such conditions may be changed upon resolution of the Board of Directors.

4. Fourth Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	815	815
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common stock	Same as the left
Number of shares issued for subscription rights (shares)	81,500	407,500
Amount payable when exercising subscription rights (yen)	11,594 per share	2,319 per share
Period for exercising subscription rights	From 1st July, 2007 to 30th June, 2010	From 1st July, 2007 to 30th June, 2010
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 11,594 Amount paid into capital: 5,797	Issue price: 2,319 Amount paid into capital: 1,160
Conditions for exercising subscription rights	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized by the Board of Directors as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The subscription rights may not be exercised until the closing price for NRI common stock in ordinary transactions at the TSE is at least 12,800 yen per share for five consecutive business days during the period for exercising subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.	1. At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized by the Board of Directors as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. The subscription rights may not be exercised until the closing price for NRI common stock in ordinary transactions at the TSE is at least 2,600yen per share for five consecutive business days during the period for exercising subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	*	Same as the left

Notes: 1. All the figures in "Number of shares issued for subscription rights," "Amount payable when exercising subscription rights," "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights," and "Conditions for exercising subscription rights" as of 31st May, 2007 are adjusted for the five-for-one stock split implemented on 1st April, 2007.

2. *In the event that the Company exchanges or transfers its shares, all its obligations for the subscription rights may be succeeded by the Wholly-owning Parent Company. The policies concerning the subscription rights succeeded by the Wholly-owning Parent Company are determined as follows:

<1> Class of shares of the Wholly-owning Parent Company to be issued for subscription rights
Common stock of the Wholly-owning Parent Company shall be issued.

<2> Number of shares of the Wholly-owning Parent Company to be issued for subscription rights
The number of shares of the Wholly-owning Parent Company to be issued for subscription rights shall be adjusted in accordance with the ratio of share exchange or share transfer. Any fractional shares (less than one share) resulting from such adjustment shall be rounded down.

<3> Amount payable when exercising subscription rights
Amount payable when exercising subscription rights shall be adjusted in accordance with the ratio of share exchange or share transfer. Any fractions of less than 1 yen resulting from such adjustment shall be rounded up to the nearest yen.

<4> Period for exercising subscription rights
The period for exercising subscription rights shall begin on either the first day of the period for exercising the subscription rights before being succeeded (hereinafter referred to as "exercise period") or on the effective date of share exchange or share transfer, whichever is later, and shall continue to the final day of the exercise period.

<5> Other conditions for the exercise of subscription rights, and reasons and conditions for retirement of subscription rights
Such conditions shall be determined in accordance with the applicable provisions for the subscription rights before being succeeded by the Wholly-owning Parent Company. If, however, there is a rational reason, such conditions may be changed, deleted, or added upon resolution of the Board of Directors.

<6> Restriction on acquisition of subscription rights by transfer
Acquisition of subscription rights by transfer shall require approval by the Board of Directors of the Wholly-owning Parent Company.

5. Fifth Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	14	5
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common stock	Same as the left
Number of shares issued for subscription rights (shares)	1,400	2,500
Amount payable when exercising subscription rights (yen)	1 per share	1 per share
Period for exercising subscription rights	From 1st July, 2006 to 30th June, 2007	From 1st July, 2006 to 30th June, 2007
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 1 Amount paid into capital: 1	Issue price: 1 Amount paid into capital: 1
Conditions for exercising subscription rights	<1> At the time of exercising subscription rights, the holder of subscription rights must be a director, executive officer, or in an equivalent position at NRI or its domestic subsidiary. However, in cases recognized by the Board of Directors as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the holder (or his or her heir in case of death) only for a prescribed period of time. 2. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.	Same as the left
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	*	Same as the left

Notes: 1. The figures in "Number of shares issued for subscription rights" as of t 31st May, 2007 are adjusted for the five-for-one split implemented on 1st April, 2007.

2. *In the event that the Company exchanges or transfers its shares, all its obligations for the subscription rights may be succeeded by the Wholly-owning Parent Company. The policies concerning the subscription rights succeeded by the Wholly-owning Parent Company are determined as follows:

<1> Class of shares of the Wholly-owning Parent Company to be issued for subscription rights
Common stock of the Wholly-owning Parent Company shall be issued.

<2> Number of shares of the Wholly-owning Parent Company to be issued for subscription rights
The number of shares of the Wholly-owning Parent Company to be issued for subscription rights shall be adjusted in accordance with the ratio of share exchange or share transfer. Any fractional shares (less than one share) resulting from such adjustment shall be rounded down.

<3> Amount payable when exercising subscription rights
Amount payable when exercising subscription rights shall be adjusted in accordance with the ratio of share exchange or share transfer. Any fractions of less than 1 yen resulting from such adjustment shall be rounded up to the nearest yen.

<4> Period for exercising subscription rights
The period for exercising subscription rights shall begin on either the first day of the period for exercising the subscription rights before being succeeded (hereinafter referred to as "exercise period") or on the effective date of share exchange or share transfer, whichever is later, and shall continue to the final day of the exercise period.

<5> Other conditions for the exercise of subscription rights, and reasons and conditions for retirement of subscription rights
Such conditions shall be determined in accordance with the applicable provisions for the subscription rights before being succeeded by the Wholly-owning Parent Company. If, however, there is a rational reason, such conditions may be changed, deleted, or added upon resolution of the Board of Directors.

<6> Restriction on acquisition of subscription rights by transfer
Acquisition of subscription rights by transfer shall require approval by the Board of Directors of the Wholly-owning Parent Company.

6. Sixth Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	800	800
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common stock	Same as the left
Number of shares issued for subscription rights (shares)	80,000	400,000
Amount payable when exercising subscription rights (yen)	16,409 per share	3,282 per share
Period for exercising subscription rights	From 1st July, 2009 to 30th June, 2013	From 1st July, 2009 to 30th June, 2013
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 20,731 Amount paid into capital: 10,366	Issue price: 4,147 Amount paid into capital: 2,074
Conditions for exercising subscription rights	1. For exercising subscription rights, the holder (or his or her heir in the case of death) can exercise the subscription rights only as long as the holder is a director, executive officer, or in an equivalent position at NRI or its subsidiary, or only for a prescribed period of time after losing such position. 2. The subscription rights may not be exercised until the closing price for NRI common stock in ordinary transactions at the TSE is at least 18,100 yen per share for five consecutive business days after the allocation day of subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.	1. For exercising subscription rights, the holder (or his or her heir in the case of death) can exercise the subscription rights only as long as the holder is a director, executive officer, or in an equivalent position at NRI or its subsidiary, or only for a prescribed period of time after losing such position. 2. The subscription rights may not be exercised until the closing price for NRI common stock in ordinary transactions at the TSE is at least 3,700 yen per share for five consecutive business days after the allocation day of subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	*	Same as the left

Notes: 1. All the figures in "Number of shares issued for subscription rights," "Amount payable when exercising subscription rights," "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights," and "Conditions for exercising subscription rights" as of 31st May, 2007 are adjusted for the five-for-one stock split implemented on 1st April, 2007.

2. The issue price listed in "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights" is the sum of the fair evaluation unit price and the amount payable when exercising subscription rights.

3. *In the event that the Company merges (limited to cases where the Company ceases to exist as a result of the merger), merges and spins-off, newly spins-off, or exchanges or transfers shares (hereinafter collectively referred to as "organizational restructuring"), the holders of subscription rights remaining immediately before the organizational restructuring takes effect (hereinafter referred to as "remaining subscription rights") shall be granted the subscription rights of the company which continues to exist after the merger, the new company which shall be established as a result of the merger, the company which shall succeed all or part of the rights and obligations for the subject business to which the company that merges and spins-off is entitled, the company which shall be established as a result of the new spin-off, the company which shall acquire the whole of the issued shares of the company that exchanges shares, or the company which shall be established as a result of share transfer (hereinafter collectively referred to as "Reorganized Company"), under the conditions stated hereafter.

In this event, the remaining subscription rights shall cease to exist and the Reorganized Company shall issue new subscription rights. However, the subscription rights shall be issued only if provisions for granting the subscription rights of the Reorganized Company according to the following conditions are included in the absorption merger agreement, new establishment merger agreement, merger and spin-off agreement, new spin-off agreement, share exchange agreement, or share transfer agreement.

<1> Number of subscription rights of the Reorganized Company to be issued
Identical number of subscription rights as the remaining subscription rights shall be issued.

<2> Class of shares of the Reorganized Company to be issued for subscription rights
Common stock of the Reorganized Company shall be issued.

<3> Number of shares of the Reorganized Company to be issued for subscription rights
The number of shares shall be determined in accordance with the provisions for the remaining subscription rights, after taking into consideration the conditions and other factors concerning the organizational restructuring.

<4> Amount of assets to be contributed for the exercise of subscription rights or its calculation method
The assets to be contributed for the exercise of subscription rights shall be in monetary terms, and the value shall be calculated by multiplying the amount determined in accordance with the amount payable per share when exercising the remaining subscription rights by the number of shares of the Reorganized Company to be issued for subscription rights in accordance with <3> above.

<5> Period for exercising subscription rights
The period for exercising subscription rights shall begin on either the first day of the period for exercising the remaining subscription rights (here-

inafter referred to as "exercise period") or on the effective date of organizational restructuring, whichever is later, and shall continue to the final day of the exercise period.

<6> Matters concerning capital and capital reserve increase in the event of the issuance of shares upon the exercise of subscription rights
Such increases shall be determined in accordance with the provisions for the remaining subscription rights.

<7> Restriction on acquisition of subscription rights by transfer
Acquisition of subscription rights by transfer shall require approval by the Reorganized Company.

<8> Conditions for acquisition and exercise of subscription rights
Such conditions shall be determined in accordance with the provisions for the remaining subscription rights.

<9> Provisions concerning fractional shares (less than one share) when exercising subscription rights
Provisions for fractional shares shall be determined in accordance with the provisions for the remaining subscription rights.

7. Seventh Issuance of Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	189	189
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common stock	Same as the left
Number of shares issued for subscription rights (shares)	18,900	94,500
Amount payable when exercising subscription rights (yen)	1 per share	1 per share
Period for exercising subscription rights	From 1st July, 2007 to 30th June, 2008	From 1st July, 2007 to 30th June, 2008
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	Issue price: 15,734 Amount paid into capital: 7,867	Issue price: 3,147 Amount paid into capital: 1,574
Conditions for exercising subscription rights	1. For exercising subscription rights, the holder (or his or her heir in the case of death) can exercise the subscription rights only as long as the holder is a director, executive officer, or in an equivalent position at NRI or its subsidiary, or only for a prescribed period of time after losing such position. 2. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.	Same as the left
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.	Same as the left
Items related to substitute payment	—	—
Items related to issuing subscription rights because of organizational restructuring	*	Same as the left

Notes: 1. All the figures in "Number of shares issued for subscription rights" and "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights" as of 31st May, 2007 are adjusted for the five-for-one split implemented on 1st April, 2007.

2. The issue price listed in "Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights" is the sum of the fair evaluation unit price and the amount payable when exercising subscription rights.

3. *In the event that the Company merges (limited to cases where the Company ceases to exist as a result of the merger), merges and spins-off, newly spins-off, or exchanges or transfers shares (hereinafter collectively referred to as "organizational restructuring"), the holders of subscription rights remaining immediately before the organizational restructuring takes effect (hereinafter referred to as "remaining subscription rights") shall be granted the subscription rights of the company which continues to exist after the merger, the new company which shall be established as a result of the merger, the company which shall succeed all or part of the rights and obligations for the subject business to which the company that merges and spins-off is entitled, the company which shall be established as a result of the new spin-off, the company which shall acquire the whole of the issued shares of the company that exchanges shares, or the company which shall be established as a result of share transfer (hereinafter collectively referred to as "Reorganized Company"), under the conditions stated hereafter.
In this event, the remaining subscription rights shall cease to exist and the Reorganized Company shall issue new subscription rights. However, the subscription rights shall be issued only if provisions for granting the subscription rights of the Reorganized Company according to the following conditions are included in the absorption merger agreement, new establishment merger agreement, merger and spin-off agreement, new spin-off agreement, share exchange agreement, or share transfer agreement.

<1> Number of subscription rights of the Reorganized Company to be issued
Identical number of subscription rights as the remaining subscription rights shall be issued.

<2> Class of shares of the Reorganized Company to be issued for subscription rights
Common stock of the Reorganized Company shall be issued.

<3> Number of shares of the Reorganized Company to be issued for subscription rights
The number of shares shall be determined in accordance with the provisions for the remaining subscription rights, after taking into consideration the conditions and other factors concerning the organizational restructuring.
<4> Amount of assets to be contributed for the exercise of subscription rights or its calculation method
The assets to be contributed for the exercise of subscription rights shall be in monetary terms, and the value shall be calculated by multiplying 1 yen (the amount payable per share when exercising the subscription rights) by the number of shares of the Reorganized Company to be issued for subscription rights in accordance with <3> above.
<5> Period for exercising subscription rights
The period for exercising subscription rights shall begin on either the first day of the period for exercising the remaining subscription rights (hereinafter referred to as "exercise period") or on the effective date of organizational restructuring, whichever is later, and shall continue to the final day of the exercise period.
<6> Matters concerning capital and capital reserve increase in the event of the issuance of shares upon the exercise of subscription rights
Such increases shall be determined in accordance with the provisions for the remaining subscription rights.
<7> Restriction on acquisition of subscription rights by transfer
Acquisition of subscription rights by transfer shall require approval by the Reorganized Company.
<8> Conditions for acquisition and exercise of subscription rights
Such conditions shall be determined in accordance with the provisions for the remaining subscription rights.
<9> Provisions concerning fractional shares (less than one share) when exercising subscription rights
Provisions for fractional shares shall be determined in accordance with the provisions for the remaining subscription rights.

Convertible Bonds with Subscription Rights

First Issuance of Convertible Bonds with Subscription Rights

	As of 31st March, 2007	As of 31st May, 2007
Number of subscription rights	50,000	50,000
Of the total number of subscription rights, number of subscription rights owned by the Company	—	—
Class of stock issued for subscription rights	Common stock	Same as the left
Number of shares issued for subscription rights (shares)	*1	Same as the left
Amount payable when exercising subscription rights (yen)	1,000,000 per subscription right	Same as the left
Period for exercising subscription rights	From 4th January, 2007 to 28th March, 2014	From 4th January, 2007 to 28th March, 2014
Issue price and amount paid into capital when shares are issued due to the exercise of subscription rights (yen)	*2	Same as the left
Conditions for exercising subscription rights	Subscription rights may not be exercised in part.	Same as the left
Items related to transfer of subscription rights	With respect to the bonds with subscription rights, either the subscription rights or the bonds may not be transferred alone.	Same as the left
Items related to substitute payment	Exercise of subscription rights shall be regarded as payment of bonds attached to such exercised subscription rights. The value of such bond shall be the same as the amount payable when exercising a subscription right (1,000,000 yen).	Same as the left
Items related to issuing the subscription rights because of organizational restructuring	*3	Same as the left
Outstanding balance of convertible bonds with subscription rights (million yen)	50,000	50,000

Notes: 1. *1: Number of shares to be issued for the exercise of subscription rights shall be calculated by dividing the total amount of the convertible bonds attached to the exercised subscription rights by the conversion price of 21,120 yen (the conversion price after adjustment for the five-for-one stock split as of 1st April, 2007 is 4,224 yen) (hereinafter referred to as "number of issued shares"). Any fractional shares (less than one share) resulting from such calculation shall be rounded down.
2. *2: The issue price shall be calculated by dividing the total amount of the convertible bonds attached to the exercised subscription rights by the number of issued shares.
The amount paid into capital shall be calculated by multiplying 0.5 to the amount of the maximum limit on capital increase calculated in accordance with Paragraph 1, Article 40 of the Corporate Calculation Regulations, and any fractions of less than one yen resulting from such calculation shall be rounded up to the nearest yen.

3. *3: In the event that the Company merges (limited to cases where the Company ceases to exist as a result of the merger), merges and spins-off, newly spins-off, or exchanges or transfers shares (hereinafter collectively referred to as "organizational restructuring") (limited to the cases that common stocks are to be issued to the shareholders of the Company), except when the convertible bonds with subscription rights are redeemed early, the holders of subscription rights remaining immediately before the organizational restructuring takes effect (hereinafter referred to as "remaining subscription rights") shall be granted the subscription rights (hereinafter referred to as "succeeded subscription rights") of the company which continues to exist after the merger, the new company which shall be established as a result of the merger, the company which shall succeed all or part of the rights and obligations of the subject business to which the company that merges and spins-off is entitled, the company which shall be established as a result of the new spin-off, the company which shall acquire the whole of the issued shares of the company which exchanges shares, or the company which shall be established as a result of share transfer (hereinafter referred to as "Reorganized Company"), under the conditions stated hereafter. In this event, the remaining subscription rights of the Company cease to exist on the effective date of the organizational restructuring. The Reorganized Company shall succeed the liabilities of the convertible bonds with subscription rights. The holders of the remaining subscription rights shall be considered as the holders of the succeeded subscription rights, and the provisions for the succeeded subscription rights shall apply to the remaining subscription rights attached to the convertible bonds with subscription rights. However, in the case that the Company merges and spins-off, or newly spins-off, the holders of the remaining subscription rights shall be considered as the holders of the succeeded subscription rights only if the merger and spin-off agreement or new spin-off agreement states that the Reorganized Company shall grant the succeeded subscription rights to the holders of the remaining subscription rights and that the Reorganized Company shall assume the liabilities of the bonds attached to the convertible bonds with subscription rights.
   <1> Number of succeeded subscription rights
   Identical number of subscription rights as the remaining subscription rights shall be granted.
   <2> Class of shares to be issued for the succeeded subscription rights
   Common stock of the Reorganized Company shall be issued.
   <3> Method for calculating the number of shares to be issued for the succeeded subscription rights
   Number of shares to be issued for the succeeded subscription rights shall be calculated by dividing the amount of succeeded bonds for the exercise of subscription rights by the conversion price as defined in <4> below. Any fractional shares (less than one share) resulting from such calculation shall be rounded down.
   <4> Conversion price of the succeeded subscription rights
   The conversion price of the succeeded subscription rights shall be determined so that the economic value to be obtained by exercising the succeeded subscription rights immediately after the effective date of the organizational restructuring shall be the same as the value obtained if a holder of the remaining subscription rights exercised his/her subscription rights immediately before the effective date of organizational restructuring. Furthermore, the conversion price of the succeeded subscription rights after the effective date of organizational restructuring shall be adjusted in accordance with the provisions for the remaining subscription rights.
   <5> Amount and items of assets to be contributed for the exercise of succeeded subscription rights
   Exercise of each succeeded subscription rights shall be regarded as payment of each succeeded bond. The value of such bond shall be the same as the payable amount of each bond with subscription rights.
   <6> Period for exercising succeeded subscription rights
   The period for exercising succeeded subscription rights shall begin on the effective date of organizational restructuring and shall continue to the final day of the exercise period for the remaining subscription rights.
   <7> Capital and capital reserve increase in the event of the issuance of shares upon the exercise of succeeded subscription rights
   Such increases shall be the same as defined in the provisions for the remaining subscription rights.
   <8> Other conditions for the exercise of succeeded subscription rights
   Each succeeded subscription right may not be exercised in part.
   <9> Reason for acquisition of succeeded subscription rights
   Reason for acquisition of succeeded subscription rights is not defined.

Stock Option Plan

1. First Issuance of Subscription Rights as Stock Options

Date of resolution	26th June, 2002
Category and number of grantees	NRI directors and executive officers: 29 Directors of NRI subsidiaries: 7
Class of stock issued for subscription rights	Described in "1. First Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	—

Note: The categories of grantees listed above are as of the date when the stock options are granted to such grantees, and the number of grantees is as of 31st May, 2007. (This Note shall be applicable to the following Second to Seventh Issuance of Subscription Rights as Stock Options.)

2. Second Issuance of Subscription Rights as Stock Options

Date of resolution	31st July, 2003
Category and number of grantees	NRI directors and executive officers: 5 Directors of NRI subsidiaries: 1
Class of stock issued for subscription rights	Described in "2. Second Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	—

3. Third Issuance of Subscription Rights as Stock Options

Date of resolution	23rd June, 2004
Category and number of grantees	NRI directors, executive officers and employees (equivalent to directors): 15 Directors of NRI subsidiaries: 4
Class of stock issued for subscription rights	Described in "3. Third Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	Described in "3. Third Issuance of Subscription Rights, Subscription Rights"

4. Fourth Issuance of Subscription Rights as Stock Options

Date of resolution	23rd June, 2005
Category and number of grantees	NRI directors, executive officers and employees : 32 Directors of NRI subsidiaries: 12
Class of stock issued for subscription rights	Described in "4. Fourth Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	Described in "4. Fourth Issuance of Subscription Rights, Subscription Rights"

5. Fifth Issuance of Subscription Rights as Stock Options

Date of resolution	23rd June, 2005
Category and number of grantees	NRI directors, executive officers and employees (equivalent to directors): 1 Directors of NRI subsidiaries: 1
Class of stock issued for subscription rights	Described in "5. Fifth Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	Described in "5. Fifth Issuance of Subscription Rights, Subscription Rights"

6. Sixth Issuance of Subscription Rights as Stock Options

Date of resolution	25th August, 2006
Category and number of grantees	NRI directors, executive officers and employees: 36 Directors of NRI subsidiaries: 6
Class of stock issued for subscription rights	Described in "6. Sixth Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	Described in "6. Sixth Issuance of Subscription Rights, Subscription Rights"

7. Seventh Issuance of Subscription Rights as Stock Options

Date of resolution	25th August, 2006
Category and number of grantees	NRI directors, executive officers and employees(equivalent to directors): 40 Directors of NRI subsidiaries: 6
Class of stock issued for subscription rights	Described in "7. Seventh Issuance of Subscription Rights, Subscription Rights"
Number of shares issued for subscription rights	Same as above
Amount payable when exercising subscription rights	Same as above
Period for exercising subscription rights	Same as above
Conditions for exercising subscription rights	Same as above
Items related to transfer of subscription rights	Same as above
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	Described in "7. Seventh Issuance of Subscription Rights, Subscription Rights"

8. Eighth Issuance of Subscription Rights as Stock Options

Date of resolution	22nd June, 2007
Category and number of grantees	NRI directors, executive officers and employees(equivalent to directors): 37 Directors of NRI subsidiaries: 6 *1
Class of stock issued for subscription rights	Common Stock
Number of shares issued for subscription rights (shares)	422,500 *1
Amount payable when exercising subscription rights (yen)	*2
Period for exercising subscription rights	From 1st July, 2010 to 30th June, 2014
Conditions for exercising subscription rights	1. For exercising subscription rights, the holder (or his or her heir in the case of death) can exercise the subscription rights only as long as the grantee is a director, executive officer, or in an equivalent position at NRI or its subsidiary, or only for a prescribed period of time after losing such a position. 2. The subscription rights may not be exercised until the closing price for NRI common stock in ordinary transactions at the TSE is at least 1.1 times of the exercise price (fractions of less than 100 yen shall be rounded up) for five consecutive business days (excluding those days when no closing price is quoted) after the allocation day of subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	*3

Notes: 1. *1: The allocation date of subscription rights is 10th July, 2007. The number of holders and number of shares issued for subscription rights listed above are those planned for allocation.

2. *2: The amount payable per share when exercising the subscription rights (hereinafter referred to as "exercise price") shall be either the average of the closing prices of common stocks of the Company in regular transactions on the TSE on each day of the month prior to the allocation day of the subscription rights (excluding those days when no closing price is quoted) multiplied by 1.05 (fractions of less than 1 yen shall be rounded up), or the closing price on the allocation day (on the date immediately preceding the allocation day, if no closing price is quoted on the allocation day), whichever is higher.

3. *3: In the event that the Company merges (limited to cases where the Company ceases to exist as a result of the merger), merges and spins-off, newly spins-off, or exchanges or transfers shares (hereinafter collectively referred to as "organizational restructuring"), the holders of subscription rights remaining immediately before the organizational restructuring takes effect (hereinafter referred to as "remaining subscription rights") shall be granted the subscription rights of the company which continues to exist after the merger, the new company which shall be established as a result of the merger, the company which shall succeed all or part of the rights and obligations of the subject business to which the company that merges and spins-off is entitled, the company which shall be established as a result of the new spin-off, the company which shall acquire the whole of the issued shares of the company which exchanges shares, or the company which shall be established as a result of share transfer (hereinafter collectively referred to as "Reorganized Company"), under the conditions stated hereafter. In this event, the remaining subscription rights shall cease to exist and the Reorganized Company shall issue new subscription rights. However, the subscription rights shall be granted only if provisions for issuing the subscription rights of the Reorganized Company according to the following conditions are included in the absorption merger agreement, new establishment merger agreement, merger and spin-off agreement, new spin-off agreement, share exchange agreement, or share transfer agreement.

<1> Number of subscription rights of the Reorganized Company to be issued

Identical number of subscription rights as the remaining subscription rights shall be issued.

<2> Class of shares of the Reorganized Company to be issued for subscription rights
Common stock of the Reorganized Company shall be issued.
<3> Number of shares of the Reorganized Company to be issued for subscription rights
The number of shares shall be determined in accordance with the provisions for the remaining subscription rights, after taking into consideration the conditions or other factors concerning the organizational restructuring.
<4> Amount of assets to be contributed for the exercise of subscription rights or its calculation method
The assets to be contributed for the exercise of subscription rights shall be in monetary terms, and its value shall be calculated by multiplying the amount determined in accordance with the exercise price of the remaining subscription rights after taking into consideration the conditions or other factors concerning the organizational restructuring by the number of shares of the Reorganized Company to be issued for subscription rights in accordance with <3> above.
<5> Period for exercising subscription rights
The period for exercising subscription rights shall begin on either the first day of the period for exercising the remaining subscription rights (hereinafter referred to as "exercise period") or on the effective date of organizational restructuring, whichever is later, and shall continue to the final day of the exercise period.
<6> Matters concerning capital and capital reserve increase in the event of the issuance of shares upon the exercise of subscription rights
Such increases shall be determined in accordance with the provisions for the remaining subscription rights.
<7> Restriction on acquisition of subscription rights by transfer
Acquisition of subscription rights by transfer shall require an approval by the Reorganized Company.
<8> Conditions for exercising subscription rights
Such conditions shall be determined in accordance with the provisions for the remaining subscription rights.
<9> Conditions for acquisition of subscription rights
Such conditions shall be determined in accordance with the provisions for the remaining subscription rights.
<10> Provisions concerning fractional shares (less than one share) when exercising subscription rights
Provisions for fractional shares shall be determined in accordance with the provisions for the remaining subscription rights.

9. Ninth Issuance of Subscription Rights as Stock Options

Date of resolution	22nd June, 2007
Category and number of grantees	NRI directors, executive officers and employees(equivalent to directors): 40 Directors of NRI subsidiaries: 6 *1
Class of stock issued for subscription rights	Common Stock
Number of shares issued for subscription rights (shares)	96,500 *1
Amount payable when exercising subscription rights (yen)	1 per share
Period for exercising subscription rights	From 1st July, 2008 to 30th June, 2009
Conditions for exercising subscription rights	1. For exercising subscription rights, the holder (or his or her heir in the case of death) can exercise the subscription rights only as long as the grantee is a director, executive officer, or in an equivalent position at NRI or its subsidiary, or only for a prescribed period of time after losing such a position. 2. In addition to the above, NRI may stipulate other conditions pertaining to the exercise of subscription rights at its Board of Directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.
Items related to substitute payment	—
Items related to issuing the subscription rights because of organizational restructuring	*2

Notes: 1. *1: The allocation date of subscription rights is 10th July, 2007. The number of holders and number of shares issued for subscription rights listed above are those planned for allocation.
2. *2: In the event that the Company merges (limited to cases where the Company ceases to exist as a result of the merger), merges and spins-off, newly spins-off, or exchanges or transfers shares (hereinafter collectively referred to as "organizational restructuring"), the holders of subscription rights remaining immediately before the organizational restructuring takes effect (hereinafter referred to as "remaining subscription rights") shall be granted the subscription rights of the company which continues to exist after the merger, the new company which shall be established as a result of the merger, the company which shall succeed all or part of the rights and obligations of the subject business to which the company that merges and spins-off is entitled, the company which shall be established as a result of the new spin-off, the company which shall acquire the whole of the issued shares of the company which exchanges shares, or the company which shall be established as a result of share transfer (hereinafter collectively referred to as "Reorganized Company"), under the conditions stated hereafter. In this event, the remaining subscription rights shall cease to exist and the Reorganized Company shall issue new subscription rights. However, the subscription rights shall be granted only if provisions for issuing the subscription rights of the Reorganized Company according to the following conditions are included in the absorption merger agreement, new establishment merger agreement, merger and spin-off agreement, new spin-off agreement, share exchange agreement, or share transfer agreement.
<1> Number of subscription rights of the Reorganized Company to be issued
Identical number of subscription rights as the remaining subscription rights shall be issued.
<2> Class of shares of the Reorganized Company to be issued for subscription rights
Common stock of the Reorganized Company shall be issued.
<3> Number of shares of the Reorganized Company to be issued for subscription rights
The number of shares shall be determined in accordance with the provisions for the remaining subscription rights, after taking into consideration the conditions or other factors concerning the organizational restructuring.
<4> Amount of assets to be contributed for the exercise of subscription rights or its calculation method
The assets to be contributed for the exercise of subscription rights shall be in monetary terms, and the value shall be calculated by multiplying 1 yen (the amount payable per share when exercising the subscription rights) by the number of shares of the Reorganized Company to be issued for subscription rights in accordance with <3> above.

Rights Plan

We don't have a rights plan.

Change in the Number of Issued Shares, Capital Stock and Capital Reserve

Date	Increase/decrease in total number of issued shares (thousands of shares)	Outstanding balance of number of issued shares (thousands of shares)	Increase/decrease in capital (millions of yen)	Outstanding balance of capital (millions of yen)	Increase/decrease in capital reserve (millions of yen)	Outstanding balance of capital reserve (millions of yen)
17th December, 2001 (Note 1)	2,000	45,000	8,500	18,600	12,400	14,800

Notes: 1. Public share offering (by book-building method)

Number of new shares issued	2,000,000 shares
Underwriting price	10,450 yen
Issue price	11,000 yen
Amount paid into capital	4,250 yen

2. Due to a five-for-one split of the Company's common stock as of 1st April, 2007, the total number of issued shares has increased by 180,000,000 shares to 225,000,000 shares.

Treasury Stock Acquisition

Conditions of common stock acquisition due to demand for purchasing fractional unit shares in accordance with Paragraph 6, Article 221 of the previous Commercial Law and conditions of common stock acquisition as stipulated in Paragraph 7, Article 155 of the Company Law are as follows:

Treasury stock acquisition by resolution taken at an ordinary general meeting of shareholders

There is none.

Treasury stock acquisition by resolution taken at a Board of Directors' meeting

There is none.

Acquisition of treasury stock not based on a resolution taken at an ordinary general meeting of shareholders or at a Board of Directors' meeting

Class	Number of shares	Total amount of shares (yen)
Treasury stock acquired in fiscal 2006	240	3,910,750
Treasury stock acquired in fiscal 2007	80	289,600

Note: The figure in "Treasury stock acquired in fiscal 2007" indicate the number and amount of shares acquired between 1st April, 2007 and 31st May, 2007.

Treasury stock owned and disposed by the Company

Class	Fiscal 2006		Fiscal 2007	
	Number of shares	Total amount of disposal price (yen)	Number of shares	Total amount of disposal price (yen)
Treasury stock acquired through tender offer	—	—	—	—
Disposal of treasury stock	—	—	—	—
Transfer of treasury stock acquired in the event of merger, share exchange, or company split	—	—	—	—
Others (exercise of stock option rights)	89,100	780,549,900	59,000	117,167,500
Total number of treasury stock owned	4,291,620	—	21,399,180	—

Notes: 1. The figures in "Others" and "Total number of treasury stock owned" for fiscal 2007 indicate the number and amount of shares acquired between 1st April, 2007 and 31st May, 2007.
2. The number of shares for fiscal 2007 increased due to five-for-one split of the Company's common stock implemented as of 1st April, 2007.

Voting rights

Issued shares

As of 31st March, 2007

Class	Number of shares		Number of voting rights	Remarks
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock, etc.)		—	—	—
Shares with restricted voting rights (Other stocks)		—	—	—
Shares with unrestricted voting rights (Treasury stock, etc.)	Common stock	4,291,600	—	—
Shares with unrestricted voting rights (Other stocks)	Common stock	40,702,400	407,020	—
Fractional unit shares	Common stock	6,000	—	—
Total number of shares issued		45,000,000	—	—
Total voting rights of shareholders		—	407,020	—

Note: Number of shares in "Shares with unrestricted voting rights (Other stocks)" includes 400 shares in the name of Japan Securities Depository Center, Inc. These shares are excluded from the number of voting rights.

Treasury Stocks

As of 31st March, 2007

Name of owner	Location of owner	Number of shares owned in owner's name	Number of shares owned in someone else's name	Number of total shares owned	Ratio of the treasury stock to the total number of issued shares (%)
Nomura Research Institute, Ltd.	1-6-5 Marunouchi, Chiyoda-ku, Tokyo	4,291,600	—	4,291,600	9.54
Total	—	4,291,600	—	4,291,600	9.54

Dividend Policy

Policy for distribution of profits

The Company considers the ongoing growth of our corporate value to be the most important return to its shareholders. Our basic policy for distribution of profits is to provide accurate and stable dividends while paying full consideration to the need for sufficient retained earnings for our long-term business development. Our actual decisions are based on the operating revenue and cash flow situation but we aim for a consolidated dividend payout ratio of 30 percent.

Retained earnings will be utilized as a source for business expansion, including facility investments for enhancing multiuser system services, expanding system management and operations services, cultivating new businesses and improving the productivity of system development, and investments in facilities, R&D and human resource development for the purpose of quality improvement. Retained earnings may also be utilized to purchase treasury stocks, as part of our expeditious capital management aimed to respond to the changes in the business environment.

With regard to the payment of dividends from retained earnings as stipulated in Paragraph 1, Article 459 of the Company Law, the articles of incorporation of the Company stipulates that such decision shall be made with a resolution of the Board of Directors instead of a resolution taken at an ordinary general meeting of shareholders, unless otherwise specified in laws and regulations.

Payment of dividends from retained earnings

The Company decided to pay cash dividends of 110 yen per share to shareholders on the record date of the end of fiscal 2006 (31st March, 2007). Combined with interim cash dividends paid in November 2006 (the record date of interim dividends was 30th September, 2006), the annual dividend payment was 180 yen per share, which was the consolidated dividend payout ratio of 27.1%. For the dividends from retained earnings in fiscal 2007, we are planning to make semiannual payments; interim and year-end cash dividends.

The payments of dividends from retained earnings made in fiscal 2006 to which the record dates belong are listed below.

Date of resolution by the Board of Directors	Total amount of dividends	Dividend per share	Record date
26th October, 2006	2,844 millions yen	70 yen	30th September, 2006
15th May, 2007	4,477 millions yen	110 yen	31th March, 2007

Accounting Auditor

Our accounting auditor is Ernst & Young ShinNihon (EYS). The following Certified Public Accountants plus 10 assistant accountants (four Certified Public Accountants and six Junior Accountants and others) are conducting audits of the accounts of the Company. EYS also carries out audits in accordance with the provision of Paragraph 2, Article 193 of the Securities and Exchange Law. EYS has voluntarily adopted the shift system of Partner Certified Public Accountants; the Partner Certified Public Accountant who is the chief accountant will be replaced after 5 years, and other Partner Certified Public Accountants after 7 years of auditing our accounts.

Name of accounting firm	Name of person in charge	Service years
Ernst & Young ShinNihon	Representative and Partner Certified Public Accountant, Koichi Hanabusa (chief accountant)	1 year
Ernst & Young ShinNihon	Representative and Partner Certified Public Accountant, Tomohiro Miyagawa	4 years
Ernst & Young ShinNihon	Representative and Partner Certified Public Accountant, Toshihiro Morishige	2 years

Limited liability agreement

The Company does not have an agreement with auditors to limit the liability for damage as stipulated in Paragraph 1, Article 423 of the Company Law.

Remuneration to the auditors in fiscal 2006

a. The total amount of cash and other assets that the NRI Group is obligated to pay to the auditors are as follows:

NRI	298 million yen
Subsidiaries	— million yen
Total	298 million yen

In addition, 37 million yen is to be paid to the affiliate auditing company of the Company's auditor.

b. Of the amount stated in a. above, the remuneration to the auditors in compensation for audit certification in accordance with Paragraph 1, Article 2 of the Certified Public Accountants Law is as follows:

NRI	43 million yen
Subsidiaries	— million yen
Total	43 million yen

Non-audit service by auditor

The Company hires Ernst & Young ShinNihon to conduct other non-audit services than the audits, as defined in Paragraph 1, Article 2 of the Certified Public Accountants Law, such as advice and instruction on preparation of financial statements in English, support for improvement of internal control concerning the financial reporting, and verification of condition of internal control subject to the Statement on Auditing Standards (SAS) No. 70 "Report on processing of transactions for service organizations" and the Committee of Auditing Standards Report No.18" Assessment of internal control for subcontracting business."

Nomura Research Institute, Ltd.

Consolidated Financial Statements

At 31st March, 2006 and 2007 and
for the years ended 31st March, 2005, 2006 and 2007

Index to Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheets of Nomura Research Institute, Ltd. and its consolidated subsidiaries as of 31st March, 2006 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended 31st March, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Research Institute, Ltd. and its consolidated subsidiaries at 31st March, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31st March, 2007 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Ernst & Young ShinNihon

22nd June, 2007

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	31st March,		31st March,
	2006	2007	2007
Assets			
Current assets:			
Cash and bank deposits *(Note 12)*	¥ 26,005	¥ 20,941	$ 177,331
Short-term investment securities *(Notes 3 and 12)*	44,439	112,536	952,968
Accounts receivable and other receivables *(Notes 5 and 18)*	56,898	68,703	581,785
Inventories	1,237	294	2,490
Deferred income taxes *(Note 10)*	7,656	8,409	71,208
Other current assets	1,604	1,775	15,031
Allowance for doubtful accounts	(60)	(74)	(627)
Total current assets	137,779	212,584	1,800,186
Property and equipment *(Note 6)*:			
Land	11,282	11,292	95,622
Buildings, net	15,878	18,069	153,010
Machinery and equipment, net	12,805	16,305	138,073
Construction in progress	–	3,813	32,289
Property and equipment, net	39,965	49,479	418,994
Software and other intangibles	20,421	19,652	166,415
Investment securities *(Notes 3 and 18)*	97,683	65,875	557,837
Investments in affiliates *(Note 3)*	3,822	2,873	24,329
Deferred income taxes *(Note 10)*	1,615	572	4,844
Long-term loans receivable	–	7,264	61,512
Other assets *(Notes 7 and 18)*	10,531	13,182	111,628
Allowance for doubtful accounts	(29)	(23)	(195)
Total assets	¥ 311,787	¥ 371,458	$ 3,145,550

	Millions of yen		Thousands of U.S. dollars (Note 2)
	31st March,		31st March,
	2006	2007	2007
Liabilities and Net Assets			
Current liabilities:			
Long-term debt due within one year *(Note 8)*	¥ 240	¥ –	$ –
Accounts payable	29,453	33,202	281,158
Accrued expenses	14,948	20,583	174,299
Income taxes payable	13,002	12,839	108,722
Other current liabilities	7,260	14,115	119,528
Total current liabilities	64,903	80,739	683,707
Convertible bonds *(Note 8)*	–	50,000	423,406
Allowance for employees' retirement benefits *(Note 9)*	23,315	23,352	197,748
Deferred income taxes *(Note 10)*	14,268	1,134	9,603
Commitments and contingent liabilities *(Note 19)*			
Net assets *(Notes 11 and 13)*:			
Shareholders' equity:			
Common stock:			
Authorised – 150,000,000 shares at 31st March, 2006 and 2007			
Issued – 45,000,000 shares at 31st March, 2006 and 2007	18,600	18,600	157,507
Additional paid-in capital	14,800	14,800	125,328
Retained earnings	186,670	206,990	1,752,816
Treasury stock, at cost:			
– 4,380,480 shares at 31st March, 2006 and 4,291,620 shares at 31st March, 2007	(48,133)	(47,157)	(399,331)
Total shareholders' equity	171,937	193,233	1,636,320
Valuation and translation adjustments:			
Unrealised gain on other securities *(Note 3)*	37,369	22,194	187,941
Translation adjustments	(5)	499	4,226
Total valuation and translation adjustments	37,364	22,693	192,167
Share subscription rights *(Note 11)*	–	307	2,599
Total net assets	209,301	216,233	1,831,086
Total liabilities and net assets	¥ 311,787	¥ 371,458	$ 3,145,550

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Millions of yen			Thousands of U.S. dollars (Note 2)
	Year ended 31st March,			Year ended 31st March,
	2005	2006	2007	2007
Sales *(Note 18)*	¥ 252,963	¥ 285,585	¥ 322,532	$ 2,731,239
Cost of sales *(Note 18)*	190,732	213,707	234,579	1,986,443
Gross profit	62,231	71,878	87,953	744,796
Selling, general and administrative expenses *(Notes 15, 16 and 18)*	32,072	35,409	44,056	373,071
Operating profit	30,159	36,469	43,897	371,725
Other income (expenses):				
Interest and dividend income *(Note 18)*	702	1,150	1,556	13,176
Equity in earnings of affiliates	227	563	511	4,327
Tender offer expense of treasury stock	–	(82)	–	–
Interest expense *(Note 8)*	(215)	(7)	(1)	(8)
Loss on property and equipment	(203)	(145)	–	–
Loss on impairment of software *(Note 17)*	(6,526)	–	–	–
Gain (loss) on investment securities *(Notes 3, 17 and 18)*	3,882	(572)	2,074	17,563
Gain on liquidation of a special purpose company *(Note 17)*	209	–	–	–
Bond issuance cost	–	–	(60)	(508)
Office integration and relocation expenses *(Note 17)*	(981)	–	(1,429)	(12,101)
Other, net	107	159	196	1,660
	(2,798)	1,066	2,847	24,109
Income before income taxes	27,361	37,535	46,744	395,834
Provision for income taxes *(Note 10)*:				
Current	15,646	19,368	22,148	187,552
Deferred	(4,588)	(4,351)	(2,423)	(20,518)
	11,058	15,017	19,725	167,034
Net income *(Note 13)*	¥ 16,303	¥ 22,518	¥ 27,019	$ 228,800

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Millions of yen

	Shareholders' equity					Valuation and translation adjustments				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Unrealised gain on other securities	Translation adjustments	Total valuation and translation adjustments	Share subscription rights	Total net assets
Balance at 31st March, 2004	¥ 18,600	¥ 14,800	¥ 156,710	¥ (4)	¥ 190,106	¥ 40,082	¥ (857)	¥ 39,225	¥ –	¥ 229,331
Purchases of treasury stock	–	–	–	(2)	(2)	–	–	–	–	(2)
Net income	–	–	16,303	–	16,303	–	–	–	–	16,303
Cash dividends paid	–	–	(2,700)	–	(2,700)	–	–	–	–	(2,700)
Bonuses to directors and statutory auditors	–	–	(295)	–	(295)	–	–	–	–	(295)
Net changes other than in shareholders' equity	–	–	–	–	–	(11,094)	224	(10,870)	–	(10,870)
Balance at 31st March, 2005	18,600	14,800	170,018	(6)	203,412	28,988	(633)	28,355	–	231,767
Purchases of treasury stock	–	–	–	(48,528)	(48,528)	–	–	–	–	(48,528)
Disposition of treasury stock	–	–	–	401	401	–	–	–	–	401
Net income	–	–	22,518	–	22,518	–	–	–	–	22,518
Cash dividends paid	–	–	(5,845)	–	(5,845)	–	–	–	–	(5,845)
Loss on disposition of treasury stock	–	–	(21)	–	(21)	–	–	–	–	(21)
Net changes other than in shareholders' equity	–	–	–	–	–	8,381	628	9,009	–	9,009
Balance at 31st March, 2006	18,600	14,800	186,670	(48,133)	171,937	37,369	(5)	37,364	–	209,301
Purchases of treasury stock	–	–	–	(4)	(4)	–	–			(4)
Disposition of treasury stock	–	–	–	980	980	–	–			980
Net income	–	–	27,019	–	27,019	–	–			27,019
Cash dividends paid	–	–	(6,501)	–	(6,501)	–	–			(6,501)
Loss on disposition of treasury stock	–	–	(198)	–	(198)	–	–			(198)
Net changes other than in shareholders' equity	–	–	–	–	–	(15,175)	504	(14,671)	307	(14,364)
Balance at 31st March, 2007	¥ 18,600	¥ 14,800	¥ 206,990	¥ (47,157)	¥ 193,233	¥ 22,194	¥ 499	¥ 22,693	¥ 307	¥ 216,233

Thousands of U.S. dollars (Note 2)

	Shareholders' equity					Valuation and translation adjustments				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Unrealised gain on other securities	Translation adjustments	Total valuation and translation adjustments	Share subscription rights	Total net assets
Balance at 31st March, 2006	$ 157,507	$ 125,328	$ 1,580,744	$ (407,596)	$ 1,455,983	$ 316,445	$ (42)	$ 316,403	$ –	$ 1,772,386
Purchases of treasury stock	–	–	–	(34)	(34)	–	–	–	–	(34)
Disposition of treasury stock	–	–	–	8,299	8,299	–	–	–	–	8,299
Net income	–	–	228,800	–	228,800	–	–	–	–	228,800
Cash dividends paid	–	–	(55,051)	–	(55,051)	–	–	–	–	(55,051)
Loss on disposition of treasury stock	–	–	(1,677)	–	(1,677)	–	–	–	–	(1,677)
Net changes other than in shareholders' equity	–	–	–	–	–	(128,504)	4,268	(124,236)	2,599	(121,637)
Balance at 31st March, 2007	$ 157,507	$ 125,328	$ 1,752,816	$ (399,331)	$ 1,636,320	$ 187,941	$ 4,226	$ 192,167	$ 2,599	$ 1,831,086

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Millions of yen			*Thousands of U.S. dollars (Note 2)*
	Year ended 31st March,			Year ended 31st March,
	2005	2006	2007	2007
Cash flows from operating activities				
Income before income taxes	¥ 27,361	¥ 37,535	¥ 46,744	$ 395,834
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortisation	18,403	16,574	19,796	167,635
Interest and dividend income	(702)	(1,150)	(1,556)	(13,176)
Interest expense	215	7	1	8
Loss on property and equipment	203	145	–	–
Loss on impairment of software	6,526	–	–	–
(Gain) loss on investment securities	(3,882)	572	(2,074)	(17,563)
Gain on liquidation of a special purpose company	(209)	–	–	–
Changes in operating assets and liabilities:				
Accounts receivable and other receivables, net of advance payments received	(4,880)	894	(11,826)	(100,144)
Allowance for doubtful accounts	18	(13)	8	68
Accounts payable	(364)	9,617	3,786	32,060
Inventories	(658)	(479)	936	7,926
Allowance for employees' retirement benefits and welfare pension plan	73	617	37	313
Other	1,608	1,747	4,378	37,074
Subtotal	43,712	66,066	60,230	510,035
Interest and dividends received	742	1,188	1,644	13,921
Interest paid	(215)	(7)	(1)	(8)
Income taxes paid	(16,669)	(18,371)	(22,289)	(188,746)
Net cash provided by operating activities	27,570	48,876	39,584	335,202
Cash flows from investing activities				
Payments for time deposits	(6,148)	(6,778)	(7,641)	(64,705)
Proceeds from time deposits	–	6,523	7,203	60,996
Increase in short-term investment securities	(25,984)	(18,265)	(30,951)	(262,097)
Proceeds from sales and redemption of short-term investment securities	–	31,214	33,910	287,154
Acquisition of property and equipment	(8,052)	(9,800)	(11,686)	(98,958)
Proceeds from sales of property and equipment	837	473	285	2,413
Increase arising from liquidation of a special purpose company	213	–	–	–
Increase in software and other intangibles	(9,327)	(8,212)	(12,435)	(105,301)
Proceeds from sales of software and other intangibles	113	60	11	93
Increase in investment securities	(39,889)	(11,976)	(343)	(2,905)
Proceeds from sales and redemption of investment securities	6,131	34,590	8,673	73,444
Proceeds from sales of investments in subsidiaries	–	–	322	2,727
Increase in investments in affiliates	–	(60)	–	–
Proceeds from sales of investments in affiliates	–	9	1,256	10,636
Increase in long-term loans receivable	–	–	(7,246)	(61,360)
Other	124	76	62	526
Net cash (used in) provided by investing activities	(81,982)	17,854	(18,580)	(157,337)
Cash flows from financing activities				
Proceeds from long-term debt	1,200	–	–	–
Repayment of long-term debt	(2,430)	(840)	(240)	(2,032)
Proceeds from issuance of convertible bonds	–	–	50,000	423,406
Proceeds from sales of treasury stock	–	380	782	6,622
Purchases of treasury stock	(2)	(48,528)	(4)	(34)
Cash dividends paid	(2,696)	(5,841)	(6,497)	(55,018)
Net cash provided by (used in) financing activities	(3,928)	(54,829)	44,041	372,944
Effect of exchange rate changes on cash and cash equivalents	206	174	56	474
Net increase (decrease) in cash and cash equivalents	(58,134)	12,075	65,101	551,283
Cash and cash equivalents at beginning of period	96,812	38,678	50,753	429,782
Cash and cash equivalents at end of period	¥ 38,678	¥ 50,753	¥ 115,854	$ 981,065

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Significant Accounting Policies

Description of Business

Nomura Research Institute, Ltd. (the "Company") is a leading provider in Japan of IT solutions services and consulting services. IT solutions services include the development, installation, operation and management of computer systems and networks, asset management analyses, and information services and sales of related products. Consulting services include conducting research on macroeconomic trends, providing management consulting advice, and rendering system consulting services and information services. Information on the Company's operations by segment is included in Note 21.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan.

Basis of Consolidation

The accompanying consolidated financial statements for the years ended 31st March, 2005, 2006 and 2007 include the accounts of the Company and significant companies which are controlled directly or indirectly by the Company. All subsidiaries, (19, 19 and 14 for the years ended 31st March, 2005, 2006 and 2007, respectively) have been consolidated. The major consolidated subsidiary is Nomura Research Institute America, Inc. Effective the year ended 31st March, 2007, NRI Data Service, Ltd., which had been a major wholly-owned consolidated subsidiary, has been excluded from the scope of consolidation resulting from its merger with the Company. On 1st October, 2006, the Company sold all its shares of common stock of NRI Garden Network, Ltd., which had been a wholly-owned consolidated subsidiary, and accordingly, it was excluded from the scope of consolidation. The results of its operations and cash flows through 1st October, 2006 have been consolidated into the Company.

All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Consolidation (continued)

The Company's investments in affiliated companies over which it has the ability to exercise significant influence are accounted for by the equity method and accordingly, the Company's share of those affiliates' income is included in consolidated income.

Investments in two affiliated companies are accounted for by the equity method for the year ended 31st March, 2007, one of which is Nomura Funds Research & Technologies Co., Ltd., and the other is Nihon Clearing Services Co., Ltd. Nomura Funds Research & Technologies Co., Ltd., which had been a major affiliated company, was excluded from the scope of the equity method as a result of a sale of all its shares during the year ended 31st March, 2007. The results of its operations through 1st October, 2006 have been included in the accompanying consolidated statement of income for the year ended 31st March, 2007.

Cash Equivalents

Cash equivalents, as presented in the statements of cash flows, are defined as low-risk, highly liquid, short-term investments maturing within three months from their acquisition dates which are readily convertible into cash.

Investment Securities

The Company holds investment securities in its major shareholder, Nomura Holdings, Inc. Nomura Holdings, Inc. is included in "Investments in affiliates."

The Company and its consolidated subsidiaries determine the appropriate classification of investment securities as either trading, held-to-maturity or other securities based on their holding objectives. Other securities include marketable securities and non-marketable securities.

Securities held for trading purposes are stated at market value and the cost of securities sold is determined by the moving average method.

Held-to-maturity debt securities are carried at amortised cost.

Marketable securities classified as other securities are stated at market value as of the balance sheet date and the cost of securities sold is determined by the moving average method. Unrealised gain or loss on marketable securities classified as other securities is included as a component of net assets, net of the applicable taxes. If the fair value of marketable securities classified as other securities declines significantly, such securities are written down to fair value thus establishing a new cost basis, and the amount of each write-down is charged to income as an impairment loss unless the fair value is deemed to be recoverable. The Company has established a policy for the recognition of impairment loss under the following conditions:

i) All securities whose fair value has declined by more than 50%, and

ii) Securities whose fair value has declined by more than 30% but less than 50% and for which a recovery to fair value is not deemed probable.

1. Significant Accounting Policies (continued)

Investment Securities (continued)

Non-marketable securities classified as other securities are stated at cost and the cost of securities sold is determined by the moving average method.

Derivative Financial Instruments

Derivative financial instruments are generally required to be stated at fair value. Interest-rate swaps meet the criteria for special hedge accounting under which interest on the swap agreements is accrued as incurred. Hedge accounting is utilised, although no evaluation of the effectiveness of the interest-rate swaps which meet the above condition is undertaken, as permitted by the accounting standard for financial instruments.

Inventories

Inventories are stated at cost determined based on the identified cost method.

Depreciation of Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated principally by the declining-balance method over the useful lives of the related assets. The Company and its domestic consolidated subsidiaries have individually estimated the useful lives of a portion of their machinery and equipment by determining when the machinery and equipment can be judged to be significantly obsolete because of advancements in technology. Buildings (excluding structures attached to the buildings) acquired on or after 1st April, 1998 by the Company and its domestic consolidated subsidiaries are depreciated by the straight-line method over their respective estimated useful lives.

Amortisation of Software and Other Intangibles

Development costs of computer software to be sold are amortised based on the estimated volume of sales or the estimated sales revenue with the minimum amortisation amount calculated based on a useful life of three years. Software intended for use by the Company for the purpose of rendering customer services is being amortised over a useful life of up to five years.

Intangible assets other than computer software to be sold and software intended for internal use are amortised by the straight-line method over their estimated useful lives.

Allowance for Doubtful Accounts

The allowance for doubtful accounts has been provided based on the Company's and its consolidated subsidiaries' historical experience with respect to write-offs and an estimate of the amount of specific uncollectible accounts.

Retirement and Severance Benefits for Employees

The allowance for employees' retirement benefits has been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employees' pension plan assets. The retirement benefit obligation at transition was fully expensed upon transition. Actuarial gain or loss is amortised by the straight-line method over a defined period not exceeding the average remaining period of employment (15 years) and is recognised as a pension cost.

Accrual for Retirement Benefits for Directors and Statutory Auditors

Until the year ended 31st March, 2005, the Company and its domestic consolidated subsidiaries provided an accrual for retirement benefits for directors and statutory auditors at the amount which would have been required to be paid if all directors and statutory auditors resigned as of the balance sheet date in accordance with the Company's or its domestic consolidated subsidiaries' internal regulations.

Effective the year ended 31st March, 2006, the Company has not provided such accrual for retirement benefits for directors and statutory auditors in accordance with the discontinuation of the retirement benefit program for these officers.

Leases

Where finance leases do not transfer ownership of the leased property to the lessee, the leased property is not capitalised and the related rental and lease expenses are charged to income as incurred.

Revenue Recognition

In principle, revenues arising from research, consulting projects and system development projects are recognised by the percentage-of-completion method and revenues from other projects are recognised when the related services have been rendered.

Research and Development Expenses

Research and development expenses are charged to selling, general and administrative expenses as incurred.

Bond Issuance Costs

Bond issuance costs are expensed upon payment.

Appropriation of Capital Surplus and Retained Earnings

Under the Corporation Law of Japan, the appropriation of capital surplus and retained earnings with respect to a given period is made by resolution of the shareholders at a general meeting or by resolution of the Board of Directors. Appropriations from capital surplus and retained earnings are reflected in the financial statements in the period in which such resolutions are approved.

1. Significant Accounting Policies (continued)

New Accounting Standards

(a) Effective the year ended 31st March, 2007, the Company has adopted a new accounting standard entitled "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Guidance No. 8). The amount corresponding to total shareholders' equity under the previous method of presentation amounted to ¥215,926 ($1,828,487 thousand) million at 31st March, 2007. In this connection, the financial statements as of and for the years ended 31st March, 2005 and 2006 have been restated to conform to the presentation of the financial statements as of and for the year ended 31st March, 2007.

(b) Effective the year ended 31st March, 2007, the Company has adopted a new accounting standard entitled "Accounting Standard for Share-based Payments" (Accounting Standards Board of Japan Statement No. 8) and "Guidance on Accounting Standard for Share-based Payments" (Accounting Standards Board of Japan Guidance No. 11). As a result, operating profit and income before income taxes decreased by ¥307 million for the year ended 31st March, 2007 from the amounts which would have been recorded under the previous method.

(c) Effective the year ended 31st March, 2007, the Company has adopted a new accounting standard entitled "Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Statement No. 7) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Guidance No. 10).

2. U.S. Dollar Amounts

The Company maintains its books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into dollars at ¥118.09 = U.S.$1.00, the rate of exchange prevailing on 31st March, 2007. The U.S. dollar amounts are included solely for the convenience of the reader and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

3. Investments

The Company did not hold any trading securities or held-to-maturity securities with determinable market value at 31st March, 2006 and 2007.

The following is a summary of market value information concerning other securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2006 and 2007:

a) Marketable securities classified as other securities

	Millions of yen					
	Acquisition cost		Carrying amount		Unrealised gain (loss)	
	31st March,		31st March,		31st March,	
	2006	2007	2006	2007	2006	2007
Equity securities	¥ 14,137	¥ 14,118	¥ 77,086	¥ 51,141	¥ 62,949	¥ 37,023
Debt securities:						
Government debt securities	–	17,982	–	17,982	–	–
Corporate debt securities	12,207	4,000	12,191	4,000	(16)	–
Other	1,712	–	1,711	–	(1)	–
	13,919	21,982	13,902	21,982	(17)	–
Other	2,995	1,343	2,978	1,646	(17)	303
Total	¥ 31,051	¥ 37,443	¥ 93,966	¥ 74,769	¥ 62,915	¥ 37,326

	Thousands of U.S. dollars		
	Acquisition Cost	Carrying amount	Unrealised gain (loss)
	31st March, 2007		
Equity securities	$ 119,553	$ 433,068	$ 313,515
Debt securities:			
Government debt securities	152,274	152,274	–
Corporate debt securities	33,872	33,872	–
Other	–	–	–
	186,146	186,146	–
Other	11,373	13,939	2,566
Total	$ 317,072	$ 633,153	$ 316,081

Investment partnerships, which are evaluated at market value derived from its components, were included in other.

Proceeds from sales of marketable securities classified as other securities for the years ended 31st March, 2005, 2006 and 2007 were as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2005	2006	2007	2007
Proceeds	¥ 6,032	¥ 40,013	¥ 2,110	$ 17,868
Gross gain	5,524	724	2,081	17,622
Gross loss	(86)	(98)	–	–

3. Investments (continued)

a) Marketable securities classified as other securities (continued)

There were no losses on devaluation of marketable securities classified as other securities as a result of a permanent decline for the years ended 31st March, 2005, 2006 and 2007.

b) Non-marketable securities classified as other securities

	Millions of yen 31st March, 2006	Millions of yen 31st March, 2007	Thousands of U.S. dollars 31st March, 2007
Other securities:			
Equity securities	¥ 15,256	¥ 15,543	$ 131,620
Money management funds	6,553	6,565	55,593
Free financial funds	15,000	37,025	313,532
Cash reserve funds	–	8,002	67,762
Commercial paper	13,973	38,961	329,926

Investments in affiliates which are included in equity securities include investments in net assets of affiliated companies accounted for under the equity method totaling ¥1,196 million and ¥418 million ($3,540 thousand) at 31st March, 2006 and 2007, respectively.

c) Maturities of debt securities

Maturities of debt securities classified as other securities at 31st March, 2006 and 2007 are summarised as follows:

Millions of yen, 31st March, 2006

	Debt securities: Government debt securities	Debt securities: Corporate debt securities	Debt securities: Other	Other
Due within one year	¥ –	¥ 12,200	¥ 15,685	¥ 1,000

Millions of yen, 31st March, 2007

	Debt securities: Government debt securities	Debt securities: Corporate debt securities	Debt securities: Other	Other
Due within one year	¥ 18,000	¥ 4,000	¥ 39,000	¥ –

Thousands of U.S. dollars, 31st March, 2007

	Debt securities: Government debt securities	Debt securities: Corporate debt securities	Debt securities: Other	Other
Due within one year	$ 152,426	$ 33,872	$ 330,257	$ –

4. Derivatives

The Company and certain of its consolidated subsidiaries enter into interest-rate swap agreements in order to manage certain risk arising from adverse fluctuation in the interest rates on their bank loans. Interest-rate swaps are used to hedge significant risk arising from fluctuation in interest rates. No derivative transactions for trading purposes are permitted under the Company's internal regulations. Although the Company and certain of its subsidiaries are exposed to credit risk in the event of nonperformance by the counterparties, such risk is minimised by selecting counterparties with high credit ratings. Transactions are centrally controlled at the Company, and internal approval is necessary for entering into derivative transactions in accordance with internal approval policies.

All derivatives held by a consolidated subsidiary for the year ended 31st March, 2005 were for hedging purposes. The Company had no open derivatives positions at 31st March, 2006 and 2007. Because all derivatives positions were closed at 31st March, 2005, the related information on their respective market value has not been presented.

5. Accounts Receivable and Other Receivables

For projects which have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue to be earned from each project has been included in accounts receivable and other receivables in the amounts of ¥12,271 million and ¥17,148 million ($145,211 thousand) at 31st March, 2006 and 2007, respectively.

6. Property and Equipment

Property and equipment are summarised as follows:

	Years	*Millions of yen*		*Thousands of U.S. dollars*
	Useful life	31st March, 2006	31st March, 2007	31st March, 2007
Land		¥ 11,282	¥ 11,292	$ 95,622
Buildings	15 – 50	38,972	42,471	359,649
Machinery and equipment	3 – 15	41,256	45,194	382,708
Construction in progress		–	3,813	32,289
Accumulated depreciation		(51,545)	(53,291)	(451,274)
Property and equipment, net		¥ 39,965	¥ 49,479	$ 418,994

7. Other Assets

Other assets consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2006	2007	2007
Lease deposits	¥ 9,112	¥ 10,195	$ 86,332
Other	1,419	2,987	25,296
Other assets	¥ 10,531	¥ 13,182	$ 111,628

Other includes golf club memberships.

8. Long-Term Debt

At 31st March, 2006 and 2007, no short-term bank borrowings were outstanding.

Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2006	2007	2007
Loans principally from banks	¥ 240	¥ –	$ –
Convertible bonds	–	50,000	423,406
Less current portion	240	–	–
Long-term debt	¥ –	¥ 50,000	$ 423,406

The weighted-average interest rate on long-term debt due within one year was 0.7% at 31st March, 2006. Convertible bonds bare no interest rate.

9. Retirement and Severance Benefits

Employees of the Company and its domestic consolidated subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or annuity payments determined by reference to their current basic rate of pay, length of service and the conditions under which termination occurs.

The Company established an employee retirement benefit trust as of 28th March, 2003 by contributing certain marketable securities to it.

The Company and certain of its consolidated subsidiaries have also adopted a defined contribution pension plan.

The following table sets forth the funded and accrued status of the retirement and severance benefit plans, and the amounts recognised in the consolidated balance sheets at 31st March, 2006 and 2007 for the Company's and its consolidated subsidiaries' defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2006	2007	2007
Retirement benefit obligation	¥ (65,274)	¥ (74,048)	$ (627,047)
Plan assets at fair value	54,536	57,590	487,679
Unfunded retirement benefit obligation	(10,738)	(16,458)	(139,368)
Unrecognised actuarial gain	(12,577)	(6,894)	(58,380)
Unfunded retirement benefit obligation recognised on the balance sheets	¥ (23,315)	¥ (23,352)	$ (197,748)

Plan assets at fair value include the employee retirement benefit trust of ¥11,949 million and ¥10,794 million ($91,405 thousand) at 31st March, 2006 and 2007, respectively.

The components of retirement benefit expenses for the years ended 31st March, 2005, 2006 and 2007 are outlined as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2005	2006	2007	2007
Service cost	¥ 4,092	¥ 4,122	¥ 4,138	$ 35,041
Interest cost	1,027	1,090	1,199	10,153
Expected return on plan assets	(429)	(492)	(639)	(5,411)
Recognised actuarial gain	(538)	(269)	(892)	(7,554)
Subtotal	4,152	4,451	3,806	32,229
Other	288	297	315	2,668
Total	¥ 4,440	¥ 4,748	¥ 4,121	$ 34,897

Contributions to the defined contribution pension plan are included in "Other" in the table presented above.

The assumptions used in accounting for the above plans are summarised as follows:

	31st March,		
	2005	2006	2007
Discount rates at the end of the year	1.8%	1.9%	2.1%
Expected rate of return on plan assets	1.5%	1.5%	1.5%

10. Income Taxes

The significant components of deferred income tax assets and liabilities were as follows:

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2006	2007	2007
Deferred income tax assets:			
Employees' retirement benefits	¥ 11,616	¥ 11,639	$ 98,560
Depreciation	4,798	5,944	50,334
Accrued bonuses	3,805	4,943	41,858
Other	5,033	4,440	37,599
	25,252	26,966	228,351
Deferred income tax liabilities:			
Unrealised gain on other securities	(25,542)	(15,122)	(128,055)
Special tax-purpose reserve	(4,617)	(3,109)	(26,327)
Undistributed earnings of foreign subsidiaries		(885)	(7,494)
Other	(90)	(3)	(26)
	(30,249)	(19,119)	(161,902)
Deferred income tax assets (liabilities), net	¥ (4,997)	¥ 7,847	$ 66,449

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 40.6 per cent for the years ended 31st March, 2005, 2006 and 2007.

The effective tax rates reflected in the accompanying consolidated statements of income differ from the statutory tax rate primarily as a result of the effect of permanent nondeductible expenses; however, such differences were not material for the years ended 31st March, 2005, 2006 and 2007.

11. Net Assets

The Corporation Law of Japan provides that an amount equal to at least 10% of the amount to be disbursed as distributions of capital surplus and retained earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of the common stock account. The legal reserve and the additional paid-in capital account are available for appropriation by resolution of the shareholders. In accordance with the Corporation Law, the Company provides a legal reserve which is included in retained earnings. This reserve amounted to ¥570 million and ¥570 million ($4,827 thousand) at 31st March, 2006 and 2007, respectively.

11. Net Assets (continued)

The total number and periodic changes in the number of shares in issue and the total number and periodic changes in the number of shares of treasury are summarised as follows:

	31st March, 2007	
	Shares in issue	Treasury stock
Number of shares at beginning of year	45,000,000	4,380,480
Increase in number of shares	–	240
Decrease in number of shares	–	89,100
Number of shares at 31st March, 2007	45,000,000	4,291,620

Share subscription rights recorded in the consolidated balance sheet at 31st March, 2007 relate to the Company's stock option plan described in Note 20.

Unrealised gain on other securities was not available for the payment of cash dividends.

The following cash dividends to shareholders of common stock were approved at a meeting of the Company's shareholders held on 23rd June, 2006 and a meeting of the Board of Directors held on 26th October, 2006, and were paid to shareholders of record as of 31st March, 2006 and 30th September, 2006, respectively, during the year ended 31st March, 2007:

	Millions of yen	*Thousands of U.S. dollars*
Cash dividends approved on 23rd June, 2006 (¥90.00 = U.S.$0.76 per share)	¥ 3,656	$ 30,959
Cash dividends approved on 26th October, 2006 (¥70.00 = U.S.$0.59 per share)	2,845	24,092

12. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the consolidated balance sheets at 31st March, 2006 and 2007 and cash and cash equivalents in the corresponding statements of cash flows is as follows:

	Millions of yen				Thousands of U.S. dollars	
	31st March,				31st March,	
	2006		2007		2007	
Cash and bank deposits	¥	26,005	¥	20,941	$	177,331
Short-term investment securities maturing within three months from acquisition date		44,439		112,536		952,968
Time deposits with maturities of more than three months when deposited		(6,778)		(7,641)		(64,705)
Bonds and other investments maturing in more than three months from acquisition date		(12,913)		(9,982)		(84,529)
Cash and cash equivalents	¥	50,753	¥	115,854	$	981,065

There were no significant non-cash transactions for the years ended 31st March, 2005, 2006 and 2007.

NRI Garden Network, Ltd. was excluded from the scope of consolidation as a result of the sale of all its shares of common stock during the year ended 31st March, 2007. Components of assets and liabilities of NRI Garden Network, Ltd., the amount of the sale, and the proceeds from the sale are summarised as follows:

	Millions of yen		Thousands of U.S. dollars	
	31st March, 2007		31st March, 2007	
Current assets	¥	579	$	4,903
Noncurrent assets		266		2,252
Current liabilities		(199)		(1,685)
Amount of the sale		646		5,470
Cash and cash equivalents of the subsidiary		(323)		(2,735)
Proceeds from the sale of the subsidiary	¥	323	$	2,735

There were no such transactions for the years ended 31st March, 2005 and 2006.

13. Per Share Data

Per share data is summarised as follows:

	Yen		
	31st March,		
	2005	2006	2007
Earnings per share	¥ 362.30	¥ 519.72	¥ 664.77
Diluted earnings per share	362.29	519.31	663.50

	Yen	
	31st March,	
	2006	2007
Net assets per share	¥ 5,152.73	¥ 5,304.20

	U.S. dollars
	31st March, 2007
Earnings per share	$ 5.63
Diluted earnings per share	5.62
Net assets per share	44.92

The computation of earnings and net assets per share is based on the weighted-average number of shares of common stock outstanding during each year and the number of shares of common stock outstanding at each balance sheet date, respectively.

The computation of earnings per share and diluted earnings per share for the years ended 31st March, 2005, 2006 and 2007 is as follows:

	Millions of Yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2005	2006	2007	2007
Numerator:				
Earnings	¥ 16,303	¥ 22,518	¥ 27,019	$ 228,800
Earnings not available to common stockholders	–	–	–	–
Earnings available to common stockholders	¥ 16,303	¥ 22,518	¥ 27,019	$ 228,800
Denominator:				
(Weighted-average number of shares of common stock):				
Denominator for earnings per share	44,999,553	43,327,189	40,644,174	40,644,174
Potentially dilutive shares of common stock	1,457	34,124	78,101	78,101
Denominator for diluted earnings per share	45,001,010	43,361,313	40,722,275	40,722,275

13. Per Share Data (continued)

The following potentially issuable shares of common stock would have an antidilutive effect and thus have not been included in the diluted earnings per share calculation for the years ended 31st March, 2005, 2006 and 2007:

	Yen			*U.S. dollars*
	31st March,			31st March,
	2005	2006	2007	2007
a) Share subscription rights to 805 units issued on 27th June, 2002:				
Number of shares reserved for new shares issuable upon exercise of share subscription rights	80,500	68,000	65,000	65,000
Exercise price per share	¥ 17,913	¥ 17,913	¥ 17,913	$ 151.69
Average share price for the exercise period	¥ 10,268.33	¥ 12,108.25	¥ 15,905.61	$ 134.69
b) Share subscription rights to 845 units issued on 24th June, 2004:				
Number of shares reserved for new shares issuable upon exercise of share subscription rights	84,500	–	–	–
Exercise price per share	¥ 11,418	–	–	–
Average share price for the exercise period	¥ 9,924.71	–	–	–
c) Convertible bonds issued on 1st December, 2006:				
Number of shares reserved for new shares issuable upon conversion of convertible bonds	–	–	2,367,424	2,367,424
Conversion price	–	–	¥ 21,120	$ 178.85
Average share price for the conversion period	–	–	¥ 17,662.25	$ 149.57

The computation of net assets per share at 31st March, 2006 and 2007 is summarised as follows:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2006	2007	2007
Numerator:			
Net assets	¥ 209,301	¥ 216,233	$ 1,831,086
Less subscription rights to shares	–	(307)	(2,599)
Net assets related to shares of common stock	¥ 209,301	¥ 215,926	$ 1,828,487
Denominator:			
Number of shares of common stock outstanding	40,619,520	40,708,380	40,708,380

14. Leases

1) As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of 31st March, 2006 and 2007 which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Millions of yen					
	Acquisition costs		Accumulated depreciation		Net book value	
	31st March,		31st March,		31st March,	
	2006	2007	2006	2007	2006	2007
Machinery and equipment	¥ 6,001	¥ 4,743	¥ 3,672	¥ 3,318	¥ 2,329	¥ 1,425
Software	157	42	103	25	54	17
Total	¥ 6,158	¥ 4,785	¥ 3,775	¥ 3,343	¥ 2,383	¥ 1,442

	Thousands of U.S. dollars		
	Acquisition costs	Accumulated Depreciation	Net book value
		31st March, 2007	
Machinery and equipment	$ 40,164	$ 28,097	$ 12,067
Software	356	212	144
Total	$ 40,520	$ 28,309	$ 12,211

Lease payments, depreciation and interest expense for these finance leases for the years ended 31st March, 2005, 2006 and 2007 are summarised as follows:

	Millions of yen			Thousands of U.S. dollars
	31st March,			31st March,
	2005	2006	2007	2007
Lease payments	¥ 2,659	¥ 1,903	¥ 1,235	$ 10,458
Depreciation	2,554	1,827	1,181	10,001
Interest expense	77	49	36	305

Future minimum lease payments for finance leases accounted for as operating leases and noncancelable operating leases subsequent to 31st March, 2006 and 2007 are summarised as follows:

	Millions of yen				Thousands of U.S. dollars	
	Finance leases		Operating leases		Finance leases	Operating leases
	31st March,		31st March,		31st March,	
	2006	2007	2006	2007	2007	
Future minimum lease payments due:						
Within one year	¥ 1,610	¥ 1,339	¥ 177	¥ 251	$ 11,339	$ 2,125
Thereafter	2,297	1,558	369	458	13,193	3,878
Total	¥ 3,907	¥ 2,897	¥ 546	¥ 709	$ 24,532	$ 6,003

14. Leases (continued)

2) As lessor

There were no finance lease transactions for the years ended 31st March, 2005, 2006 and 2007.

Future minimum lease income from subleases accounted for as finance leases and operating leases subsequent to 31st March, 2006 and 2007 is summarised as follows:

	Millions of yen				*Thousands of U.S. dollars*	
	Subleases*		Operating leases		Subleases*	Operating leases
	31st March,		31st March,		31st March,	
	2006	2007	2006	2007	2007	
Future minimum lease income due:						
Within one year	¥ 946	¥ 1,130	¥ 142	¥ 88	$ 9,569	$ 745
Thereafter	2,077	2,034	145	58	17,224	491
Total	¥ 3,023	¥ 3,164	¥ 287	¥ 146	$ 26,793	$ 1,236

* The corresponding amounts of sublease income have been included in lessees' future minimum lease payments.

15. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses for the years ended 31st March, 2005, 2006 and 2007 are summarised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2005	2006	2007	2007
Personnel expenses	¥ 17,722	¥ 18,594	¥ 21,778	$ 184,419
Rent	3,370	3,259	3,582	30,333
Subcontractor costs	3,254	4,600	5,882	49,809
Other	7,726	8,956	12,814	108,510
Total	¥ 32,072	¥ 35,409	¥ 44,056	$ 373,071

16. Research and Development Costs

Research and development costs included in selling, general and administrative expenses for the years ended 31st March, 2005, 2006 and 2007 are summarised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2005	2006	2007	2007
Research and development costs	¥ 1,647	¥ 2,502	¥ 2,865	$ 24,261

17. Other Income (Expenses)

1) Loss on impairment of software

Loss on impairment of software for the year ended 31st March, 2005 was recognised as a result of the revaluation of software costs due to drastic changes in the clients business environment.

2) Gain (loss) on investment securities

Gain on investment securities for the year ended 31st March, 2005 consisted of gain on investment securities of ¥5,524 million and loss on investment securities of ¥1,642 million. Gain on investment securities consisted principally of gain on the sale of shares of NIWS Co. HQ, Ltd. Loss on investment securities consisted principally of loss on the devaluation of shares of Saitama Development Co., Ltd. and Japan Investor Solutions & Technologies Co., Ltd. as a result of their decline in value which was deemed permanent.

Loss on investment securities for the year ended 31st March, 2006 consisted of gain on investment securities of ¥724 million and loss on investment securities of ¥1,296 million. Gain on investment securities consisted principally of gain on the sale of shares of Monex Beans Holdings, Inc. Loss on investment securities consisted principally of loss on the devaluation of shares of IY Card Service Co., Ltd., BELL NET CORPORATION and 7dream.com as a result of their decline in value which was deemed permanent and loss on the sale of an investment in OmniTrust Security Systems, Inc.

Gain on investment securities for the year ended 31st March, 2007 consisted of gain on investment securities of ¥2,081 million ($17,622 thousand) and loss on investment securities of ¥7 million ($59 thousand). Gain on investment securities consisted principally of gain on the sale of shares of NIWS Co. HQ, Ltd. Loss on investment securities consisted principally of loss on the devaluation of shares of Nippon BS Broadcasting Corporation as a result of their decline in value which was deemed permanent.

3) Gain on liquidation of a special purpose company

Gain on liquidation of a special purpose company for the year ended 31st March, 2005 was a gain on the liquidation of South Plaza Co., Ltd.

4) Office integration and relocation expenses

Office relocation expenses for the year ended 31st March, 2005 arose from the relocation of the head office of the Company and certain of its consolidated subsidiaries.

Office integration and relocation expenses for the year ended 31st March, 2007 arose primarily from the integration of certain offices and the relocation to Kiba Center.

18. Related Party Transactions

Related party transactions for the years ended 31st March, 2005, 2006 and 2007 and the respective balances at 31st March, 2006 and 2007 were as follows:

1) Transactions

Related party	Nature of transaction	Millions of yen 31st March, 2005	2006	2007	Thousands of U.S. dollars 31st March, 2007
a) Major shareholder:					
Nomura Holdings, Inc.	Sales	¥ 36,284	¥ 42,380	¥ 88,508	$ 749,496
b) Major shareholder's subsidiaries:					
Nomura Securities Co., Ltd.	Sales	16,495	28,337	–	–
	Sales of investment securities	5,605	–	2,101	17,792
	Gain on above sales	5,511	–	2,074	17,563
	Payment for tender offer expenses of treasury stock	–	80	–	–
	Receipt of payment for convertible bonds	–	–	50,000	423,406
	Underwriting commission of convertible bonds	–	–	1,250	10,585
Nomura Facilities, Inc.	Purchases of treasury stock	–	44,000	–	–
c) Directors and principal private shareholders, etc:					
Ken Ohno (Director of the Company)	Grant of stock options *1	–	–	13	110

*1 These stock options were granted to Mr. Ken Ohno for his position as a director of a subsidiary, and evaluated based on the fair value of the stock options.

2) Balances

Related party	Nature of transaction	Millions of yen 31st March, 2006	2007	Thousands of U.S. dollars 31st March, 2007
a) Major shareholder:				
Nomura Holdings, Inc.	Accounts receivable and other receivables	¥ 6,841	¥ 10,100	$ 85,528
b) Major shareholder's subsidiaries:				
Nomura Securities Co., Ltd.	Accounts receivable and other receivables	3,177	–	–
c) Directors and principal private shareholders, etc:				
Ken Ohno (Director of the Company)	Grant of stock options *1	–	6	51

*1 These stock options were granted to Mr. Ken Ohno for his position as a director of a subsidiary, and evaluated based on the fair value of the stock options.

19. Contingent Liabilities

There were no material contingent liabilities at 31st March, 2006 and 2007.

20. Stock Option Plans

The Company issued the following share subscription rights for the purchase of new shares of common stock in accordance with the former Commercial Code of Japan or the Corporation Law of Japan.

Effective the year ended 31st March, 2007, the Company has issued subscription rights for the purchase of new shares of common stock in accordance with the Corporation Law of Japan. For such newly-issued share subscription rights, share-based compensation cost is to be evaluated based on the fair value of the stock options and recognised in the consolidated statements of income.

For the year ended 31st March, 2007, the Company recognised and allocated share-based compensation costs as follows:

	Millions of yen	*Thousands of U.S. dollars*
Cost of sales	¥ 162	$ 1,371
Selling, general and administrative expenses	145	1,228
	¥ 307	$ 2,599

A description of each stock option plan is summarised as follows:

	1st stock option plan	2nd stock option plan	3rd stock option plan
Grantee categories and numbers of grantees	31 directors or managing officers of the Company, and 12 directors of its domestic subsidiaries	33 directors or managing officers of the Company, and 11 directors of its domestic subsidiaries	34 directors, managing officers or employees of the Company, and 12 directors of its domestic subsidiaries
Number of shares reserved	80,500	83,000	84,500
Grant date	27th June, 2002	12th August, 2003	24th June, 2004
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercise period	1st July, 2004 to 30th June, 2007	1st July, 2005 to 30th June, 2008	1st July, 2006 to 30th June, 2009

20. Stock Option Plans (continued)

	4th stock option plan	5th stock option plan	6th stock option plan
Grantee categories and numbers of grantees	32 directors or managing officers of the Company, and 12 directors of its domestic subsidiaries	36 directors or managing officers of the Company, and 12 directors of its domestic subsidiaries	8 directors and 28 managing officers of the Company, and 6 directors of its domestic subsidiaries
Number of shares reserved	81,500	19,100	80,000
Grant date	1st July, 2005	1st July, 2005	11th September, 2006
Vesting conditions	No vesting conditions	No vesting conditions	No vesting conditions
Service period	Not prescribed	Not prescribed	Not prescribed
Exercise period	1st July, 2007 to 30th June, 2010	1st July, 2006 to 30th June, 2007	1st July, 2009 to 30th June, 2013

	7th stock option plan
Grantee categories and numbers of grantees	8 directors and 32 managing officers of the Company, and 6 directors of its domestic subsidiaries
Number of shares reserved	18,900
Grant date	11th September, 2006
Vesting conditions	No vesting conditions
Service period	Not prescribed
Exercise period	1st July, 2007 to 30th June, 2008

The following table summarises options activity under the stock option plans referred to above during the year ended 31st March, 2007:

	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Non-vested:							
Beginning of the year	80,500	–	84,500	81,500	19,100	–	–
Granted	–	–	–	–	–	80,000	18,900
Forfeited	(12,500)	–	(3,000)	–	–	–	–
Vested	–	–	(81,500)	–	(19,100)	–	–
End of the year	68,000	–	–	81,500	–	80,000	18,900
Vested:							
Beginning of the year	–	45,300	–	–	–	–	–
Vested	–	–	81,500	–	19,100	–	–
Exercised	–	(26,100)	(45,300)	–	(17,700)	–	–
Forfeited	–	(3,000)	–	–	–	–	–
End of the year	–	16,200	36,200	–	1,400	–	–

As each stock option plan has no vesting conditions, the number of vested options in the above table represents the number of options which became exercisable.

Price information on each stock option is summarised as follows:

	Yen						
	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Exercise price	¥ 17,913	¥ 10,088	¥ 11,418	¥ 11,594	¥ 1	¥ 16,409	¥ 1
Average price on exercise	–	15,958	17,245	–	15,920	–	–
Fair value on grant date	–	–	–	–	–	4,322	15,733

	U.S. dollars						
	1st stock option plan	2nd stock option plan	3rd stock option plan	4th stock option plan	5th stock option plan	6th stock option plan	7th stock option plan
Exercise price	$ 151.69	$ 85.43	$ 96.69	$ 98.18	$ 0.01	$ 138.95	$ 0.01
Average price on exercise	–	135.13	146.03	–	134.81	–	–
Fair value on grant date	–	–	–	–	–	36.60	133.23

Excluding the 5th and 7th stock option plans, the respective exercise prices of the stock option plans have been adjusted to reflect the stock split that was completed on 1st April, 2007 as follows:

	Yen	*U.S. dollars*
	After adjustment	After adjustment
1st stock option plan	¥ 3,583	$ 30.34
2nd stock option plan	2,018	17.09
3rd stock option plan	2,284	19.34
4th stock option plan	2,319	19.64
6th stock option plan	3,282	27.79

20. Stock Option Plans (continued)

Fair value as of the grant date was estimated using a Black-Scholes option pricing model with the following assumptions:

	6th stock option plan	7th stock option plan
Expected volatility *1	34.2%	29.7%
Expected remaining period *2	4 years and 10 months	1 year and four months
Expected dividend yield *3	¥170 per share	¥170 per share
Risk-free interest rate *4	1.178%	0.556%

*1 Expected volatility is estimated based on the actual stock price in the period from December 2001 to September 2006 for the 6th stock option plan, and in the period from May 2005 to September 2006 for the 7th stock option plan.

*2 As it is difficult to estimate the expected remaining period in a reasonable manner, it is determined to be the period from the grant date to the mid-point of the exercisable period.

*3 Expected dividend yield is the expected annual dividend amount for the year ended 31st March, 2007 as of the date of the grant.

*4 Risk-free interest rate represents the interest rate of governmental bonds whose remaining period corresponds to the expected remaining period of stock options.

Because it is difficult to estimate the forfeited number on stock options for future periods, estimation of the vested number is based upon actual forfeitures in prior periods.

21. Segment Information

Business segments

Business segment information prior to 1st April, 2006 was presented under the following two categories:

- the systems solutions services business, which includes developing and managing computer systems, selling software packages and selling computer equipment and related products.

- the consulting/knowledge services business, which includes research services, management consulting services and support services relating to the asset management business.

Business segments (continued)

Effective the year ended 31st March, 2007, the Company has revised its business segments to "Consulting services" and "IT solutions services" in order to better reflect its business operations based on similarities of the type and nature of the services rendered. These business segments are summarised as follows:

- the consulting services business, which includes research services, management consulting services (both of which were previously included in the consulting/ knowledge service segment) and system consulting services (which was previously included in the system solutions services segment).

- the IT solutions services business, which includes developing and managing computer systems, selling software packages, selling computer equipment and related products (which were previously included in the system solutions services segment), and support services relating to the asset management business (which was previously included in the consulting/knowledge services segment).

Business segment information of the Company and its consolidated subsidiaries for the years ended 31st March, 2005, 2006 and 2007 is summarised as follows. However, in accordance with accounting standards generally accepted in Japan, segment information prior to 1st April, 2006 has not been restated and has instead been presented using the former business segments. In order to keep consistencies in figures, segment information on sales and operating profit, and total assets, depreciation and amortization and capital expenditures for the year ended 31st March, 2006 has been reclassified and presented based on the new business segments in the latter part of the set of tables presented below.

	Millions of yen				
	Year ended 31st March, 2005				
	System solutions services	Consulting/ knowledge services	Total	Eliminations And corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	¥ 213,230	¥ 39,733	¥ 252,963	¥ –	¥ 252,963
Intersegment sales or transfers	2,756	1,865	4,621	(4,621)	–
Total sales	215,986	41,598	257,584	(4,621)	252,963
Operating expenses	191,503	35,905	227,408	(4,604)	222,804
Operating profit	¥ 24,483	¥ 5,693	¥ 30,176	¥ (17)	¥ 30,159
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 124,868	¥ 22,819	¥ 147,687	¥ 169,654	¥ 317,341
Depreciation and amortisation	16,025	2,381	18,406	(3)	18,403
Capital expenditures	15,216	2,155	17,371	(20)	17,351

Business segments (continued)

	Millions of yen				
	Year ended 31st March, 2006				
	System solutions services	Consulting/ knowledge services	Total	Eliminations and corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	¥ 241,001	¥ 44,584	¥ 285,585	¥ –	¥ 285,585
Intersegment sales or transfers	3,467	2,525	5,992	(5,992)	–
Total sales	244,468	47,109	291,577	(5,992)	285,585
Operating expenses	213,136	41,951	255,087	(5,971)	249,116
Operating profit	¥ 31,332	¥ 5,158	¥ 36,490	¥ (21)	¥ 36,469
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 127,591	¥ 25,739	¥ 153,330	¥ 158,457	¥ 311,787
Depreciation and amortisation	13,999	2,597	16,596	(22)	16,574
Capital expenditures	15,498	2,891	18,389	(45)	18,344

	Millions of yen				
	Year ended 31st March, 2007				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	¥ 29,870	¥ 292,662	¥ 322,532	¥ –	¥322,532
Intersegment sales or transfers	267	1,389	1,656	(1,656)	–
Total sales	30,137	294,051	324,188	(1,656)	322,532
Operating expenses	25,693	254,598	280,291	(1,656)	278,635
Operating profit	¥ 4,444	¥ 39,453	¥ 43,897	¥ –	¥ 43,897
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 17,024	¥ 148,945	¥ 165,969	¥ 205,489	¥ 371,458
Depreciation and amortisation	257	19,539	19,796	–	19,796
Capital expenditures	820	29,083	29,903	–	29,903

	Thousands of U.S. dollars				
	Year ended 31st March, 2007				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	$ 252,943	$ 2,478,296	$ 2,731,239	$ –	$ 2,731,239
Intersegment sales or transfers	2,261	11,762	14,023	(14,023)	–
Total sales	255,204	2,490,058	2,745,262	(14,023)	2,731,239
Operating expenses	217,572	2,155,965	2,373,537	(14,023)	2,359,514
Operating profit	$ 37,632	$ 334,093	$ 371,725	$ –	$ 371,725
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	$ 144,161	$ 1,261,284	$ 1,405,445	$ 1,740,105	$ 3,145,550
Depreciation and amortisation	2,176	165,459	167,635	–	167,635
Capital expenditures	6,944	246,278	253,222	–	253,222

Business segments (continued)

As mentioned above, segment information on sales and operating profit, and total assets, depreciation and amortisation and capital expenditures for the year ended 31st March, 2006 has been reclassified using the new business segments as follows:

	Millions of yen				
	Year ended 31st March, 2006				
	Consulting services	IT solutions services	Total	Eliminations and corporate	Consoli-dated
I. Sales and operating profit					
Sales to external customers	¥ 26,293	¥ 259,292	¥ 285,585	¥ –	¥ 285,585
Intersegment sales or transfers	406	1,141	1,547	(1,547)	-
Total sales	26,699	260,433	287,132	(1,547)	285,585
Operating expenses	22,907	227,757	250,664	(1,548)	249,116
Operating profit	¥ 3,792	¥ 32,676	¥ 36,468	¥ 1	¥ 36,469
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 15,968	¥ 128,972	¥ 144,940	¥ 166,847	¥ 311,787
Depreciation and amortisation	393	16,181	16,574	–	16,574
Capital expenditures	292	18,052	18,344	–	18,344

As a result of the adoption of "Accounting Standard for Share-based Payments" and "Guidance on Accounting Standard for Share-based Payments," share-based compensation cost has been accounted for as a component of selling, general and administrative expenses effective the year ended 31st March, 2007. As a result, operating expenses in the consulting services segment and the IT solutions services segment for the year ended 31st March, 2007 increased by ¥54 million ($458 thousand) and ¥253 million ($2,142 thousand), respectively, and operating profit for these segments decreased by the same amounts compared with the amounts which would have been recorded under the previous method.

Geographical segments

Because sales and assets in the domestic segment constituted more than 90% of total sales and assets for the years ended 31st March, 2005, 2006 and 2007, geographical segment information has not been presented.

Overseas sales

Because overseas sales constituted less than 10% of consolidated sales for the years ended 31st March, 2005, 2006 and 2007, no disclosure of overseas sales has been made.

22. Business Combinations

Effective the year ended 31st March, 2007, the Company has merged with its wholly-owned subsidiary, NRI Data Services, Ltd., which was engaged in operating and monitoring information systems and also provided telecommunication system services. This business combination was implemented in order to enhance the Company's management efficiency, contribute to the competitiveness of the Group, strengthen integrated management and enable the Company to respond promptly to its customers' needs. As a result of this transaction, NRI Data Services, Ltd. was discontinued and its business operations have been absorbed into the Company. There were no new share issuances nor was there any increase in capital relating to this merger.

In addition, effective the year ended 31st March, 2007, Nomura Research Institute America, Inc., a wholly-owned subsidiary of the Company engaged in research investigation, and development and operation of IT systems, merged with NRI Holding America Inc., NRI Pacific Inc. and NRI Investment America, Inc. which were also wholly-owned subsidiaries of the Company. This business combination was implemented in order to restructure the group's business bases in North America and to enhance the Company's management efficiency.

These transactions have been eliminated as intercompany transactions since they were transactions between companies under common control. Therefore, these accounting treatments had no impact on the accompanying consolidated financial statements for the year ended 31st March, 2007.

23. Subsequent Events

1) The following appropriation of retained earnings of the Company, which has not been reflected in the consolidated financial statements for the year ended 31st March 2007, was approved by resolution of the Board of Directors at a meeting held on 15th May, 2007:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends (¥110 = U.S.$0.93 per share)	¥ 4,478	$ 37,920

2) Based on a resolution of the Board of Directors on 26th January, 2007, the Company has implemented a five-for-one stock split of its shares of common stock on 1st April, 2007.

Details regarding the stock split are summarised as follows:

(1) Method of stock split:

All shares of common stock held by shareholders listed or recorded on the final register of shareholders and the final register of beneficial shareholders as of 31st March, 2007 are to be split into five shares.

23. Subsequent Events (continued)

(2) Number of shares:

Number of shares in issue before the stock split:	45,000,000
Increase in number of shares as a result of the stock split:	180,000,000
Number of shares in issue after the stock split:	225,000,000

Per share information for the years ended 31st March, 2006 and 2007 with the assumption that this stock split took place at the beginning of each fiscal year is summarised as follows:

	Yen		*U.S. dollars*
	31st March,		31st March,
	2006	2007	2007
Net assets per share	¥ 1,030.55	¥ 1,060.84	$ 8.98
Net income per share	103.94	132.95	1.13
Diluted net income per share	103.86	132.70	1.12

3) On 22nd June, 2007, issuance of two types of stock option plans in accordance with the Corporation Law of Japan was approved by resolution of the Board of Directors as follows:

(1) *Stock option whose exercisable price is determined based on marketable value*

Subscription rights to purchase 422,500 new shares of the Company's common stock are to be granted to the Company's directors, officers, employees who are in positions equivalent to directors or officers, and the directors of its domestic subsidiaries. The subscription rights are exercisable at 105% of the average closing market price of the Company's shares of common stock on the Tokyo Stock Exchange for the month prior to the month in which the subscription rights are issued, or at the closing price on the date of issuance, whichever is higher. These subscription rights are exercisable over a four-year period from 1st July, 2010 to 30th June, 2014.

(2) Stock option whose exercisable price is 1 yen per share

Subscription rights to purchase 96,500 new shares of the Company's common stock are to be granted to the Company's directors, officers, employees who are in positions equivalent to directors or officers, and the directors of its domestic subsidiaries. Each subscription right is exercisable at the cost of 1 yen. These subscription rights are exercisable over one-year period from 1st July, 2008 to 30th June, 2009.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements of the Company have been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in certain material respects. Such differences are discussed below and address only those differences related to the consolidated financial statements. In addition, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements.

The significant differences between Japanese GAAP and U.S. GAAP which would affect the determination of consolidated net income and shareholders' equity of the Company are set out below:

1. Leases Capitalized as Assets

Under Japanese GAAP, for finance leases where ownership is not deemed to be transferred from the lessor to the lessee, the lessee may choose not to capitalize lease expenses and may account for the lease in a manner similar to that applicable to operating leases. The Company's policy is to account for finance leases in a manner similar to operating leases.

From the period beginning on and after 1st April, 2009, all finance leases will be required to be capitalized.

U.S. GAAP requires that leases which transfer essentially all the risks and rewards of ownership of the leased assets from the lessor to the lessee to be capitalized.

2. Impairment of Long-Lived Assets

Japanese GAAP requires carrying tangible and intangible fixed assets at cost less depreciation, and requires review for impairment of such assets for financial statements issued for fiscal years beginning after 31st March, 2005 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized.

U.S. GAAP requires review and recognition of impairment of long-lived assets and certain identifiable intangibles to be held and used on such a basis as described in Japanese GAAP above.

3. Compensated Absences

Under Japanese GAAP, there is no specific accounting standard for compensated absences and this liability is not generally recognized in Japan.

Under U.S. GAAP, an employer accrues the liability for employees' compensation for future absences if certain conditions are met.

4. Stock Option Plans

Under Japanese GAAP, in previous years, no liability and expense were recognized until the subscription rights were exercised. However, for stock options issued after May 1·2006, compensation costs are evaluated based on the fair value of stock options and recognized in income statements.

Under U.S. GAAP, from the beginning of the annual reporting period that begins after December 15th, 2005, fair-value-based method applies to all stock options. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the effective date, based on grant-date fair value of those awards.

5. Interest Rate Swap

Under Japanese GAAP, as for interest rate swaps used for converting receipts or payments of interest on an asset or a liability, if principal terms of the interest rate swaps such as notional amount, index of interest rates, date and interval of interest payments, contract period are essentially the same as those of the hedged asset or liability, such interest rate swaps may not be measured at fair value, but the related interests may be adjusted to the interests on the hedged asset or liability on an accrual basis.

Under U.S. GAAP, interest rate swaps are measured at fair value in any case. If interest rate swaps meet the criteria for the fair value hedge accounting, the hedged items are also measured at fair value to match the income statement impact. If interest rate swaps meet the criteria for the cash flow hedge accounting, the valuation difference on the interest rate swaps is directly recognized as a component of equity.

6. Revenue Recognition

Under Japanese GAAP, recognition of software revenue is permitted by various methods including the percentage-of-completion method, the policy followed by the Company.

Under U.S. GAAP, software revenue is recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and no future elements to be delivered are essential to the functionality of the delivered elements, the vendor's fee is fixed or determinable and collectibility is probable.

7. Guarantor's Accounting for Guarantees

Under Japanese GAAP, a guarantor does not recognize a liability for a guarantee in its statement of financial position unless it is probable that payments will be required under that guarantee.

Under U.S. GAAP, at the inception of a guarantee, the guarantor recognizes a liability in its statement of financial position for the fair value of all guarantees issued or modified after December 31st, 2002, even if it is not probable that payments will be required under that guarantee.

SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates (being companies over which the Company holds significant influence with respect to its finances, operations or businesses).

At 31st March, 2007, the Company had 14 subsidiaries, all of which were consolidated subsidiaries.

At the same date, the Company had 1 affiliate, all of which were accounted for by the equity method in the Company's financial statements.

The following table sets forth information on the Company's direct and indirect subsidiaries and affiliate as of 31st March, 2007.

Name	Country	Main Business	Issued Capital (thousands)		Equity held by the Company (%)
Subsidiaries					
NRI Network Communications, Ltd.	Japan	Software development and sales, mainly in the Kansai area	¥	450,000	100.0
NRI Learning Network, Ltd.	Japan	Training related to information and telecommunications systems	¥	300,000	100.0
NRI SecureTechnologies, Ltd.	Japan	Network security services	¥	450,000	100.0
NRI Cyber Patent, Ltd.	Japan	Provide patent and other intellectual property information to subscribers	¥	300,000	100.0
NRI WEBrandia, Ltd.	Japan	Web Site development and management	¥	200,000	100.0
NRI Shared Services, Ltd.	Japan	Office and real estate management	¥	450,000	100.0
NRI Data i Tech, Ltd.	Japan	Maintaining systems equipment of Nomura Holdings and its subsidiaries and affiliates	¥	10,000	100.0
Insurance System & Technology, Ltd.	Japan	Software development for non-life insurance industry	¥	495,000	100.0
Nomura Research Institute America, Inc.	USA	Research and development and operation of information management systems in the U.S.	U.S.$	31,444	100.0
Nomura Research Institute Europe Limited	England	Research and development and operation of information management systems in Europe	£	1,350	100.0
Nomura Research Institute Beijing Limited	China	Development and operation of information management systems in China	U.S.$	3,000	100.0
Nomura Research Institute Shanghai Limited	China	Consulting in China	U.S.$	6,050	100.0
Nomura Research Institute Hong Kong Limited	China	Research and development and operation of information management systems in Asia	HK$	16,181	100.0
Nomura Research Institute (Singapore) Private Limited	Singapore	Research and development and operation of information management systems in Asia	Sing$	1,400	100.0
Affiliate					
Nippon Clearing Services Co., Ltd	Japan	Back-office services for mid-tier securities companies	¥	300,000	40.0

MAJOR SHAREHOLDERS

Shareholders	Number of Shares Owned (thousands)	Ratio of Voting Rights (%)
Nomura Asset Management Co., Ltd.	8,677	19.28
Nomura Facilities, Inc.	3,720	8.27
JAFCO Co., Ltd.	3,050	6.78
Nomura Holdings, Inc.	2,600	5.78
Japan Trustee Services Bank, Ltd. (Trust Account)	2,078	4.62
The Master Trust Bank of Japan, Ltd.(Trust Account)	1,869	4.15
NRI Group Employee Stock Ownership Association	996	2.21
The Goldman Sachs International	593	1.32
Japan Trustee Services Bank, Ltd. (Trust Account4)	586	1.30
TAKAGI SECURITIES CO.,LTD.	550	1.22

*NRI owns 4,291 thousand shares.

Directors and Corporate Auditors



Hitoshi Okuda
Representative Director,
Corporate Senior Executive
Vice President
Corporate Administration, R&D

Akihisa Fujinuma
President and
Representative Director,
CEO & COO

Takashi Narusawa
Representative Director,
Corporate Senior Executive
Vice President
Marketing & Business Planning



Tadaaki Kawano
Director, Corporate Executive
Vice President
Personnel, Human-Resources
Development, Legal, Intellectual
Property, Administration,
Compliance



Hisashi Imai
Director, Corporate Executive
Vice President
Marketing & Business Planning,
Financial Systems



Masahiro Muroi
Director, Corporate Executive
Vice President
Corporate Planning, Corporate
Communications, Information System
Planning & Control, Center for
Knowledge Exchange & Creation



Mamoru Suenaga
Director, Corporate Executive
Vice President
Retail & Industrial Systems



Shigeru Hirota
Director, Corporate Senior Vice
President
Accounting, Business Procedures
Planning & Control, Internal Control



Ken Ohno
Director



Kunio Takeda
Director*1



Nobuya Minami
Director*1



Hironobu Goto
Corporate Auditor



Takaharu Yamagata
Corporate Auditor



Masato Tanaka
Corporate Auditor*2



Hiroshi Izumitani
Corporate Auditor*2



Sosuke Yasuda
Corporate Auditor*2

Notes: *1 Kunio Takeda and Naoya Minami are outside directors.
*2 Masato Tanaka and Hiroshi Izumitani are outside corporate auditors.

Executive Officers (excluding those also serving as directors)

Corporate Executive Vice President

Takayoshi Kurinomaru

Corporate Senior Vice Presidents

Tadashi Shimamoto
Mitsuru Sawada
Jun Suzuki
Koji Yamada
Toshinobu Ukawa
Keiichi Ishibashi
Shiro Tanikawa
Masao Yanagida
Osamu Inatsuki
Sawaaki Yamada

Corporate Vice Presidents

Masaki Tochizawa
Yoshihito Mitsugi
Shin Kusunoki
Yoshiyuki Kurihara
Akira Horibe
Harumi Saitou
Shingo Konomoto
Hiroshi Itano
Tetsuo Shibauchi
Hideaki Nakano
Shigeki Higashiyama
Masahide Nakamura
Koji Satou
Yoshihiko Murowaki
Tatsuya Watahiki
Masaki Takimoto
Hajime Ueda

NRI Group (As of 1st July, 2007)

Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd.
http://www.nri.co.jp

Marunouchi Center
<Marunouchi Kitaguchi Building (Head Office)>
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111

<Nippon Building>
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5533-2111

Kiba Center
<Tower N>
Tower N, 1-5-15 Kiba, Koto-ku,
Tokyo 135-0042, Japan
Tel. +81(3)5533-2111

<Tower S>
Tower S, 1-5-25 Kiba, Koto-ku,
Tokyo 135-0042, Japan
Tel. +81(3)5533-2111

Yokohama Center
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)333-8100

Osaka Center
Aqua Dojima West Tower,
1-4-16 Dojimahama, Kita-ku,
Osaka 530-0004, Japan
Tel. +81(6)4797-2700

Seoul Branch
11th Fl. Youngpoong Bldg.,
33 Seorin-Dong, Chongro-ku,
Seoul, 110-752, Korea
Tel. +82(2)399-5111

Taipei Branch
13th Fl.-E, No.168, Tun-Hwa N. Rd.,
Taipei, Taiwan R.O.C.
Tel. +886(2)2718-7620

Manila Branch
27th Fl. Yuchengco Tower, RCBC Plaza,
6819 Ayala Avenue,
1200 Makati City, Philippines
Tel. +63(2)757-1946

NRI Network Communications, Ltd.
Aqua Dojima West Tower,
1-4-16 Dojimahama, Kita-ku,
Osaka 530-0004, Japan
Tel. +81(6)4797-2800
http://www.nri-net.com

NRI Learning Network, Ltd.
Otemachi Building, 1-6-1 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)3282-1311
http://learningnet.nri.co.jp

NRI Secure Technologies, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5220-2022
http://www.nri-secure.co.jp

NRI Cyber Patent, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5208-1011
http://www.patent.ne.jp

NRI WEBrandia, Ltd.
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5299-4411
http://webrandia.jp

NRI Shared Services, Ltd.
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)336-8600

NRI Data iTech, Ltd.
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5299-4500
http://www.n-itech.com

Insurance System & Technology, Ltd.
CN-2 Building, 2-8-3 Kiba,
Koto-ku, Tokyo 135-0042, Japan
Tel. +81(3)5639-1455
http://www.instechno.co.jp

Nomura Research Institute America, Inc.
2 World Financial Center,
Building B, 19F.
New York, NY 10281-1198, U.S.A.
Tel. +1(212)667-1670

NRI Pacific Inc.
1400 Fashion Island Blvd., #1010,
San Mateo, CA 94404, U.S.A.
Tel. +1(650)638-7250

Nomura Research Institute Europe Limited
Nomura House,
1 St. Martin's-le-Grand,
London EC1A 4NP, England
Tel. +44(20)7521-2000

Nomura Research Institute (Beijing), Ltd.
603, Raycom Infotech Park Tower A,
2 Kexueyuan-Nanlu, Haidian District,
Beijing 100080, China
Tel. +86(10)8286-1555

Shanghai Branch
Unit B 24th Fl., Pufa Tower,
588 South Pudong Road,
Shanghai 200120, China
Tel. +86(21)5840-3500

Nomura Research Institute Shanghai Limited
Huaihai Plaza, 9th Floor,
No.1045 Huaihai Zhong Road,
Shanghai 200031, China
Tel. +86(21)5465-9980

Beijing Office
603 Raycom Infotech Park Tower A,
2 Kexueyuan-Nanlu, Haidian District,
Beijing 100080, China
Tel. +86(10)6250-9868

Nomura Research Institute Hong Kong Limited
30th Fl. Two International Finance Centre,
8 Finance Street,
Central, Hong Kong
Tel. +852(2536)1900

Nomura Research Institute (Singapore) Private Limited
6 Battery Rd. #36-01,
Singapore 049909, Singapore
Tel. +65(6225)8441

Corporate Data (As of 31st March, 2007)

Corporate Outline

Name
Nomura Research Institute, Ltd.
Head office address
Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111
History
Apr. 1965: establishment of Nomura Research Institute, Ltd. (NRI)
Jan. 1966: establishment of Nomura Computing Center, Ltd. (NCC)
Jan. 1988: merger of NRI and NCC
Capital
JPY18,600,000,000
Number of employees
4,407 (5,303 in the entire NRI Group)

Breakdown of Shares by Shareholder Category


Companies incorporated in other countries: 21.0%
Private individuals and "other" shareholders: 9.6%
Financial institutions: 16.2%
NRI: 9.5%
Securities firms: 1.9%
Companies incorporated in Japan: 41.8%

Major Shareholders

Shareholders	Number of shares owned (thousands)	Ratio of voting rights (%)
Nomura Asset Management Co., Ltd.	8,677	19.28
Nomura Facilities, Inc.	3,720	8.27
JAFCO Co., Ltd.	3,050	6.78
Nomura Holdings, Inc.	2,600	5.78
Japan Trustee Services Bank, Ltd. (Trust Account)	2,078	4.62
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,869	4.15
NRI Group Employee Stock Ownership Association	996	2.21
The Goldman Sacks International	593	1.32
Japan Trustee Services Bank, Ltd. (Trust Account 4)	586	1.30
TAKAGI SECURITIES CO., LTD.	550	1.22

Note: NRI owns 4,291 thousands shares of the treasury stock, but the figure is excluded shares above mentioned.

Stock Data

Total number of issuable shares	150,000,000
Total number of issued shares	45,000,000
Number of shareholders	16,987

Note: After the five-for-one split of the Company's common stock implemented as of 1st April, 2007, total number of issuable shares increased to 750,000,000 shares and total number of issued shares to 225,000,000 shares.

Inquiries IR Department
Nomura Research Institute, Ltd.
E-mail: ir@nri.co.jp

Shareholders Information

Fiscal year	1st April to 31st March of the following year
Ordinary general meeting of shareholders	Every June
Custodian of shareholder register	Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo, Japan
Transfer agent (address for inquiries and posts)	Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo, Japan Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081 Tel: 0120-232-711 (toll-free)
Transfer agent's handling office	All branch offices of Mitsubishi UFJ Trust and Banking and all offices (head and branch) of Nomura Securities, nationwide To request forms concerning shares, please contact the custodian of the shareholder register toll free in Japan or go to the website. Toll-free: 0120-244-479 (Securities Agent Department in head office) 0120-684-479 (Securities Agent Department in Osaka office) Website: http://www.tr.mufg.jp/daikou/
Unit of share sales	100 shares
Method of public notice	Electronic notification (However, if electronic notification is not possible due to an accident or other unavoidable circumstances, notice will be published in the Nihon Keizai Shimbun newspaper.) The Company's website: http://www.nri.co.jp/

Stock Performance


Share Prices (yen)
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
2006.4
2006.5
2006.6
2006.7
2006.8
2006.9
2006.10
2006.11
2006.12
2007.1
2007.2
2007.3
Trading Volume (thousands)
3,000
2,000
1,000
0

Nomura Research Institute, Ltd.

Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111
http://www.nri.co.jp/

Printed in Japan

[Translation]

August 24, 2007

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Demerger

Notice is hereby provided that the Company has resolved at the meeting of the Board of Directors held today, to demerge the Company's Information Systems Related Division for the Silver Human Resources Centers as of October 1, 2007 and transfer such business to the newly established NRI Social Information System Services, Ltd., as described below.

Contents

1. Purpose of Demerger

NRI Group has developed "Ageless 80", an integrated information processing system for the regional Silver Human Resources Centers as an industry standard, and has contributed to diverse use of human resources in the local community. Facing the period of retirement of the baby-boom generation, there are increasing demands for a realization of a society where the elderly people are able to work with incentive. In order to meet the needs of the local community, and further support the creation of contacts between the elderly people and the local community, we have decided to independently establish NRI Social Information System Services, Ltd.

2. Summary of Demerger

(1) Schedule of Demerger

Date of Meeting of Board of Directors for Approval of Establishment and Demerger Plan:
August 24, 2007

Date of Registration of Incorporation of Newly-Established Company (Effective Date):
October 1, 2007 (Scheduled)

(Note) This Demerger shall be performed without the approval at the General Meeting of the Shareholders, in accordance with the provisions of Article 805 of the Company Law.

(2) Method of Demerger

An establishment and demerger where the Company shall be the demerging company and the newly established NRI Social Information System Services, Ltd. shall be succeeding company.

(3) Amount of Decrease in Capital, etc. due to Demerger

There will be no decrease in capital, etc. due to this Demerger.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Demerging Company

There will be no changes in the treatment of the Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Company due to this Demerger.

(5) Rights and Obligations to be Succeeded by the Succeeding Company

The succeeding company shall succeed all rights and obligations appertaining to the assets, liabilities, etc. associated with the business to be demerged by the Company as of the effective date of this Demerger.

(6) Potential for Performance of Obligation

It has been determined that there are no problems posed with respect to the potential for the performance of the obligations to be assumed by the Company and NRI Social Information System Services, Ltd. relating to this Demerger.

3. General Outline of Demerger (as of March 31, 2007)

(1) Corporate Name

Nomura Research Institute, Ltd.

(2) Description of Business

Consulting services and IT solution services

(3) Date of Incorporation

January 5, 1966

(4) Location of Head Office

Chiyoda-ku, Tokyo

(5) Name and Title of Representative

Akihisa Fujinuma, President, CEO & COO

(6) Capital

18,600 million yen

(7) Number of Shares Issued

45,000,000 shares

(8) Net Assets

216,232 million yen (consolidated)

(9) Total Assets

371,458 million yen (consolidated)

(10) Fiscal Term

March 31

(11) Major Shareholders and Shareholding Ratio

Name	Shareholding Ratio
Nomura Asset Management Co., Ltd.	19.28%
Nomura Facilities, Inc.	8.27%
JAFCO Co., Ltd.	6.78%
Nomura Holdings, Inc.	5.78%
Japan Trustee Services Bank, Ltd. (Trust Account)	4.62%
The Master Trust Bank of Japan, Ltd. (Trust Account)	4.15%
NRI Group Employee Stock Ownership	2.21%
Goldman Sachs International (Standing Proxy: Goldman Sachs Japan Co., Ltd.)	1.32%
Japan Trustee Services Bank, Ltd. (Trust Account No. 4)	1.30%
Takagi Securities Co., Ltd.	1.22%

(Note) Treasury stock (shareholding ratio of 9.54%) is not included in the above table.

4. General Outline of Business Division to be Demerged

(1) Description of Business of Division to be Demerged

Development, distribution and maintenance of software and hardware for the Silver Human Resources Centers, and consulting services relating thereto.

(2) Results of Operations of Division to be Demerged (from April 1, 2006 to March 31, 2007)

Item	Business to be Demerged (a)	Company (Non-consolidated) (b)	Ratio (a/b)
Proceeds	1,624 million yen	310,280 million yen	0.5%

(3) Items and Amount of Assets and Liabilities to be Demerged (as of June 30, 2007)

Assets		Liabilities	
Item	Amount	Item	Amount
Current Assets	603 million yen	Current Liabilities	385 million yen
Fixed Assets	251 million yen	Fixed Liabilities	—
Total	854 million yen	Total	385 million yen

5. State of Newly Established Company

(1) Corporate Name

NRI Social Information System Services, Ltd.

(2) Description of Business

IT solution services

(3) Location of Head Office

Chuo-ku, Tokyo

(4) Name and Title of Representative

Koichi Miyauchi, President, CEO & COO

(5) Capital

100 million yen

(6) Fiscal Term

March 31

6. State of the Company after Demerger

(1) There will be no changes the corporate name, description of business, location of the head office, representative, capital and fiscal term due to this Demerger.

(2) Outlook of Effects to Business Results due to Demerger

NRI Social Information System Services, Ltd. will be a wholly-owned subsidiary of the Company, therefore our consolidated business results will not be affected. Furthermore, the effects on the non-consolidated business results will be minor.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

File No. 82-34673

For Fiscal Year 2007

QUARTERLY BUSINESS REPORT FOR THE FIRST QUARTER

April 1, 2007 through June 30, 2007

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

NRI IN FIGURES

(100 Millions of yen, except for per share data)

	For the three months ended June 30, 2005	For the three months ended June 30, 2006	For the three months ended June 30, 2007
Sales	606	683	774
Operating Profit	62	82	107
Current Profit	68	93	123
Net Profit	39	56	80
EPS (Net Profit per Share) (yen)	88*	27	39

* Pre-split EPS for the three months ended June 30, 2005.

RESULTS OF OPERATION BY INDUSTRY GROUP AND BUSINESS SEGMENTS

Sales by Industry Group

Breakdown and the amounts of sales for the three months in the Company's business by industry group are shown in the form of graph.

Sales by Business Segments

A brief description of the Consulting Services and the IT Solution Services is provided. Sales of the Consulting Services increased by 5.1% to 6.3 billion yen. Sales of the IT Solution Services increased by 14.1% to 71.0 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of Consulting Services and IT Solution Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income (Unaudited)

(Millions of yen)

	Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)	Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	Changes
Sales	68,383	77,486	+9,102
Cost of sales	50,420	54,837	+4,416
Gross profit	17,962	22,649	+4,686
Selling, general and administrative expenses	9,741	11,906	+2,164
Operating profit	8,220	10,742	+2,522
Non-operating profit and loss	1,156	1,564	+408
Current profit	9,376	12,307	+2,930
Extraordinary profit and loss	6	1,385	+1,378
Net profit before adjustment of taxes, etc.	9,383	13,692	+4,309
Income taxes, etc.	3,735	5,631	+1,895
Net profit for the current period	5,647	8,061	+2,413

Summary Consolidated Balance Sheet (Unaudited)

(Millions of yen)

	Three months ended June 30, 2006 (As of June 30, 2006)	Three months ended June 30, 2007 (As of June 30, 2007)
Assets		
Current assets	120,504	184,359
Fixed assets		
Tangible fixed assets	39,392	50,351
Intangible fixed assets	20,238	22,484
Investment and other assets	93,069	84,449
Total fixed assets	152,700	157,285
Total Assets	273,204	341,644
Liabilities		
Current liabilities	43,645	51,257
Fixed liabilities	28,580	72,845
Total Liabilities	72,225	124,102
Net assets		
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	188,657	210,555
Treasury stock	-48,075	-47,023
Total Shareholders' Equity	173,981	196,932
Valuation and Translation Adjustments		
Unrealized gains on securities	27,038	19,129
Translation adjustments	-40	1,070
Total Valuation and Translation Adjustments	26,997	20,199
Stock Acquisition Rights	-	409
Total Net Assets	200,978	217,541
Total Liabilities and Net Assets	273,204	341,644

Summary Consolidated Statement of Cash Flows (Unaudited)

(Millions of yen)

	Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)	Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	Changes
Cash flow from operating activities	-1,719	-1,322	+397
Cash flow from investing activities	4,083	-21,390	-25,474
Cash flow from financing activities	-3,523	-4,094	-570
Effect of exchange rate changes on cash and cash equivalents	-27	134	+161
Net increase (decrease) in cash and cash equivalents	-1,186	-26,672	-25,486
Cash and cash equivalents at beginning of the period	50,752	115,854	+65,101
Cash and cash equivalents at end of the period	49,566	89,181	+39,615

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- Adoption by Nomura Securities Co., Ltd.'s "Hot Direct" of OneTime Password provided by NRI and Japan VeriSign (announced on May 15, 2007);

- Promotion of a structure to help balance child-raising and work (announced on May 1, 2007);

- Release of trend analysis report for year 2007 on security diagnosis results by NRI Secure Technologies, Ltd. (announced on June 19, 2007); and

- "System Management Business and New Data Center" and "CSR Activities of NRI Group" were presented at the management briefing session after the Ordinary General Meeting of Shareholders (held on June 22, 2007).

Outline of the Company (as of March 31, 2007)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Memorandum for Shareholders

The fiscal year, timing of the ordinary general meeting of shareholders, name and address of the share registrar, number of shares constituting a unit, and method of public notices are mentioned.

END